SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CKx, Inc.
(Name of Subject Company)

CKx, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is CKx, Inc., a Delaware corporation (the ‘‘Company” or “CKx”). The address of the principal executive offices of CKx is 650 Madison Avenue, New York, New York 10022, and its telephone number is (212) 838-3100.

(b)	Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Common Shares,” each a “Common Share,” and, the holders of such Common Shares, “Stockholders”). As of the close of business on May 13, 2011, there were 200,000,000 Common Shares authorized, of which 92,613,473 were outstanding (including restricted shares).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address of Person Filing this Statement.

The name, address and telephone number of CKx, which is the person filing this Schedule 14D-9, are set forth in Item 1(a), “Subject Company Information — Name and Address.”

(b)	Tender Offer of Colonel Offeror Sub, LLC

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”) and an indirect wholly owned subsidiary of Colonel Holdings, Inc., a Delaware corporation (“Parent”), which is a direct wholly owned subsidiary of certain equity funds managed by Apollo Management VII, L.P. (collectively, the ‘‘Apollo Funds”) to purchase all of CKx’s outstanding Common Shares for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated May 17, 2011 (as amended or supplemented from time to time, the ‘‘Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on May 17, 2011.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 10, 2011, as amended on May 17, 2011 among CKx, Parent and Colonel Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Offeror (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer, Merger Sub will merge with and into CKx (the “Merger”), with CKx continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger, each outstanding Common Share (other than Common Shares owned, (i) directly or indirectly, by Parent, Offeror or CKx or (ii) by any Stockholder who is entitled to and properly exercises appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price. Copies of the Merger Agreement and the amendment to the Merger Agreement are filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

References in this Schedule 14D-9 to our unaffiliated stockholders are deemed to refer to holders of our common stock other than members of our board of directors (the “Board”), executive officers, the Sillerman Stockholders (as defined herein), the Trust (as defined herein), Parent, Offeror, Merger Sub, Apollo Management VII, L.P. (“Apollo Management”) and the Apollo Funds.

The Schedule TO states that the address of Offeror is 9 West 57th Street, New York, New York 10019, and Offeror’s telephone number thereat is (212) 515-3450.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Arrangements with Directors and Executive Officers of the Company.

Arrangements between CKx, Inc. and Current Executive Officers and Directors

Certain executive officers and directors of CKx may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, those of Stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to recommend that Stockholders accept the Offer and tender their Common Shares to Offeror pursuant to the Offer, the Board was aware of these potential conflicts of interests and considered them, along with other matters described below in Item 4(c), “The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the compensation arrangements between CKx and its executive officers and directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the heading “Executive Compensation and Related Matters.”

Consideration Payable Pursuant to the Offer

If the CKx directors and executive officers were to tender any Common Shares they own pursuant to the Offer, excluding unvested shares of restricted common stock of CKx (“Restricted Shares”), which are discussed below, they would receive the same cash consideration on the same terms and conditions as the other Stockholders in the Offer. As of May 12, 2011, the CKx directors and executive officers identified below owned an aggregate number of 4,360,739 Common Shares, excluding Restricted Shares. If the CKx directors and executive officers were to tender all such Common Shares for purchase pursuant to the Offer and those Common Shares were accepted for purchase by Offeror, the CKx directors and executive officers would receive an aggregate of $23,984,065 in cash under the terms of the Offer.

Name	Position

Michael G. Ferrel	Chief Executive Officer, Chairman of the Board
Howard J. Tytel	Senior Executive Vice President, Director of Legal Governmental Affairs, Director
Edwin M. Banks	Director
Bryan E. Bloom	Director
Jack Langer	Director
Jacques D. Kerrest	Director
Kathleen Dore	Director
Priscilla Presley	Director
Thomas P. Benson	Executive Vice President, Chief Financial Officer, Treasurer
Kraig G. Fox	Executive Vice President, Chief Operating Officer

Effect of Consummation of Offer and Merger on Stock Options and Restricted Shares

As of May 12, 2011, the CKx directors and executive officers held 613,500 options to purchase Common Shares (“Stock Options”) and 1,000 Restricted Shares. Any Stock Options and Restricted Shares held by the CKx directors and executive officers were issued pursuant to the CKx 2005 Omnibus Long-Term Incentive Compensation Plan.

Under the Merger Agreement, each Stock Option, whether vested or unvested (including Stock Options held by executive officers and directors), that is outstanding immediately prior to the acceptance for payment by Offeror of Common Shares pursuant to the Offer (the “Acceptance Time”) will be cancelled in exchange for a cash payment (without interest, and subject to deduction for any required tax withholding), to be made as soon as practicable following the Acceptance Time equal to the product of (i) the excess, if any, of the Offer Price over the per-Common Share exercise price under such Stock Option and (ii) the number of Common Shares subject to such Stock Option. In addition, under the Merger Agreement, each holder of Restricted

Shares, including executive officers and directors, will have the right to tender the holder’s Restricted Shares into the Offer, subject to and contingent upon the occurrence of the Acceptance Time, at which time each tendered Restricted Share will fully vest and be treated the same as other Common Shares properly tendered into the Offer. Each Restricted Share that is not tendered into the Offer will become fully vested at the Acceptance Time and, upon the effective time of the Merger, will be cancelled and converted into the Offer Price.

The following tables summarize, with respect to (1) each CKx director and (2) each CKx named executive officer, the aggregate value, as of May 12, 2011, of the Stock Options and Restricted Shares held by each such director and named executive officer, based on the Offer Price. CKx has no executive officers other than the named executive officers.

	Common	Aggregate	Common	Aggregate
	Shares	Spread	Shares	Spread		Total
	Subject to	Value of	Subject to	Value of		Value of
	Unvested	Unvested	Vested	Vested	Restricted	Restricted
	Stock	Stock	Stock	Stock	Common	Common
Name	Options (#)	Options ($)	Options (#)	Options ($)	Shares (#)	Shares ($)

Edwin M. Banks,
Director	0	0	0	0	0	0
Bryan E. Bloom,
Director	0	0	0	0	0	0
Kathleen Dore,
Director	0	0	0	0	0	0
Jack Langer,
Director	0	0	0	0	0	0
Jacques D. Kerrest,
Director	0	0	0	0	0	0
Priscilla Presley,
Director	0	0	0	0	0	0
Michael G. Ferrel,
Chief Executive Officer and Chairman of the Board	0	0	0	0	0	0
Howard J. Tytel,
Senior Executive Vice President, Director of Legal and Government Affairs, Director	160,000	78,600	65,000	52,400	0	0
Thomas P. Benson,
Executive Vice President, Chief Financial Officer, Treasurer	160,000	78,600	65,000	52,400	0	0
Kraig G. Fox,
Executive Vice President, Chief Operating Officer	114,400	39,300	49,100	26,200	1,000	5,500

Summary of Potential Payments upon or in Connection with a Change of Control to Named Executive Officers

CKx is party to employment agreements that provide change of control and severance benefits to certain of its named executive officers, including Michael G. Ferrel, Howard J. Tytel, Thomas P. Benson and Kraig G. Fox. Although Messrs. Robert F.X. Sillerman, Simon Fuller and Robert Dodds are named executive officers based on CKx’s Form 10-K for the year ended December 31, 2010, as amended by CKx’s Form 10-K/A filed with the SEC on May 2, 2011, each of these officers’ employment was terminated in 2010, and none of these officers would, except as described below, receive any payments or benefits in connection with the Offer or the Merger. CKx has no executive officers other than the named executive officers.

Employment Agreement for Mr. Ferrel.  Under the employment agreement for Michael G. Ferrel, the consummation of the Offer (either alone or in combination with the Merger) would constitute a “change of control” of CKx. In the event that his employment is terminated without “cause” or there is a “constructive termination without cause” within twelve months following a change of control of CKx, he is entitled to receive from CKx: (i) base salary through the date of his termination of employment in a lump sum; (ii) an additional lump-sum cash amount equal to the product of 2.99 and the average annual compensation received by Mr. Ferrel from CKx over the five calendar years immediately preceding the date of his termination of employment, which amount is reduced by the value of any benefit received from the acceleration of lapsing of restrictions on Restricted Shares or vesting of Stock Options so that the payment will not constitute an “excess parachute payment” as defined by Section 280G of the Internal Revenue Code; and (iii) $250,000 in exchange for his agreeing to comply with restrictive covenants for six months after his termination of employment.

Upon such a termination, Mr. Ferrel is also entitled to receive continuation of health, welfare and life insurance benefits for two years after his termination of employment (with no additional cost or charge payable by the executive), reduced by one month for each full month that he has been employed by CKx pursuant to his employment agreement after February 1, 2011 and prior to the date of termination of employment (provided that benefits continuation will not be less than twelve months). If providing benefits continuation under the terms of CKx plans would cause an adverse tax effect, CKx may provide Mr. Ferrel with equivalent cash payments in lieu of coverage under the plans at the same time that plan benefits would otherwise be taxable to him.

Effective May 17, 2011, the employment agreement for Mr. Ferrel was amended to provide that (i) a resignation by him for any reason during the 30-day period following six months after the effective time of the Merger or a termination of his employment without cause during the six-month period after the effective time of the Merger will be treated as a “constructive termination without cause,” and (ii) if he resigns during such 30-day period or is terminated without cause during such six-month period, he will be entitled to receive, in addition to base salary through the date of his termination of employment and the $250,000 payment described above, the greater of (A) the severance amounts provided under his agreement in the event of a “constructive termination without cause” not in connection with a change of control, calculated as of (x) the effective time of the Merger or (y) the date of his resignation or termination, and (B) the severance amount equal to 2.99 times the average annual compensation received by him during the five calendar years immediately preceding the date of his termination of employment, as described above (provided that in each case the severance amount will be reduced to the greatest amount that will result in no portion being treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code if the after-tax proceeds to Mr. Ferrel would be greater as a result of such reduction).

For purposes of Mr. Ferrel’s employment agreement:

•	“Cause” means (i) the executive engages in any intentional act of fraud against CKx; (ii) the executive engages in willful malfeasance or gross negligence in his performance of the employment agreement or his capacity as an employee of CKx; (iii) the executive’s refusal to perform the duties required or requested of him consistent with his obligations under the employment agreement; (iv) the executive’s conviction of a felony or entering a plea of nolo contendere to a felony charge; (v) a willful violation by the executive of the written policies of CKx; (vi) a willful unauthorized disclosure by the executive of trade secrets or other confidential information of CKx; (vii) a willful failure by the executive to cooperate with a bona fide internal investigation or any investigation of CKx or an employee thereof by any governmental or regulatory authority; (viii) a willful failure to preserve, or intentional destruction of, documents or other materials known to be relevant to a bona fide internal investigation or any investigation of CKx or an employee thereof by any governmental or regulatory authority; or (ix) willful inducement by the executive of others to fail to cooperate in any bona fide internal investigation or any investigation of CKx or an employee thereof by any governmental or regulatory authority.

•	“Constructive termination without cause” means the termination of the executive’s employment at his initiative after, without his prior written consent, one or more of the following events which is uncured by CKx within 30 days after written notice of such event: (i) requiring him to report to any person other than directly and exclusively to the Board; (ii) any material diminution in duties, authority, or responsibilities; (iii) a material breach by CKx of the employment agreement; (iv) a material reduction in base salary; or (v) relocating the executive’s principal place of work to more than 25 miles from its current location.

Employment Agreements for Messrs. Tytel and Benson.  Under the employment agreements for Messrs. Tytel and Benson, the consummation of the Offer (either alone or in combination with the Merger) would constitute a “change of control” of CKx. In the event that the executive’s employment is terminated without “cause” or there is a “constructive termination without cause,” in each case within twelve months following a change of control of CKx, each executive is entitled to receive from CKx: (i) his base salary through the date of termination of employment in a lump sum; and (ii) an additional lump-sum cash amount equal to the greater of (x) two years’ base salary in effect at the time of the executive’s termination of employment, reduced by 1/24th for each full month that the executive has been employed by CKx pursuant to the executive’s employment agreement after February 1, 2011 and prior to the date of termination of employment (provided that the payment will not be reduced below the amount of the executive’s annual base salary in effect at the time of his termination of employment), and (y) one year’s base salary in effect at the time of the executive’s termination of employment plus the amount of the executive’s annual target cash bonus specified for the year in which such termination of employment occurs. Upon such a termination, the executive is also entitled to receive continuation of health, welfare and life insurance benefits for two years after his termination of employment (with no additional cost or charge payable by the executive), reduced by one month for each full month that the executive has been employed by CKx pursuant to the executive’s employment agreement after February 1, 2011 and prior to the date of termination of employment (provided that benefits continuation will not be less than twelve months). If providing benefits continuation under the terms of CKx plans would cause an adverse tax effect, CKx may provide the executive with equivalent cash payments in lieu of coverage under the plans at the same time that plan benefits would otherwise be taxable to the executive.

Effective May 17, 2011, the employment agreements for Messrs. Tytel and Benson were amended to provide that (i) a resignation by either of them for any reason during the 30-day period following six months after the effective time of the Merger or a termination of his employment without cause during the six-month period after the effective time of the Merger will be treated as a “constructive termination without cause,” and (ii) if either of them resigns during such 30-day period or is terminated without cause during such six-month period, he will be entitled to receive the greater of the severance amounts described above calculated as of (x) the effective time of the Merger or (y) the date of his resignation or termination (provided that in each case the severance amount will be reduced to the greatest amount that will result in no portion being treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code if the after-tax proceeds to the executive would be greater as a result of such reduction).

For purposes of Mr. Tytel’s and Mr. Benson’s employment agreements:

•	“Cause” has the definition set forth in Mr. Ferrel’s employment agreement (summarized above).

•	“Constructive termination without cause” means the termination of the executive’s employment at his initiative after, without his prior written consent, one or more of the following events which is uncured by CKx within 30 days after written notice of such event: (i) the failure to elect the executive to any of the positions described in his employment agreement; (ii) any material diminution or adverse change in the duties, authority, responsibilities, or positions of the executive; (iii) the removal of the executive from any executive management position in a manner contrary to his employment agreement or CKx’s then-effective certificate of incorporation or by-laws; (iv) the assignment to the executive of duties or responsibilities that result in a material and permanent adverse change in the executive’s reporting relationship to other executive positions within CKx; or (v) a reduction in base salary or target bonus.

Employment Agreement for Kraig G. Fox.  Under the employment agreement for Kraig G. Fox, the consummation of the Offer (either alone or in combination with the Merger) would constitute a “change of control” of CKx. For the 60-day period following the consummation of a change of control of CKx, Mr. Fox may elect to terminate his employment and accelerate the expiration date of his employment agreement, in which case he will be entitled to the following payments and benefits: (i) a lump-sum cash payment of his base salary through the date of his termination of employment; (ii) a lump-sum cash payment of three years’ base salary in effect at the time of his termination of employment; (iii) a cash bonus for each partial or full year remaining in the term of the employment agreement equal to the average of all bonuses paid or earned during the term of the employment agreement prior to his termination of employment; and (iv) continuation of health, welfare and life insurance benefits and perquisites (with no additional cost or charge payable by Mr. Fox) through the term of the employment agreement. If providing benefits continuation under the terms of CKx plans would cause an adverse tax effect, CKx may provide Mr. Fox with equivalent cash payments in lieu of coverage under the plans at the same time that plan benefits would otherwise be taxable to him.

Upon a change of control of CKx, all Restricted Shares and Stock Options held by Mr. Fox vest in full and (in the case of Stock Options) remain exercisable for the full maximum term of the original grant or 10 years from the date of the change of control, whichever is greater. Additionally, Mr. Fox’s noncompete obligations expire upon a change of control of CKx, and under the terms of his employment agreement, in the event his change-of-control payments constitute “excess parachute payments,” Mr. Fox is entitled to receive an additional tax gross-up payment to cover any excise, federal or state income taxes on all change-of-control payments and gross-up payments received by him such that he receives all change-of-control payments without any deduction for taxes.

For purposes of Mr. Fox’s employment agreement:

•	“Cause” means (i) the executive is convicted of, or enters a no contest plea to either a felony involving moral turpitude or a misdemeanor involving moral turpitude which would render the executive unable to perform his duties set forth in the employment agreement; (ii) the executive engages in conduct that constitutes willful gross neglect or willful gross misconduct in carrying out his duties under the employment agreement, resulting in material economic harm to CKx; (iii) the executive’s disloyalty, willful non-performance or willful misconduct or neglect (whether the neglect arises from an act(s) or failure(s) to act) of his duties under the employment agreement after (w) written notice to the executive from either the Board or the chairman of the Board, with reasonable specification of the matter(s) giving rise to the notice, including notice of CKx’s intent to terminate the executive’s employment due to the matter(s) described in such notice, and further stating the Board’s or the chairman’s reasoned conclusion that it is impossible for the executive to cure the matter(s) giving rise to the notice within 30 days from the notice, (x) the opportunity for the executive to respond in writing to the written notice, with the assistance of any counsel deemed appropriate by the executive (but at the executive’s expense) not sooner than ten regular business days after delivery of the written notice, (y) the opportunity for the executive to be heard and to orally present his position during a confidential meeting of the entire Board within ten business days after the executive’s delivery to CKx of the executive’s written response to the written notice, and (z) a vote of not less than 66% of all members of the Board finding that the matter(s) specified in the written notice constitute “cause” for purposes of the employment agreement; or (iv) any finding by the SEC pertaining to the executive which, in the opinion of independent counsel selected by CKx, could reasonably be expected to impair or impede the employer’s ability to register, list, or otherwise offer its stock to the public, or following any initial public offering, to maintain itself as a publicly-traded company.

•	“Constructive termination without cause” means the termination of the executive’s employment at his initiative after, without his prior written consent, one or more of the following events: (i) a reduction in base salary, or the uncured failure by CKx to fulfill its obligations under the employment agreement within 30 days after written notice from the executive; (ii) the failure to elect the executive to any position set forth in the employment agreement; (iii) any material diminution or adverse change in duties, authority, responsibilities, or positions; (iv) any attempt to remove the executive from any executive management position in a manner contrary to the employment agreement or CKx’s then-effective certificate of incorporation or by-laws; (v) the assignment to the executive of duties or responsibilities that are materially inconsistent or different from those customarily performed by a person holding the executive management positions to be held by the executive; (vi) the failure of CKx to obtain the assumption in writing of its obligation to perform this agreement by any successor to all or substantially all of the assets or business of CKx after a merger, consolidation, sale, or similar transaction; or (vii) the commencement by or against CKx or any of its material subsidiaries of a voluntary or involuntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law, or seeking the appointment of a trustee, receiver, liquidator, or custodian of it or any substantial part of its property, and consent by CKx or any such material subsidiary to any such relief, or the making of a general assignment for the benefit of creditors, or failure generally to pay its debts as they become due, or taking any corporate action to authorize any of the foregoing.

Cancellation of Vested Stock Options Held by Messrs. Sillerman and Fuller.  As discussed above, each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time will be cancelled in exchange for a cash payment equal to the product of (i) the excess, if any, of the Offer Price over the per-Common Share exercise price under such Stock Option and (ii) the number of Common Shares subject to such Stock Option. Although Messrs. Sillerman and Fuller are no longer employed by CKx, each of them holds 250,000 vested Stock Options with an exercise price of $4.19 per Common Share. In addition, Mr. Sillerman holds 350,000 vested Stock Options with an exercise price of $5.66 per Common Share and Mr. Fuller owns 100,000 vested Stock Options with an exercise price of $12.20 per Common Share. Except as otherwise provided in the Sillerman Support Agreement with respect to such Stock Options held by Mr. Sillerman, such Stock Options will be cancelled in exchange for a cash payment computed in the manner described above in connection with the Offer and the Merger (see table below). The Support Agreement is described in more detail in Item 4(d), “The Solicitation or Recommendation — Intent to Tender” below.

In addition to the interests described above, the compensation committee of the Board may determine to pay annual bonuses in respect of the 2011 fiscal year to Messrs. Ferrel, Tytel, Benson and Fox at any time prior to the Acceptance Time, in an aggregate amount not to exceed $2,000,000.

The table below quantifies the aggregate payments and benefits that would become payable to CKx’s named executive officers upon or in connection with certain terminations of employment after a change of control of CKx. The payments and benefits shown in the table below assume that the relevant event triggering the payment or benefit occurred on May 12, 2011.

			Perquisites/	Tax
Name	Cash(1)	Equity(2)	Benefits(3)	Reimbursement(4)	Other(5)	Total
(a)	($)(b)	($)(c)	($)(d)	($)(e)	($)(f)	($)(g)

Michael G. Ferrel	1,944,551	0	0	0	250,000	2,194,551
Chairman and Chief Executive Officer
Robert F.X. Sillerman	0	327,500	0	0	0	327,500
Former Chairman and Chief Executive Officer
Thomas P. Benson	1,225,000	131,000	30,157	0	0	1,386,157
Executive Vice President, Chief Financial Officer and Treasurer
Howard J. Tytel	1,487,500	131,000	40,018	0	0	1,658,518
Senior Executive Vice President, Director of Legal and Governmental Affairs
Kraig G. Fox	2,075,000	71,000	86,038	3,976,274	0	6,208,312
Executive Vice President, Chief Operating Officer
Simon Fuller	0	327,500	0	0	0	327,500
Former Chief Executive Officer of 19 Entertainment Limited
Robert Dodds	0	0	0	0	0	0
Former Chief Executive Officer of 19 Entertainment Limited

(1)	Equals the aggregate dollar value of all double-trigger cash severance payments payable to the executives assuming a qualifying termination of employment (i.e., a termination without “cause” or a “constructive termination without cause”) occurs on the day of the change of control of CKx, including lump-sum payments of base salary and, in the case of Mr. Fox, a bonus of $500,000. See the narrative disclosures above for more information.

(2)	Equals the aggregate dollar value of the following single-trigger amounts: (i) in the case of Mr. Fox, 1,000 Restricted Shares for which vesting would be accelerated upon the Acceptance Time that would be converted at the effective time of the Merger into $5,500; and (ii) in the case of Messrs. Sillerman, Benson, Tytel, Fuller, and Fox, the cancellation of in-the-money Stock Options upon the Acceptance Time. Specifically: each of Messrs. Sillerman and Fuller holds 250,000 vested in-the-money Stock Options with an exercise price of $4.19 per Share for a total value of $327,500; each of Messrs. Tytel and Benson holds 60,000 unvested in-the-money Stock Options with an exercise price of $4.19 per Share and 40,000 vested in-the-money Stock Options with an exercise price of $4.19 per Share for a total value of $131,000; and Mr. Fox holds 30,000 unvested in-the-money Stock Options with an exercise price of $4.19 per Share and 20,000 vested in-the-money Stock Options with an exercise price of $4.19 per Share for a total value of $65,500. See the narrative disclosures above for more information.

(3)	Equals the aggregate dollar value of double-trigger health and welfare benefits continuation assuming a qualifying termination of employment (i.e., a termination without “cause” or a “constructive termination without cause”) occurs on the day of the change of control of CKx based on the assumptions used for financial reporting purposes under generally accepted accounting principles. See the narrative disclosures above for more information.

(4)	Under the terms of Mr. Fox’s employment agreement, in the event his change-of-control payments constitute “excess parachute payments,” Mr. Fox is entitled to receive an additional tax gross-up payment to cover any excise, federal or state income taxes on all change-of-control payments and gross-up payments received by him such that he receives all change-of-control payments without any deduction for taxes.

(5)	In the case of Mr. Ferrel, this includes $250,000 in double-trigger payments exchange for his agreeing to comply with restrictive covenants for six months after a qualifying termination of employment after a change of control of CKx. The table does not include the annual bonuses in respect of the 2011 fiscal year that may be paid to Messrs. Ferrel, Tytel, Benson and Fox. See the narrative disclosures above for more information.

(b)	Arrangements with Parent.

The Merger Agreement.

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Parent, Merger Sub and CKx in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Offeror, Merger Sub or CKx in CKx’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Offeror, Merger Sub or CKx. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent or Offeror may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders and are qualified by information set forth on confidential schedules. Accordingly, Stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

The Merger Agreement was amended by CKx, Parent and Merger Sub on May 17, 2011 to make technical clarifications relating to certain terms of the Merger Agreement. The foregoing summary does not purport to be a complete description of the amendment to the Merger Agreement and is qualified in its entirety by reference to such amendment, a copy of which is filed as Exhibit (3)(2) to this Schedule 14D-9, and is incorporated herein by reference.

Equity Commitment Letter.

As an inducement to CKx to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, the Apollo Funds have provided an equity commitment letter to Parent (but not CKx) (the “Equity Commitment Letter”) pursuant to which the Apollo Funds have committed, subject to the conditions of the Equity Commitment Letter, to fund cash equity in an aggregate amount equal to (i) $200 million less (ii) the product of (A) the Offer Price multiplied by (B) the number of Sillerman Shares exchanged for Parent Common Shares (defined below) pursuant to the Sillerman Support Agreement (defined below), for the purpose of enabling (x) Parent to cause Offeror to accept for payment and pay for any Common Shares tendered pursuant to the Offer at the acceptance for payment by Offeror of Common Shares pursuant to the Offer (the “Offer Amount”) and (y) Parent to make the payments due under the Merger Agreement to Stockholders at the closing of the Merger (the “Merger Amount”). Each Apollo Fund’s aggregate funding obligation under the Equity Commitment Letter is capped at its pro rata percentage of the cash equity. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Debt Commitment Letter.

Parent and Merger Sub have received an amended and restated debt commitment letter from Goldman Sachs USA (the “Debt Commitment Letter”) to provide the following credit facilities, subject to the conditions set forth in the Debt Commitment Letter:

•	to Parent, a tender facility of up to $200 million for the purpose of financing the Offer and paying related fees and expenses (the “Tender Facility”);

•	to CKx, a $35.0 million senior secured revolving credit facility (none of which is expected to be drawn at the closing of the facility) for the purpose of providing ongoing working capital and for other general corporate purposes of CKx and its subsidiaries (the “Revolving Credit Facility”); and

•	to CKx (and, upon closing of the Merger, Parent, which will assume all of the obligations of CKx, if any) a Senior Secured Second-Priority Bridge Facility of up to $360 million for the purpose of financing the Merger, repaying certain existing indebtedness of CKx and paying related fees and expenses (the “Bridge Facility” and, together with the Tender Facility and the Revolving Credit Facility, the “Credit Facilities”).

The availability of the Credit Facilities is subject, among other things, to consummation of the Offer in accordance with the Merger Agreement, unless a termination of the Offer shall have occurred, in which case the availability of the Credit Facilities is subject to the consummation of the Merger (in each case without giving effect to any amendments or waivers to the provisions of the Merger Agreement that are materially adverse to the lead arranger or lenders under such facilities without the consent of the commitment parties thereunder). The availability of the Credit Facilities is also subject to, among other things, payment of required fees and expenses, the funding of the cash equity to be provided by the Apollo Funds, the refinancing of certain of CKx’s existing indebtedness and the absence of certain types of other indebtedness, delivery of certain historical and pro forma financial information, the execution of certain guarantees and the creation of security interests and the negotiation, execution and delivery of definitive documentation. The foregoing summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Limited Guarantee.

In addition to the Equity Commitment Letter, the Apollo Funds have also provided CKx with a limited guarantee (the “Limited Guarantee”) in favor of CKx guaranteeing the payment of up to $40,000,000 to pay any termination fee owed by Parent to CKx pursuant to the Merger Agreement. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Amendment to Rights Plan.

In connection with CKx’s execution of the Merger Agreement, CKx and Mellon Investor Services LLC, as rights agent (the “Rights Agent”), entered into a Second Amendment, dated May 10, 2011 (the “Second Amendment”), to the Rights Plan, dated as of June 24, 2010, between CKx and the Rights Agent (as amended prior to the Second Amendment, the “Rights Plan”). The Second Amendment provides that, among other things, none of the Offer, the execution of the Merger Agreement nor the consummation of the Merger or the other transactions contemplated by the Merger Agreement will trigger the separation or exercise of the Stockholders’ rights or any adverse event under the Rights Plan. In particular, none of Parent, Merger Sub, any person party to a support agreement or any of their respective affiliates or associates will be or any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by virtue of the Offer, the approval, execution, delivery, adoption or performance of the Merger Agreement or the consummation of the Merger or any other transactions contemplated by the Merger Agreement. The Second Amendment also provides that all of the Stockholders’ rights triggerable under the

Rights Plan will expire in their entirety immediately prior to the earlier to occur of the Acceptance Time and the effective time of the Merger without any payment to be made on behalf thereof. The foregoing summary of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Amendment to Bylaws.

On May 9, 2011, the Board approved an amendment to the Amended and Restated Bylaws of CKx, which amendment became effective as of May 10, 2011. The amendment removed from the bylaws the provision prohibiting action by Stockholders without a meeting by written consent and added a provision expressly permitting any action to be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The foregoing summary of the amendment to the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the amendment, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation/Recommendation

During a meeting held on May 9, 2011, the Board, by a majority vote (with Ms. Priscilla Presley abstaining and Mr. Bryan Bloom dissenting), (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair and advisable to and in the best interests of CKx and Stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects; (iii) directed that the Merger Agreement be submitted to Stockholders for adoption and approval (unless the Merger is consummated by way of a “short-form” merger in accordance with the applicable provisions of the DGCL) and (iv) resolved to recommend that CKx’s stockholders accept the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (if required by the DGCL) (the “Recommendation”).

Accordingly, the Board recommends that you ACCEPT the Offer and tender your Common Shares into the Offer.

One director, Bryan Bloom, dissented to the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. Although Mr. Bloom concurred with the Board on the challenges facing CKx and the risks associated with remaining an independent company, he believed that the potential growth opportunities available to CKx could create value over an 18 to 24 month period greater than the consideration being offered by Apollo and believed that these opportunities outweighed the attendant risks involved. Notwithstanding his dissent, Mr. Bloom concurred with the Board that Stockholders should be given the opportunity to evaluate the transaction. Mr. Bloom also concurred with the Board in the belief that the process conducted by the Board was substantively and procedurally fair to Stockholders. While Mr. Bloom is an employee of WRH Partners II, L.L.C., (“Huff”), the general partner of two beneficial owners of Common Shares, Mr. Bloom’s views with respect to the transaction were expressed in his capacity as a director only and do not necessarily reflect the views of Huff. Mr. Bloom has not made a decision as to whether or not he intends to support the offer or tender any of his shares into the offer.

(b)	Background of the Transaction

Since CKx’s inception in 2005, the Board has periodically met with senior management of CKx to discuss and review potential strategic directions for CKx in light of CKx’s financial performance, developments in the entertainment and content management industries and the competitive landscape and markets in which CKx operates. These meetings have also addressed, from time to time, hypothetical acquisition or business combinations involving various other parties.

On June 1, 2007, CKx announced that it had entered into a series of agreements with 19X, Inc. (“19X”), an investor group led by Robert F.X. Sillerman, the then Chairman of the Board and Chief Executive Officer, and Simon Fuller, who, at the time served as a director of CKx and as Chief Executive Officer of 19 Entertainment Limited, a wholly-owned subsidiary of CKx. Under the terms of these agreements, Stockholders were to receive $13.75 per share in cash, plus a distribution of 50% of the shares in FX Luxury Realty, LLC, an affiliate of Mr. Sillerman that had real estate interests in Las Vegas, Nevada. These agreements provided that Mr. Sillerman, Mr. Fuller and certain other members of senior management would retain all or a substantial portion of their respective equity interests in the surviving company in a merger. 19X did not have committed financing at the time of entry into the agreements, but pursuant to the terms of the agreements, 19X had 60 days to deliver equity and debt commitment papers to CKx in an amount sufficient to complete the transaction. The agreements also contained a 45 day “go-shop” period during which CKx and its representatives were permitted to solicit third parties for offers with respect to a sale of CKx. The closing price of the Common Shares on June 1, 2007 was $12.58. During the first “go-shop” period, outbound inquiries were made to approximately 45 parties, including 18 strategic parties and 27 financial sponsors, to solicit interest in pursuing a transaction with CKx. No party made an offer to the Board that the Board determined was superior to the transaction with 19X during the “go-shop” period.

On June 20, 2007, an affiliate of Apollo Management entered into a confidentiality agreement with CKx for the purpose of facilitating discussions with representatives of CKx and 19X regarding financing of 19X’s potential transactions with CKx. None of these discussions resulted in any agreements between Apollo Management or any of its affiliates and CKx or 19X.

On July 31, 2007, Mr. Sillerman, on behalf of 19X, informed the special committee of the Board that the recent deterioration of credit conditions in the overall market had made it uneconomic to execute the financing commitments on the terms then being offered by 19X’s potential financing sources. Mr. Sillerman requested an extension of the deadline for providing signed financing commitment letters for an additional period of up to 60 days, which extension was granted by the special committee on August 1, 2007.

On September 28, 2007, CKx announced that it had further amended its agreements with 19X. The amended agreements, among other things, adjusted the consideration to Stockholders by providing for a distribution of 100% of the shares in FX Real Estate and Entertainment Inc. (a corporation to which all of the ownership interests in FX Luxury Realty were contributed) to Stockholders and reducing the cash portion of the consideration by the incremental increase in value being received by Stockholders as a result of this additional distribution of FX Real Estate and Entertainment Inc. shares; extended the deadline for 19X to deliver commitment papers to CKx for an additional 30 days; extended the outside date for the closing of the transaction by 90 days; and provided for an additional 30 day “go-shop” period during which CKx could continue to solicit third parties for offers with respect to a sale of CKx. The closing price of the Common Shares on September 28, 2007 was $10.57. During the second “go-shop” period, three financial sponsors and two strategic parties were contacted and each party declined to participate in the evaluation of CKx. On November 7, 2007, 19X delivered fully executed financing commitment letters to the special committee.

Between December 2007 and May 2008, 19X attempted to secure debt and equity financing for the transaction as changes in economic conditions had made funding under the terms and conditions of the previously delivered commitment letters unlikely.

On May 27, 2008, CKx’s agreement with 19X was again amended to reduce the purchase price previously offered to $12.00 per share; to provide for a third “go-shop” period of approximately 60 days; and to provide for a later outside date of September 30, 2008 for 19X to obtain certain financing for the transaction, as the financing under the commitment letters previously delivered to the special committee was no longer viable. The closing price of the Common Shares on May 27, 2008 was $10.21. No party made an offer to the Board that the Board determined was superior to the transaction with 19X during the third “go-shop” period.

On September 22, 2008, CKx announced that Mr. Sillerman had informed CKx, on behalf of 19X, that in light of recent turmoil in the financial sector and the related tightening of the financing markets, that 19X would be unable to consummate the pending acquisition of CKx. The closing price of the Common Shares on September 22, 2008 was $6.76. On November 1, 2008, 19X delivered a letter to the Board terminating its agreements with 19X, citing the economic conditions which made it impossible to consummate the transaction, while indicating that Mr. Sillerman and Mr. Fuller intended to continue to pursue alternatives for an acquisition of CKx. The closing price of the Common Shares on November 3, 2008 (the first trading day after announcement of the termination of these agreements) was $4.18. In connection with the termination, 19X paid to CKx a termination fee of $37,000,000 (paid by Mr. Sillerman delivering, on behalf of 19X, 3,339,350 Common Shares and a cash payment of $500,000; the number of Common Shares delivered was calculated by using an assumed value of $11.08 per Common Share as agreed upon in the merger agreement). In December 2008, Mr. Sillerman and Mr. Fuller, citing the continued global economic difficulties and related credit freeze, informed CKx that they no longer intended to actively pursue an alternate transaction at that time for the acquisition of CKx.

Between December 2008 and December 2009, the Board continued to discuss strategic alternatives for CKx and to solicit interest from third parties, including both strategic parties and financial sponsors, for a potential transaction involving CKx. Members of the Board also received various inbound inquiries during this time period. During this time period, confidentiality agreements were executed with a total of eight interested parties, representing both strategic acquirers and financial sponsors, who were given the opportunity to conduct due diligence with respect to CKx. Other than as described below with respect to Party A, no party expressed an interest in pursuing a transaction with CKx.

On November 19, 2009, a financial sponsor, whom we refer to as Party A, submitted a preliminary, non-binding indication of interest to CKx. The preliminary offer indicated an offer price of $8.00 to $8.75 per share, subject to Party A’s due diligence investigation. The closing price of the Common Shares on November 18, 2009 was $6.07. The proposal described Party A’s offer as fully funded and committed by Party A and its affiliates and not dependent on outside financing. The Board formed a Special Committee of the Board composed of all of the independent directors and authorized the Special Committee to evaluate, review and negotiate the non-binding proposal from Party A and any and all other proposals concerning any potential strategic transaction involving CKx or other alternatives. On December 1, 2009, the Special Committee engaged Gleacher & Company Securities, Inc. (“Gleacher & Company”), as its financial advisor in relation to any possible sale transaction involving CKx. The Special Committee also engaged Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as its legal advisor at this time.

On December 2, 2009, Party A entered into a confidentiality agreement with CKx. Throughout December of 2009, Party A conducted due diligence on CKx, including to meet with representatives of management and Gleacher & Company on several occasions. On January 15, 2010, Party A informed CKx that it had made a business decision to end discussions involving a potential purchase of CKx.

On February 22, 2010, Party A submitted a revised non-binding indication of interest to purchase CKx to the Board. The non-binding proposal contained a proposed purchase price of $5.50 per share, or up to $6.00 to $7.00 per share if its due diligence supported additional EBITDA than the run-rate EBITDA used in making its $5.50 per share offer. The closing price of the Common Shares on February 19, 2010 (the last trading day prior to Party A’s submission of its proposal) was $3.96. The non-binding indication of interest provided that the transaction was expected to be fully funded through committed equity and debt financing from Party A and its affiliates, and was not dependent on obtaining outside financing commitments. In order to move forward with negotiations with CKx, Party A required that CKx agree to a 21-day exclusivity period. The Special Committee determined it was advisable to move forward with Party A on an exclusive basis. CKx entered into an exclusivity agreement and negotiated exclusively with Party A with respect to a possible sale transaction from February 25, 2010 through March 19, 2010. Throughout this period, Party A performed extensive financial, legal, operational and accounting due diligence and utilized financial, legal and accounting advisors that it had retained.

On March 10, 2010, after Party A had concluded the majority of its due diligence, Party A delivered a preliminary term sheet to CKx which proposed a purchase price of $5.50 per share and delivery of equity and debt commitment letters at the signing of the definitive agreements relating to a transaction, although Party A’s obligation to complete the transaction would be subject to the receipt of debt financing. The closing price of the Common Shares on March 9, 2010 was $5.17. The Special Committee instructed Gleacher & Company to respond to Party A to inform Party A that its offer was insufficient, and that Party A needed to increase its offer price and that CKx would not agree to any transaction that involved a financing contingency. At this time, Party A asked for an extension of exclusivity to work to meet the Special Committee’s requirements. The Special Committee determined that exclusivity should be extended to March 25, 2010, and the parties later agreed to a further extension of exclusivity through March 29, 2010. On March 25, 2010, Party A informed Gleacher & Company that it would not be able to increase its offer price beyond $5.50 per share and that it would be unable to deliver committed financing at signing of definitive documents relating to a transaction. Counsel to Party A delivered a draft merger agreement to Wachtell Lipton on March 28, 2010. The draft merger agreement contained a financing contingency, which the Special Committee informed Party A was not acceptable.

On March 29, 2010, in response to market rumors, CKx publicly confirmed that it was engaged in discussions regarding a possible transaction involving the sale of CKx. The closing price of the Common Shares on March 29, 2010 was $6.15.

On March 30, 2010, CKx resumed discussions with various other strategic parties and financial sponsors who expressed an interest in a potential transaction involving CKx and responded to several parties who had made inbound calls during the exclusivity period. CKx entered into additional confidentiality agreements with third parties and the parties continued their due diligence of CKx. A draft merger agreement was sent to three financial sponsors who expressed an interest in a transaction with CKx. No potential strategic partners expressed an interest in entering into confidentiality agreements. None of these discussions resulted in an offer to purchase CKx or negotiation of a definitive agreement.

On April 20, 2010, Gleacher & Company informed the Special Committee that no other party with whom CKx was holding discussions had indicated that it was willing to make an offer to purchase CKx at this time. The Special Committee discussed that Party A had still not obtained financing for the transaction.

On April 30, 2010, Party A again reaffirmed its offer at $5.50 per share to the Special Committee and indicated it still expected to be able to obtain debt financing commitment letters at the signing of definitive transaction documents. The closing price of the Common Shares on April 29, 2010 was $6.15. The Special Committee informed Party A that in light of the fact that it had been 5 months since Party A had proposed a fully funded transaction and no financing commitments had yet been obtained that it would no longer be actively pursuing a transaction with Party A.

On May 6, 2010, Mr. Sillerman resigned as Chairman and Chief Executive Officer of CKx.

On May 28, 2010, CKx publicly confirmed that it had received a proposal from a group of investors led by Simon Fuller (who had since left his posts as a director of CKx and as Chief Executive Officer of 19 Entertainment) to acquire CKx and that the Board was evaluating the proposal, as well as other potential strategic alternatives for CKx and publicly announced that Gleacher & Company and Wachtell Lipton were assisting in its evaluation. Over the two weeks that followed, Gleacher & Company and CKx engaged in preliminary discussions with Mr. Fuller and his representatives and Mr. Fuller’s financial advisor conducted financial due diligence. These discussions did not result in an offer to purchase CKx.

Following his resignation, in May and June 2010, Mr. Sillerman announced that he was reviewing alternatives regarding his holdings in CKx, including acquiring additional shares or seeking control of CKx either alone or in conjunction with a financial partner. During the time period beginning in June 2010 and continuing thereafter through the first part of 2011, Mr. Sillerman engaged in informal discussions from time to time with persons who might provide financing for, or participate in, an offer to acquire a controlling interest in CKx and with persons who might be interested in agreeing not to tender their shares in the offer, although none of these discussions resulted in any agreements.

On June 22, 2010, Mr. Sillerman announced that an entity, who we refer to as Party C, a financial sponsor, was making a written proposal to the Board with respect to providing liquidity to holders of the Common Shares. Mr. Sillerman wrote to the Board and urged it to pursue this opportunity. Following Mr. Sillerman’s renewed interest in a transaction to acquire control of CKx, on June 24, 2010, CKx adopted the Rights Plan.

On June 25, 2010, Party C expressed interest to CKx in making an offer to purchase CKx. Party C executed a confidentiality agreement with CKx and conducted due diligence with CKx management on

June 28, 2010. These discussions did not result in an offer to purchase CKx or in negotiation of a definitive agreement with Party C.

On July 13, 2010, after Mr. Sillerman informally indicated to CKx his interest in making an offer for CKx in which certain substantial Stockholders would agree not to tender their shares, CKx amended the Rights Plan to accommodate agreements of this nature. Also on July 13, 2010, Apollo Management entered into a joinder to Party A’s confidentiality agreement with CKx pursuant to which certain equity funds managed by Apollo Management would serve as a potential financing source to Party A regarding a transaction with CKx. These discussions did not result in an agreement between Apollo Management or any of its affiliates and Party A regarding any such transaction.

On August 9, 2010, at the request of Mr. Sillerman, representatives from Gleacher & Company and from Wachtell Lipton met with Mr. Sillerman, his advisors and Party C to discuss Mr. Sillerman’s interest in commencing a tender offer for a portion of the outstanding Common Shares. On August 12, 2010, CKx received a non-binding proposal from Mr. Sillerman with respect to the potential tender offer. As contemplated, the offer would be for all outstanding shares, subject to a minimum condition of receiving in the offer a number of shares that together with Mr. Sillerman’s shares would total a majority of the Common Shares on a fully diluted basis, and subject to receiving agreements from holders of approximately 30% of the outstanding shares not to accept the offer and to remain as stockholders of the surviving company. The contemplated price for the offer was in the range of $5.50 and $5.75 per share. Mr. Sillerman also stated that, if the offer were successful, he intended to return as executive chairman of CKx and explore potential acquisition or combinations involving media assets. These discussions did not result in an offer to purchase CKx or in negotiation of a definitive agreement with Mr. Sillerman.

On August 18, 2010, representatives of Apollo Management first expressed to CKx that the Apollo Funds were interested in making an offer to purchase CKx. Apollo Management executed a confidentiality agreement with CKx and Apollo Management and its representatives conducted due diligence with CKx management on August 20, 2010 and extensive financial and operational due diligence throughout August 2010 and September 2010. These discussions did not result in an offer to purchase CKx or in negotiation of a definitive agreement with Apollo Management at this time. From time to time thereafter, representatives of Mr. Sillerman and Apollo Management discussed the possibility of such a transaction.

On October 25, 2010, at a meeting of the Board, the Board considered whether to continue any discussions around a potential sale of CKx. The Board considered the fact that 19X, Mr. Sillerman’s investor group, had failed to complete a transaction with CKx over a 16-month period, and that two years of process following Mr. Sillerman’s failed purchase attempt had failed to produce any proposals that it determined were in the best interests of Stockholders and no party who had been interested in pursuing a transaction, including Party A and Apollo Management, both of whom had made preliminary indications of interest and conducted significant diligence, had obtained fully funded and committed financing for a transaction. The Board, in conjunction with senior management, concluded that ongoing sale discussions were likely to be unproductive and disruptive to the operation of CKx’s businesses. It therefore determined that it was advisable to publicly announce that it was terminating discussions of any potential sale transaction and that it would operate CKx on a standalone basis. CKx disclosed that the Board or CKx might, at a future date, reconsider its alternatives. The public announcement of termination of sale discussions was made on October 27, 2010. The closing price of the Common Shares on October 27, 2010 was $4.31.

In November 2010 and December 2010, CKx had preliminary discussions regarding a potential preferred stock equity investment by certain equity funds managed by Apollo Management. These discussions did not result in the execution of any definitive agreement. During January 2011 and February 2011, Apollo Management did not submit any additional proposals for any transaction with CKx at this time.

In March 2011, members of senior management of CKx received a call from a financial advisor indicating that it had a potentially interested purchaser for CKx, which was later disclosed to be Party B. Senior management referred the call to Gleacher & Company, who contacted the financial advisor and advised that, unless Party B was able to submit a fully funded and committed deal with respect to financing, the Board would not consider the proposal.

On March 18, Party B, a financial sponsor, submitted a non-binding indication of interest to the Board, proposing a purchase of 100% of the outstanding Common Shares at an offer price of $4.75 per share, which according to the letter, represented a 22.1% premium over the closing price of $3.89 per share on March 17. The proposal indicated that the offer was expected to be financed through Party B’s equity capital and outside debt financing, although Party B was prepared to pay 100% of the purchase price with its equity capital and the transaction would have no financing contingency. Party B required exclusivity to move forward with negotiations with CKx and expected to be able to complete its due diligence and negotiate definitive transaction documents within 21 days. Party B submitted a revised proposal on April 7, indicating that it would not require exclusivity and would also be prepared to complete confirmatory due diligence and negotiate definitive agreements within two weeks. A further non-binding proposal was submitted by Party B on April 10, increasing its offer price to $5.10 per share. The closing price of the Common Shares on April 8 (the last trading day prior to the submission of Party B’s revised proposal) was $4.50.

On March 21, Michael Ferrel, Chairman and Chief Executive Officer of CKx, received a non-binding indication of interest from Party C. Party C proposed an offer price of $4.50 per share, which, according to the letter, represented a 23% premium to the previous month’s average share price. On April 7, Party C provided a revised non-binding indication of interest proposing an offer price of $5.25 per share, which, according to the letter, represented a 38% premium to the average share price for the 30 days prior to the date on which rumors were circulated that a third party submitted a bid for CKx. The letter indicated that Party C’s internally-managed funds would fund all of the debt and equity for the proposed transaction. Party C required exclusivity to move forward in negotiations with CKx and indicated it would need approximately two weeks to complete its due diligence.

On March 23, Apollo Management sent a non-binding indication of interest to Mr. Ferrel indicating that the Apollo Funds were once again interested in pursuing a transaction with CKx to purchase 100% of the outstanding Common Shares at an offer price of $5.00 per share, which, according to the letter, represented an approximately 30% premium to the closing share price as of October 27, 2010. The letter also indicated that Apollo Management had obtained high quality financing indications from credible institutions. On April 6, Apollo Management submitted a further letter to the Board reiterating its willingness to engage with CKx with respect to a potential sale transaction and also indicated that Apollo Management had made significant progress with respect to securing equity and debt financing and expected to have a fully funded and committed deal at the time of entry into definitive agreements. After submission of the April 6 letter, representatives from Apollo Management verbally confirmed to Mr. Ferrel that certain equity funds managed by Apollo Management were prepared to offer $5.50 per share. Apollo Management indicated it would require exclusivity to move forward with discussions with CKx and that it would need 15 business days to complete its due diligence and to negotiate transaction documents.

On April 15, the Board met to discuss the three unsolicited proposals for a sale of CKx that CKx had received from Apollo Management, Party B and Party C over the previous few weeks. The Board reviewed the three proposals with Gleacher & Company and senior management and discussed re-engaging in a process to explore strategic alternatives for CKx. In the course of this discussion, the Board reviewed with management and Gleacher & Company the current strategic position of CKx, the current market environment and the ability of CKx to continually grow and compete effectively in a challenging business environment, including discussions around CKx’s ability to acquire desirable assets to increase stockholder value. The Board concluded that, taking into consideration the current strategic position of CKx and CKx’s lack of success in identifying significant acquisitions that could increase stockholder value, it was advisable again to consider the current proposals and to seek interest from other possible strategic parties and financial sponsors. The Board also determined that it would not grant exclusivity to any third party.

At a meeting held on April 18, the Board instructed Gleacher & Company and Wachtell Lipton on a proposed process for soliciting interest in a sale of CKx and for negotiating a definitive transaction with interested parties. Gleacher & Company would first circulate to the Board a list of potentially interested strategic parties and financial sponsors to be contacted by Gleacher & Company. Gleacher & Company would then contact these parties and CKx would enter into confidentiality agreements with any interested bidders. Gleacher & Company would, at the same time, contact Apollo Management, Party B and Party C to outline the process. Interested bidders would then have approximately three weeks to conduct due diligence and to negotiate the transaction documents and at the end of this period, would be required to submit a final bid to the Board. All parties were told that they must provide evidence of committed financing to the Board as soon as possible or may be disqualified from the process.

On April 18, Gleacher & Company contacted Apollo Management, Party B and Party C to outline the proposed sale process. Party B and Party C executed confidentiality agreements with CKx on April 20. Apollo Management, Party B and Party C then began to work to complete their respective due diligence on CKx, which continued over the following weeks. Each party was told by Gleacher & Company that it would be required to submit a final proposal for fully funded and committed offers to purchase CKx (including fully negotiated transaction documents) on May 6. On April 18, Gleacher & Company also began to contact senior executives at other potentially interested bidders for CKx, including three additional financial sponsors and nine strategic acquirers. As a result of these outbound inquiries, two additional financial sponsors entered into confidentiality agreements with CKx. No potential strategic acquirers expressed any interest in a transaction involving CKx.

At the end of April 2011, representatives of Apollo Management engaged in exploratory discussions with Mr. Sillerman regarding the possible support of Mr. Sillerman for such an acquisition of CKx by certain equity funds managed by Apollo Management, including the terms under which Mr. Sillerman and his affiliates might retain an interest in the surviving company.

The Board met on April 27 to discuss the status of a potential transaction with the interested parties. Gleacher & Company indicated that both Apollo Management and Party B were actively conducting due diligence and had had several meetings with senior management and had met with representatives of The Promenade Trust (the “Trust”) to discuss treatment of the Series B Convertible Preferred Stock, par value $0.01 per share, of CKx (the “Series B Preferred Shares”) and the Series C Convertible Preferred Stock, par value $0.01 per share, of CKx (the ‘‘Series C Preferred Share” and, together with the Series B Preferred Shares, the ‘‘Preferred Shares”) in the transaction along with related matters. Gleacher & Company also indicated that Apollo Management was in discussions with Mr. Sillerman in his capacity as a major Stockholder of CKx regarding a possible support and non-tender arrangement. Gleacher & Company indicated that Party C, despite its initial indication of interest, had not conducted any significant due diligence to date. Gleacher & Company also confirmed to the Board that the two additional financial sponsors who had signed confidentiality agreements had not conducted any due diligence and indicated to Gleacher & Company that neither was interested in pursuing any transaction involving CKx. The Board inquired whether either Apollo Management or Party B had indicated that its due diligence had supported an offer price higher than $5.50 per share. Gleacher & Company indicated that neither party had made any indication with respect to the offer price other than the initial non-binding indications. The Board directed Gleacher & Company to work to obtain an offer price in excess of $5.50 per share from negotiations with Apollo Management and Party B, and in conjunction with this directive, modified the terms of Gleacher & Company’s engagement letter to provide financial incentives for Gleacher & Company to obtain a price per share in excess of $5.50. The Board also authorized Wachtell Lipton to send draft transaction documents to the respective counsel of Apollo Management, Party B and Party C, which Wachtell Lipton sent later that day.

The draft merger agreement sent by Wachtell Lipton provided for the transaction to be completed through a tender offer and second step merger. The agreement also provided for a 20 business day “go-shop” period; for a fully funded and committed deal with respect to financing with no financing contingency; for the ability of CKx to seek specific performance of the transactions contemplated by the agreement; and provided for payment by CKx of a termination fee of 3% of the common equity value of the transaction to accept a superior proposal.

Beginning on May 2, representatives of Mr. Sillerman and his affiliates and Apollo Management engaged in exploratory discussions concerning the terms of the possible support of Mr. Sillerman and his affiliates for an acquisition transaction by equity funds managed by Apollo Management, including the terms of a possible support and non-tender arrangement. During this period, Mr. Sillerman and his representatives also had exploratory discussions with Party B regarding the terms of a possible support arrangement by Mr. Sillerman and his affiliates of a transaction involving CKx and Party B.

The Board met on May 5 to discuss the status of a potential transaction with the interested parties. Gleacher & Company informed the Board that Apollo Management and Party B continued to be interested in pursuing a transaction with CKx and that both parties had indicated that they had substantially completed their respective due diligence. Apollo Management and Party B both indicated that they would be submitting revised proposals, along with comments to the merger agreement previously circulated by Wachtell Lipton, on May 6.

On May 6, CKx received a revised non-binding proposal from Apollo Management. The proposal indicated that equity funds managed by Apollo Management were prepared to offer $5.50 per share in cash for 100% of the outstanding Common Shares, which, according to the letter, represented an approximately 30% premium to the closing share price of $4.25 on May 5, 2011. The proposal also indicated that equity funds managed by Apollo Management had received a definitive commitment for the debt financing component of the transaction from Goldman Sachs and Apollo Management provided a draft of an equity commitment letter from certain equity funds managed by Apollo Management to provide 100% of the equity portion of the funds required to complete the transaction. The proposal contained a draft merger agreement, equity commitment letter, limited guarantee and debt commitment letter. Apollo Management requested a 10-day exclusivity period to finalize the merger agreement and related documents.

On May 6, Mr. Sillerman sent an email to CKx stating that he understood that CKx was considering offers for the sale of CKx and that he would support a cash offer at $5.50 per share or higher.

The Board held a special meeting in the evening of May 6 to discuss the proposal from Apollo Management. Representatives from Wachtell Lipton indicated that Apollo Management required as a condition to entry into a definitive merger agreement that affiliates of Apollo Management have negotiated satisfactory support agreements with Mr. Sillerman and the Trust; the “go-shop” provision had been deleted; and damages against Apollo Management’s affiliates were limited to a reverse termination fee equal to 5% of the value of the transaction even in the case of a willful breach (although CKx had the right to specific performance if all conditions to closing were met and the debt financing had been funded); and that Apollo Management had proposed a termination fee payable by CKx to accept a superior offer of 5% of the common equity value of the transaction, increased from the 3% proposed by CKx, plus reimbursement of Apollo Management’s and its affiliates’ expenses in an uncapped amount.

Gleacher & Company indicated that representatives from Party B had informed Gleacher & Company that Party B was expected to submit a proposal later in the evening or in the early hours of the following morning. Gleacher & Company also told the Board that Party C had informed Gleacher & Company that it was not interested in pursuing a transaction with CKx at this time. The Board determined, on the basis that it was likely to receive additional proposals, that it would not grant Apollo Management the requested exclusivity. In the event Apollo Management wished to proceed on a non-exclusive basis, the Board authorized Wachtell Lipton to negotiate the merger agreement and related transaction documents with Apollo Management on terms acceptable to CKx. Wachtell Lipton contacted counsel to Apollo Management to negotiate the transaction documents on a non-exclusive basis.

In the early hours of May 7, Gleacher & Company received a bid package from Party B. Party B’s non-binding letter of intent indicated that it proposed to purchase 100% of the outstanding Common Shares at a purchase price of $5.60 per share. The letter of intent also indicated that Party B was prepared to pay 100% of the equity capital from one of its equity funds, and that Party B believed it could reach definitive agreement with CKx in three days and requested exclusivity during the 3-day period. Party B also submitted a draft merger agreement, equity commitment letter and limited guarantee. Wachtell Lipton discussed with the Board the non-binding proposal received from Party B and noted the following issues with respect to the draft merger agreement from Party B: entry into the merger agreement was conditioned on entering into arrangements with the Trust; the “go-shop” provision had been deleted; and Party B would have the ability to terminate the merger agreement for any reason and pay CKx a $30,000,000 reverse termination free (and therefore CKx was not entitled to specific performance under any circumstance). Wachtell Lipton also noted that Party B’s willingness to enter into the merger agreement was not conditioned on entry into an agreement with

Mr. Sillerman and that the proposed termination fee that Party B proposed to be payable by CKx to accept a superior offer was less than the fee proposed by Apollo Management.

Gleacher & Company then advised Party B that CKx would not agree to a period of exclusivity and that if Party B wished to move forward on a non-exclusive basis, that its counsel should work with Wachtell Lipton to finalize the merger agreement and other transaction documents as soon as possible.

Over the remainder of May 7 and throughout the afternoon of May 8, Wachtell Lipton negotiated with counsel to Apollo Management and counsel to Party B with respect to the merger agreements and related matters. Wachtell Lipton told both counsel to Apollo Management and counsel to Party B that the parties needed to improve their proposals by including a “go-shop” provision, by reducing the proposed termination fee and by permitting CKx to seek specific performance of the merger agreement. Counsel to both Apollo Management and counsel to Party B indicated that their respective clients would not be willing to move forward on the basis of the inclusion of a “go-shop” or where CKx had a specific performance remedy (other than, in the case of Apollo Management, the specific performance remedy available to CKx when all conditions to closing are satisfied and the debt financing has been funded).

The Board held an update call later that evening, where Gleacher & Company and Wachtell Lipton reported on the progress that had been made since the last update, including that Apollo Management had proposed a reverse termination fee of $35,000,000, which was higher than Party B’s proposed reverse termination fee of $30,000,000, and Apollo Management had lowered its expense reimbursement amount from $10,000,000 to $7,500,000 and any reimbursement would be credited against the proposed termination fee of $20,000,000. Wachtell Lipton informed the Board that neither Apollo Management nor Party B would agree to the inclusion of a “go-shop” provision. Gleacher & Company then described to the Board its efforts to confirm that Party B’s equity commitment was in fact, fully funded. Gleacher & Company and Wachtell Lipton had requested certain diligence items from Party B and its counsel to confirm that Party B had access to equity in an amount sufficient to pay the transaction consideration and indicated that the due diligence provided by Party B and its counsel prior to the time of the Board update call had been insufficient to confirm that Party B’s offer was fully funded. Gleacher & Company and Wachtell Lipton indicated that they would continue to work to confirm Party B’s access to adequate funding as soon as possible. The Board directed Wachtell Lipton and Gleacher & Company to continue to work with both Apollo Management and Party B to improve the price and terms of the offers throughout the evening, and that it should direct both parties to submit their best and final bids for the Board’s review by 7:00 p.m. EDT on May 9, and it was determined that the Board would meet thereafter to consider the final bids.

Gleacher & Company and Wachtell Lipton continued to negotiate with Apollo Management and Party B for the remainder of May 8 and throughout the course of the day on May 9. Gleacher & Company told Apollo Management that, if it was going to continue to require entry into support agreements with Mr. Sillerman and the Trust, Apollo Management needed to finalize those arrangements as soon as possible and in any event prior to the submission of its best and final bid. Gleacher & Company also informed Apollo Management that not every party was requiring entry into a support agreement with Mr. Sillerman as a condition to its agreement to a transaction. Apollo Management informed Gleacher & Company that it had made significant progress on reaching agreement with both Mr. Sillerman and the Trust and anticipated it would be able to reach agreement at the time of entry into a definitive transaction agreement. Wachtell Lipton informed counsel to Apollo Management that, contrary to what had been initially proposed by Apollo Management, any support arrangements with Mr. Sillerman or the Trust could not prohibit Mr. Sillerman or the Trust from supporting a superior offer accepted by the Board and resulting in termination of the merger agreement with affiliates of Apollo Management. Counsel to Apollo Management later informed Wachtell Lipton that Apollo Management had agreed that any support agreement with either Mr. Sillerman or the Trust would terminate if CKx terminates the merger agreement with affiliates of Apollo Management. Counsel to Apollo Management also sent a draft of the proposed support agreement with Mr. Sillerman to Wachtell Lipton in the afternoon of May 9. When Gleacher & Company expressed the Board’s concern about Apollo Management’s ability to complete its arrangements with Mr. Sillerman in the necessary timeframe, Apollo Management agreed that, while it wished to continue to work with Mr. Sillerman to agree on a support and non-tender arrangement, it would not require finalization of this agreement to enter into a definitive transaction with CKx.

Gleacher & Company also spoke to representatives from Party B to inform them that if Party B was going to continue to require entry into arrangements with the Trust as a condition to entering into a transaction with CKx, it needed to work quickly to finalize these arrangements and to have them substantially complete prior to the time of submitting its best and final bid. After learning that Apollo Management anticipated that it would reach agreement with the Trust and would be ready to submit this agreement with its final bid package, Gleacher & Company spoke to a representative of Party B to inform Party B that it would also need to submit an agreement with the Trust with its best and final bid package or agree to drop the requirement. Party B then agreed to drop the requirement.

Both Gleacher & Company and Wachtell Lipton had several conversations with representatives of Party B on May 9 with respect to working to confirm that Party B’s offer was fully funded. None of these conversations resulted in the production of sufficient confirmation by Party B that its equity commitment was fully funded. Wachtell Lipton asked counsel to Party B to provide the fund documentation for Party B. Party B said that it would not provide the fund documentation citing confidentiality concerns with respect to the identity of the investors in Party B. Wachtell Lipton indicated that CKx was willing to sign a confidentiality agreement and to review and discuss the documents on a counsel-to-counsel basis to meet Party B’s confidentiality concerns. Wachtell Lipton also informed counsel to Party B that they could redact any references to specific investors. Counsel to Party B refused. In a further conversation with Wachtell Lipton, counsel to Party B who had participated in the formation of Party B’s fund again refused to provide documentation but advised Wachtell Lipton that the equity commitment required to fund the transaction exceeded the allowable investment basket provided for in the fund’s documentation. Gleacher & Company called representatives from Party B to inquire whether Party B had additional funding to close the gap between the permitted investment amount by Party B’s fund and the total amount of equity needed to fund the transaction. A representative from Party B told Gleacher & Company that Party B did not have definitive arrangements to close the equity gap, but that Gleacher & Company should “trust” Party B’s ability to arrange for additional financing prior to the closing of any transaction.

Apollo Management contacted Gleacher & Company shortly before 7:00 p.m. EDT to request a brief amount of time to finalize its bid. Shortly thereafter, Apollo Management submitted its best and final bid, which contained a bid letter and drafts of all of the related transaction documents and also included copies of draft support agreements with Mr. Sillerman and the Trust. Shortly before the start of the Board meeting, Wachtell Lipton received a revised draft merger agreement from Party B and did not receive any of the other related transaction documents or a bid letter.

In the evening on May 9, the Board convened a meeting to review the final proposals received from both Apollo Management and Party B. Wachtell Lipton summarized in full for the Board and senior management the final proposals from both parties and also highlighted the changes in the material terms. Apollo Management’s final proposal contained an offer price of $5.50 per share; was fully funded and committed with respect to the proposed equity and debt financing; contained an increased reverse termination fee of $40,000,000; and provided for specific performance where the conditions to closing of the tender offer and the merger had been satisfied and the debt financing was to be funded. Party’s B final proposal contained an offer price of $5.60 per share but was not accompanied by evidence that its equity commitment could be fully funded; did not provide for specific performance under any circumstances; and contained a lower reverse termination fee of $30,000,000.

The Board discussed the proposals from Apollo Management and Party B. The Board discussed the fact that the offer from Party B was not funded and did not provide for specific performance and had a lower reverse termination fee. The Board also considered the approximately four-year history of attempts to enter into a transaction with various parties and the consequences of entering into agreements that were not financed. In light of these factors, the Board concluded that the Party B proposal presented a substantially higher risk of non-consummation and was not superior to the proposal from Apollo Management, and not in the best interests of Stockholders to accept the proposal.

Gleacher & Company then reviewed its financial analysis regarding a proposed transaction at an offer price of $5.50 per share, and rendered its oral opinion (subsequently confirmed in writing) to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions specified therein, the price of $5.50 per share in cash to be received by Stockholders (other than the Excluded Persons (as defined below)) is fair, from a financial point of view, to Stockholders. Wachtell Lipton then discussed the legal duties and standards applicable to the decisions and actions being considered by the Board.

A majority of the Board (with Ms. Priscilla Presley abstaining and Mr. Bryan Bloom dissenting) resolved to approve the Merger Agreement with affiliates of Apollo Management and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Following the Board meeting, Gleacher & Company and Wachtell Lipton informed representatives of Apollo Management that the Board had approved its proposal and the parties and their respective counsel finalized and the parties executed the definitive transaction documents. Following the adoption of the Second Amendment providing that entry into definitive transaction documents and performance of the transactions contemplated by such agreements would not trigger the provisions of the Rights Plan, Apollo Management and its counsel also finalized definitive support agreements with both Mr. Sillerman and his affiliates and the Trust. Those parties executed definitive agreements with affiliates of Apollo Management concurrently with the execution of definitive agreements between affiliates of Apollo Management and CKx. CKx and Apollo Management then issued a joint press release prior to the opening of the U.S. financial markets on May 10.

On May 17, 2011, Parent, Merger Sub and CKx executed an amendment to the Merger Agreement as described in Item 3(b), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent — The Merger Agreement.”

(c)	Reasons for the Recommendation

In reaching its determination of the fairness of the terms of the Offer and Merger and its decision to approve the Merger Agreement and recommend that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors weighing in favor of the Offer and the Merger, as well the risks associated with the Offer and the Merger, including, among others, the material factors listed below.

Expected Benefits of the Offer and the Merger.

The Offer and the Merger are expected to result in several benefits to all Stockholders, including the unaffiliated stockholders, including the following factors which the Board viewed as supporting its fairness determination. Where the following section discusses factors or changes that could potentially impact the financial performance or profitability of CKx, or the price or trading range of the Common Shares, the discussion is intended to refer to the Board’s consideration of the potential impact on the value of Common Shares held by the unaffiliated stockholders of CKx.

•	The Board’s belief that the Offer and the Merger represented the surest and best prospect for maximizing stockholder value, based on the Board’s assessment, after consultation with its legal and financial advisors, of the alternatives reasonably available to CKx. The Board reviewed the possible alternatives to the Offer and the Merger (including the possibility of continuing with CKx’s current business plan), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and it is the Board’s view that the Offer and Merger present a superior opportunity to any such alternatives.

•	The Board’s understanding and analysis of the historical and prospective operating environment and financial performance of CKx, including the existing cash flow, liquidity and financial flexibility of CKx on a stand-alone basis and the ability of CKx to pursue growth opportunities and to expand into new businesses.

•	The risks of remaining an independent company and pursuing CKx’s strategic plan, including the risks relating to the unpredictability of continued popularity of CKx’s brands and on-air talent, the upcoming expiration of certain key contractual arrangements with third parties, and maintaining and protecting CKx’s intellectual property rights.

•	The significance of consolidation and acquisition activity to CKx’s future growth plans and the Board’s assessment of the prospects of CKx being able to consummate such plans, given the limited attractive opportunities that had been identified to date, the range and availability of likely opportunities in the future, CKx’s financial resources on a standalone basis relative to potential competitors and the opportunities for acceptably accretive acquisitions.

•	The Board’s familiarity, based on multi-year strategic reviews, with the range of possible partners for CKx and how they would likely approach valuing CKx based on its financial performance;

•	The Board considered that CKx, with the assistance of its management and advisors, had conducted a robust process for the sale of CKx and had solicited interest from third parties, including both strategic parties and financial sponsors over the course of several years, had responded to the parties that made inbound calls and unsolicited proposals and had executed confidentiality agreements with interested parties.

•	The Board reviewed the historical market prices, volatility and trading information with respect to the Common Shares. Specifically, the Board noted that the Offer Price represented an approximately 24% premium over the closing price of the Common Shares on May 9, 2011 and an approximately 38% premium over CKx’s average closing price over the six months preceding the announcement of the Merger Agreement.

•	The Board considered its understanding that the Offer and the Merger likely would be completed based on, among other things, the absence of a financing condition or any condition requiring third party consents, the financing commitments received by Parent for all of the funds needed to consummate the Offer and the Merger, the financial strength of the Apollo Funds and the financial institutions providing such commitments, the limited number of conditions to the Offer and Merger, Apollo Management’s extensive prior experience in completing acquisitions of other companies, and the fact that CKx has a limited right to seek specific performance in the situation where all of the conditions to the Offer and the Merger have been satisfied or waived and the debt financing has been funded.

•	The Board’s belief that the transaction, by providing a fixed cash price to Stockholders eliminates the risk of the continued and demonstrated volatility of CKx’s equity price in the public markets.

•	The financial strength of Apollo Management and its affiliates, which maintain $70 billion of assets under management, $15 billion of which represent funding commitments held by Apollo Investment Fund VII, L.P. (“Apollo VII”). The financial strength of Apollo VII contributes to the certainty of closing and the certainty that all Stockholders will expeditiously receive the all-cash consideration of the Offer Price.

•	After contacting 14 potential third-parties in April 2010, only five parties signed confidentiality agreements and only one other party (Party B) submitted a proposal, and that proposal was not fully financed, contained a lower reverse termination fee and did not provide for specific performance.

•	CKx’s right to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to the payment of a $20,000,000 fee and certain other conditions, and in the event of certain breaches or failures by Parent of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

•	The opinion of Gleacher & Company delivered to the Board on May 9, 2011, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $5.50 per Common Share in cash to be received by Stockholders (other than Mr. Robert F.X. Sillerman and the Affiliates and the Associates of Mr. Robert F.X. Sillerman (the terms “Affiliate” and “Associate” as used herein shall have the meanings ascribed to them under Rule 405 of the Securities Act of 1933, as amended), such persons being collectively referred to herein as the “Excluded Persons”), in the Offer and the Merger is fair, from a financial point of view, to Stockholders.

•	The fact that the transaction is structured as a tender offer and a second step merger, which can often be completed more promptly than would have been the case with a one-step merger, meaning that all Stockholders can receive the consideration value for their Common Shares more promptly.

The Board also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the fairness of the proposed transaction, including:

•	The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Material Adverse Effect (as defined in the Merger Agreement), or if CKx does not perform its obligations under the Merger Agreement in all material respects.

•	The risks and costs to CKx if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•	The covenant in the Merger Agreement prohibiting CKx from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring CKx to pay, if the Merger Agreement is terminated under certain circumstances, a $20,000,000 termination fee (inclusive of Parent’s expenses) or, in other circumstances, Parent’s expenses up to $7,500,000.

•	The covenants in the Merger Agreement requiring CKx’s business prior to the completion of the Offer to be conducted in the ordinary course, as well as various other operational restrictions on CKx prior to the completion of the Merger, other than with the consent of Parent, that could delay or prevent CKx from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•	The fact that Stockholders who tender their Common Shares (or whose Common Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of CKx and will not benefit from any future appreciation in the value of CKx.

•	The fact that the all-cash consideration in the transaction will be taxable for U.S. federal income tax purposes.

•	The matters described above in Item 3(a), “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of CKx.”

In addition to the above, the Board considered the following material factors in concluding that the transaction is procedurally fair to all Stockholders:

•	The fact that the Board retained independent financial advisors and legal counsel to render advice with respect to the proposed transaction.

•	The Board’s experience over the preceding four years and familiarity with potential transaction partners and transaction considerations.

•	The fact that there was not an unaffiliated representative acting on behalf of unaffiliated stockholders for purposes of negotiating the terms of the transaction, but that the independent directors met separately to discuss and review the terms of the transaction.

•	The Board’s ability, prior to the consummation of the Offer, to change its recommendation regarding the advisability of the Offer and the Merger in the event of a superior proposal, subject to the payment of a $20,000,000 termination fee and certain other conditions of the Merger Agreement.

•	The fact that CKx’s unaffiliated stockholders will not be obligated to tender their Common Shares in the Offer; and if they so desire, will be able to exercise dissenters’ rights with respect to the Merger.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to Stockholders and to CKx’s unaffiliated stockholders outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with the least risk of non-completion. In the course of reaching its decision, the Board did not consider the liquidation value of CKx because it considered CKx to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology and because the Board believes that CKx would not be able to readily liquidate or monetize its assets in a manner that would be certain to yield value to CKx and its Stockholders in excess of the Offer consideration. Further, the Board did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of CKx as a going concern but rather is indicative of historical costs. The Board also considered the historical trading prices of CKx’s stock, including, as discussed above, the fact that the Offer Price represents an approximately 24% premium over the closing price of the Common Shares on May 9, 2011 and an approximately 38% premium over CKx’s average closing price over the six months preceding the announcement of the Merger Agreement and the financial analyses conducted by Gleacher & Company regarding CKx. Other than as described under “Background of the Transaction” in this Item 4, the Board did not consider any other firm offers made for CKx during the last two years as there were no such offers of which the Board was aware. The Board, having reviewed the financial information and projections provided by management to Gleacher & Company and found Gleacher & Company’s use of such projections, at the direction of CKx’s management, to be reasonable, subject to the underlying assumptions regarding the nature of the financial projections as described in Item 8(f), “Additional Information — Projected Financial Information” below, and having understood the assumptions and data contained within Gleacher & Company’s financial analyses, considered and adopted as its own the financial analyses of Gleacher & Company in the course of reaching their respective decisions.

This discussion of the information and factors considered by the Board includes the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of CKx and its Stockholders. Rather, the Board conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, Company management and CKx’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in Item 8(l), “Additional Information — Forward-Looking Statements.”

(d)	Intent to Tender

Directors and Officers.

To CKx’s knowledge, after making reasonable inquiry, CKx has been advised that Michael G. Ferrel, Howard J. Tytel, Edwin M. Banks, Jack Langer, Jacques D. Kerrest, Kathleen Dore, Thomas P. Benson and Kraig G. Fox intend to tender all of their Common Shares pursuant to the Offer. In light of the Promenade Support Agreement, Ms. Presley has agreed not to tender her Common Shares pursuant to the Offer. Mr. Bloom has not made a decision as to whether or not he intends to support the offer or tender any of his shares into the offer. For a discussion regarding the Board’s decision with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “Solicitation/Recommendation” and “Reasons for the Recommendation” in this Item 4.

Support Agreements.

Sillerman Support Agreement.  In connection with the Merger Agreement, on May 10, 2011, Parent, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (collectively, the “Sillerman Stockholders” and the Common Shares owned by the Sillerman Stockholders, the “Sillerman Shares”) entered into a Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Parent and the Sillerman Stockholders (the “Sillerman Support Agreement”) relating to the Sillerman Shares, as supplemented by the letter agreement dated as of May 16, 2011, by and among Parent and the Sillerman Stockholders. The following summary does not purport to be a complete description of the Sillerman Support Agreement and is qualified in its entirety by reference to the Sillerman Support Agreement and the Sillerman Letter Agreement, a copy of which is filed as Exhibit (a)(2)(A) and (a)(2)(B), respectively, to this Schedule 14D-9 and is incorporated herein by reference.

As of the date of the Sillerman Support Agreement, the Sillerman Stockholders collectively owned 19,183,311 Sillerman Shares, which, represents approximately 20.7% of the total number of issued and outstanding Common Shares as of the close of business on May 9, 2011. Pursuant to the Sillerman Support Agreement, the Sillerman Stockholders agreed, among other things, (i) not to, directly or indirectly, tender any Sillerman Shares into the Offer, (ii) to contribute the Sillerman Shares to Parent (or its affiliate) prior to the Merger in exchange for cash at the same price per share as the Offer Price, subject to certain conditions, or a combination of cash and common stock of Parent (or its affiliate) in respect of not more than one-half of the Sillerman Shares (the “Parent Common Shares”) valued at the same price per share as the Offer Price and (iii) to vote in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any transaction or matter that would compete with, impede, interfere with, adversely affect, tend to discourage or inhibit the adoption of the Merger Agreement or the timely consummation of the transactions contemplated by the Merger Agreement. The Sillerman Stockholders are also obligated to exercise their Stock Options to purchase Common Shares which are exercisable at a price below the Offer price on a cashless basis to the extent requested by Parent in order allow Parent to acquire 90% of the total Common Shares outstanding, subject to the terms of the Sillerman Support Agreement.

In addition, at the election of the Sillerman Stockholders and subject to certain conditions, the Sillerman Stockholders will be permitted to contribute or sell to Parent, after consummation of the Offer but prior to the consummation of the Merger, a portion of the Sillerman Shares at a price per share equal to the Offer Price, in an amount not to exceed an aggregate amount of $50 million and elect, on or after the effective time of the Merger, subject to certain restrictions, to require Parent (or its affiliate) to repurchase all or a portion of the Parent Common Shares acquired by the Sillerman Stockholders for the same per share consideration as payable in the Offer and the Merger.

Each Sillerman Stockholder also agreed that it would not, and would not permit or authorize any of its representatives, directly or indirectly, to solicit, initiate, propose, encourage or knowingly facilitate any inquiry, participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with respect to any other acquisition proposal, and that each Sillerman Stockholder would immediately cease all existing discussions or negotiations with any person conducted theretofore with respect to any other acquisition proposal and advise Parent promptly of any other acquisition proposal or inquiry with respect to an acquisition proposal that such Sillerman Stockholder receives.

Each Sillerman Stockholder further agreed that, except for certain permitted transfers, it would not until the effective time of the Merger, directly or indirectly, sell, transfer, assign, pledge, encumber or similarly dispose of any of the Sillerman Shares, or enter into an option or other contract for any such disposition, or deposit the Sillerman Shares into a voting trust (except as provided in the Sillerman Support Agreement) or grant any proxy with respect to the Sillerman Shares.

In addition, each Sillerman Stockholder agreed to deliver certificates representing the Sillerman Shares to, and executed stock powers in favor of, a voting trust pursuant to a voting trust agreement to be entered into among the voting trust, Sillerman and Parent, within a prescribed period after the date of the Sillerman Support Agreement as may be waived or extended by Parent, and, in the event that a Sillerman Stockholder fails to do so, the Sillerman Stockholder could forfeit certain rights under the Sillerman Support Agreement.

If the Sillerman Stockholders acquire Parent Common Shares pursuant to the Sillerman Support Agreement, they will be required to enter into a stockholders agreement with Parent (or its affiliate) and certain other investors in Parent (or its affiliate) on or prior to the effective time of the Merger which will govern the parties’ rights and obligations with respect to capital stock of Parent (or its affiliate) following completion of the Merger. Among other rights, Parent has agreed that so long as the Sillerman Stockholders and any permitted transferees own at least 50% of the Parent Common Shares issued to them as of the effective time of the Merger (and, on or after the second anniversary of the effective time of the Merger, in no event less than 7.5% of all issued and outstanding Parent Common Shares on a fully-diluted basis), Mr. Sillerman will be entitled to appoint one director to the board of directors of Parent (or its affiliate that issues the Parent Common Shares). Parent has also agreed to reimburse the Sillerman Stockholders for reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Sillerman Support Agreement on the terms set forth in the Sillerman Support Agreement. Parent has also agreed that the Sillerman Stockholders (assuming the Sillerman Stockholders elect to receive Parent Common Shares as provided by the Sillerman Support Agreement) will be entitled to share with Apollo Management or its affiliates in any transaction or monitoring fees received by Apollo Management or such affiliates (excluding the Termination Fee (as defined below in the Merger Agreement)) pro rata based upon relative ownership of Parent (or its affiliate that issues the Parent Common Shares) as determined on a fully-diluted basis. In addition, the stockholders agreement will provide the Sillerman Stockholders with rights, under certain circumstances, to participate in sales, purchases and registrations of Parent Common Shares.

The Sillerman Support Agreement will terminate upon the earliest of (i) the effective time of the Merger (subject to exceptions for certain provisions intended to survive the effective time), (ii) the date on which the Merger Agreement is terminated and (iii) at the election of Mr. Sillerman, on or after the date that is five months after the date of the Sillerman Support Agreement, subject to an extension not to exceed 60 calendar days so long as Parent retains financing commitments with terms and conditions no less favorable than those existing as of the date of the commencement of the Offer.

Promenade Support Agreement.  Parent also entered into a support letter agreement, dated as of May 10, 2011, with the Trust (the “Promenade Support Agreement”). The following summary does not purport to be a complete description of the Promenade Support Agreement and is qualified in its entirety by reference to the Promenade Support Agreement, a copy of which is attached as Exhibit (a)(2)(b) to this Schedule 14D-9 and is incorporated herein by reference.

The Trust is the holder of all of the outstanding Preferred Shares. The Promenade Support Agreement provides, among other things, that the Trust will (i) vote in opposition to and not support any transactions that compete with those contemplated by the Merger Agreement, (ii) not transfer or convert its Preferred Shares prior to the consummation of the Merger and (iii) in its capacity as a holder of the Preferred Shares, consent to the Merger (to the extent such consent is necessary). The Promenade Support Agreement will terminate if the Merger Agreement is terminated.

The Promenade Support Agreement also provides that the Trust will contribute all of its Preferred Shares to Parent (or its affiliate) prior to the Merger for Parent Preferred Shares. After the completion of the Merger, the Trust will be entitled to designate at least one designee to serve on the board of directors of Parent (or its affiliate that issues the Parent Preferred Shares), with the same compensation, expense reimbursement and other benefits as any independent director of such entity. The Trust is also entitled, upon the effectiveness of the Merger, to reimbursement for all reasonable documented out-of-pocket expenses (including attorney’s fees) incurred by or on its behalf in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Promenade Support Agreement in an amount not to exceed $250,000, in the aggregate. In addition, to the extent Apollo Management or its affiliates receive transaction or monitoring fees in connection with or following the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Trust will receive a portion of such fees based on its pro rata ownership of Parent (or its affiliate that issues the Parent Preferred Shares) as determined on an as-converted basis.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Opinion of the Financial Advisor to the CKx Board of Directors

The Board retained Gleacher & Company to provide financial advisory services in connection with the Board’s consideration of strategic alternatives available to CKx and to act as CKx’s financial advisor in connection with the transaction. CKx selected Gleacher & Company to act as CKx’s financial advisor on the basis of Gleacher & Company’s qualifications, expertise and reputation as a financial advisor in strategic transactions and its familiarity with CKx and its business. On May 9, 2011, at a meeting of the Board held to evaluate the transaction, Gleacher & Company delivered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 9, 2011, to the effect that, as of the date of the opinion and based on and subject to the factors, assumptions and limitations described in its opinion, the consideration to be paid to holders of CKx common stock (other than Excluded Persons) in the transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion, dated May 9, 2011, of Gleacher & Company, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Exhibit (a)(2)(D) to this Schedule 14D-9 and is incorporated by reference herein in its entirety. We urge you to read the opinion carefully in its entirety. Gleacher & Company provided its opinion to the Board for the information and assistance of the Board in connection with its consideration of the transaction. Gleacher & Company’s opinion does not address any other aspect of the transaction and does not constitute a recommendation as to whether the Board should recommend or proceed with the transaction, nor does it constitute a recommendation to any Stockholder as to whether such Stockholder should tender its shares in connection with the Offer or how such holder should vote or act with respect to the transaction or any related matter.

In connection with its opinion, Gleacher & Company, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of CKx, including research analyst reports;

•	reviewed certain internal financial statements and other financial and operating data concerning CKx prepared by the management of CKx;

•	analyzed certain financial forecasts prepared by the management of CKx, which forecasts CKx has represented were at the time consistent with the best judgments of CKx’s management as to the future financial performance of CKx and were at the time the best currently available forecasts with respect to such future financial performance of CKx;

•	discussed the past and then-current operations and financial condition and the prospects of CKx with senior executives of CKx;

•	reviewed the reported prices and trading activity for CKx’s common stock;

•	compared the financial performance of CKx and the prices and trading activity of CKx’s common stock with that of certain other publicly traded companies and their securities that Gleacher & Company considered to be generally relevant;

•	reviewed a draft dated May 9, 2011, of the Merger Agreement; and

•	performed such other analyses, studies and investigations, and considered such other factors, as Gleacher & Company deemed appropriate.

For the purposes of its opinion, Gleacher & Company assumed and relied upon without independent verification the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information provided to, reviewed by or discussed with Gleacher & Company (including information that is available from generally recognized public sources). Gleacher & Company assumed, with CKx’s consent, that the financial projections and valuation estimates provided to Gleacher & Company by CKx were reasonably prepared and were consistent with the best currently available estimates and judgments of senior management of CKx as to the future financial performance of CKx and the other matters covered thereby. Gleacher & Company assumed no responsibility for and expressed no view as to such projections or any other forward-looking information or the assumptions on which they were based, and Gleacher & Company relied upon the assurances of the senior management of CKx that they were unaware of any facts that would make the information provided to or reviewed by Gleacher & Company incomplete or misleading.

In preparing its opinion, Gleacher & Company did not perform any independent valuation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of CKx or its subsidiaries. Gleacher & Company was not furnished with any such valuations or appraisals. In particular, Gleacher & Company did not express any opinion as to the value of any asset or liability of CKx or any of its subsidiaries, whether at then-current market prices or in the future. Gleacher & Company did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of CKx. In arriving at its opinion, Gleacher & Company did not take into account any litigation that was pending or that may be brought against CKx or any of its affiliates or representatives. In addition, Gleacher & Company did not evaluate the solvency of any party to the Merger Agreement under any state or federal laws or rules, regulations, guidelines or principles relating to bankruptcy, insolvency or similar matters.

For the purposes of its opinion, Gleacher & Company assumed that there had not occurred any material change in the assets, liabilities, financial condition, results of operations, business or prospects of CKx or any of its subsidiaries since the respective dates on which the most recent financial statements or other information, financial or otherwise, relating to CKx or any of its subsidiaries, was made available to Gleacher & Company. In arriving at its opinion, Gleacher & Company assumed, with CKx’s consent, that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by it, that the representations and warranties of each party to the Merger Agreement were true and correct, that each party to the Merger Agreement would perform all of the covenants and agreements required to be performed by it thereunder and that all conditions to the transaction set forth in the Merger Agreement would be timely satisfied and not modified or waived and that the transaction would be consummated in accordance with the terms set forth in the Merger Agreement without modification, waiver or delay, except, in each case, as would not be material to Gleacher & Company’s analyses. In addition, Gleacher & Company assumed, with CKx’s consent, that any governmental, regulatory or third party consents, approvals or agreements necessary for the consummation of the transaction will be obtained without any imposition of a delay, limitation, restriction or condition that would, in any respect material to Gleacher & Company’s analyses, have an adverse effect on CKx or the contemplated benefits of the transaction. Gleacher & Company is not a legal, accounting, regulatory or tax expert and with CKx’s consent, Gleacher & Company relied, without independent verification, on the assessment of CKx and its advisors with respect to such matters.

Gleacher & Company’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Gleacher & Company as of, May 9, 2011. Although subsequent developments may affect Gleacher & Company’s opinion and the assumptions used in preparing it, Gleacher & Company does not have any obligation to update, revise or reaffirm its opinion. In addition Gleacher & Company did not express any view or opinion as to the price at which any share of CKx common stock or any other security may trade at any time, including subsequent to the date of its opinion.

Gleacher & Company’s opinion addressed only the fairness, from a financial point of view, to the holders of CKx’s common stock (other than the Excluded Persons) of the consideration to be paid to such holders in the transaction. Gleacher & Company’s opinion did not express any view as to the fairness of the transaction to, or any consideration of, the holders of any other class of securities of CKx, including the holders of CKx’s Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, creditors or other constituencies of CKx or its subsidiaries or any other term of the transaction or the other matters contemplated by the Merger Agreement or any related agreement. Gleacher & Company was not asked to, and did not, offer any opinion as to any other term or aspect of the Merger Agreement or any other agreement or instrument contemplated by or entered into in connection with the transaction or the form or structure of the Merger Agreement or the likely timeframe in which the transaction would be consummated. Furthermore, Gleacher & Company’s opinion expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the transaction, or any class of such persons relative to the consideration to be received by the holders of CKx common stock in the transaction or otherwise or with respect to the fairness of any such compensation.

Gleacher & Company did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, and Gleacher & Company’s opinion does not address any legal, tax, regulatory or accounting matters, as to which they understood CKx had received such advice as it deemed necessary from qualified professionals, and which advice Gleacher & Company relied upon in rendering their opinion. Gleacher & Company did not express any view or opinion as to the financing of the transaction or the terms or conditions upon which was obtained. Gleacher & Company’s opinion did not address the underlying business decision of CKx to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may have been available to CKx.

Gleacher & Company’s opinion was approved by the Fairness Committee of Gleacher & Company.

Summary of Material Financial Analyses

The following is a summary of the material analyses performed by Gleacher & Company in connection with the delivery of its oral opinion of May 9, 2011 and the preparation of its written opinion of the same date. Some of these summaries of financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Gleacher & Company’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 9, 2011 and is not necessarily indicative of current market conditions.

Historical Trading Multiples Analysis.  Gleacher & Company analyzed the current value of CKx’s common stock, based on CKx’s historical observed trading multiples. Gleacher & Company analyzed the enterprise value (calculated by taking the fully diluted equity value of CKx based on its closing stock price on May 6, 2011, plus debt, preferred stock and minority interests, less cash and cash equivalents), or EV, as a multiple of next twelve months, or NTM, earnings before interest, taxes, depreciation and amortization, or EBITDA (obtained by Gleacher & Company from Capital IQ market data), of CKx as of May 6, 2011, the last trading day prior to Gleacher & Company’s delivery of its opinion, as well as the average EV / NTM EBITDA multiples for the one year ended May 6, 2011 and since September 22, 2008 (the date CKx issued a press release indicating that Mr. Robert F.X. Sillerman, on behalf of 19X, had notified the Board that he no longer believed 19X would be in a position to consummate its pending acquisition of CKx) to May 6, 2011. Gleacher & Company then compared the historical trading multiples described above to the historical trading multiples of a composite of diversified media companies comprised of The Walt Disney Company, Time Warner Inc., News Corporation, Viacom Inc., CBS Corporation and Lions Gate Entertainment Corp. and a composite of content management companies comprised of Scripps Networks Interactive, Inc., Live Nation Entertainment, Inc., Warner Music Group Corp., DreamWorks Animation SKG, Inc., The Madison Square Garden Company and World Wrestling Entertainment, Inc.

The results of this analysis was as follows:

	Average
	Current		One Year		Since September 22, 2008

CKx	5.6	x	5.5	x	6.1	x
Diversified Media	9.0	x	8.8	x	8.0	x
Content Management	7.7	x	7.9	x	7.6	x

This analysis indicated the following implied per share equity reference range and implied EV, as a multiple of last twelve months, or LTM, EBITDA multiple reference range for CKx based on Gleacher & Company’s selection of a reference range of NTM EBITDA of 5.5x to 6.5x.

Implied EV/LTM EBITDA
Implied per Share Equity Reference Range for CKx	Reference Range for CKx

$3.67 - $4.36	5.3x - 6.2x

Comparable Companies Analysis.  Gleacher & Company reviewed and compared certain financial information and multiples for CKx to publicly available information of certain publicly traded companies in the media industry, which, in the exercise of its professional judgment and based on its knowledge of the industry, Gleacher & Company determined to be relevant to its analysis and reasonably comparable to CKx in one or more respects. Gleacher & Company divided the companies that it determined to be comparable to CKx into two categories, the first being diversified media companies and the second being media companies that specialize in content management. Although none of the selected comparable companies is identical or directly comparable to CKx or its business, Gleacher & Company chose the following selected comparable companies for its analysis because they had publicly-traded equity securities and participate in a variety of areas within the media industry, in the case of the diversified media companies, or in content management activities similar to those of CKx, in the case of the content management companies.

For each of the selected companies, Gleacher & Company calculated and compared certain financial information and various financial market multiples and ratios based on information obtained from SEC filings,

Institutional Brokers’ Estimate System and Wall Street Research. For the purposes of its analyses, Gleacher & Company reviewed a number of financial metrics, including enterprise value as of May 6, 2011 as a multiple of estimated EBITDA for calendar years 2011 and 2012. For purposes of this analysis, CKx’s enterprise value calculated as fully-diluted market capitalization plus net debt, preferred equity, and the implied fair market value of minority interest based on CKx’s current EBITDA trading multiple. Fair market value of minority interest calculated as 15% of the implied value of Elvis Presley Enterprises, based on its 2011E EBITDA of $18.8 million and the EV / EBITDA multiple of CKx’s overall business, plus 20% of Muhammad Ali Enterprises, based on its 2011E EBITDA of $2.1 million and the EV / EBITDA multiple of CKx’s overall business. The results of these analyses are summarized in the following table:

	EV/EBITDA
	2011E		2012E

Diversified Media Companies
The Walt Disney Company	9.0	x	8.2	x
Time Warner Inc.	7.7		7.2
News Corporation	7.8		7.0
Viacom Inc.	8.7		8.1
CBS Corporation	8.0		7.2
Lions Gate Entertainment Corp.	16.1		15.0
Mean	9.6	x	8.8	x
Median	8.4		7.7
Content Management Companies
Scripps Networks Interactive, Inc.	8.8	x	7.8	x
Live Nation Entertainment, Inc.	7.5		6.8
Warner Music Group Corp.*	7.6		7.7
DreamWorks Animation SKG, Inc.	9.2		8.9
The Madison Square Garden Company	8.1		6.6
World Wrestling Entertainment, Inc.	6.7		6.0
Mean	8.0	x	7.3	x
Median	7.9		7.2
Blended Mean	8.8	x	8.0	x
Blended Median	8.1		7.4
CKx Price on 5/6/2011 ($4.30)	5.7	x	5.3	x
CKx Offer Price ($5.50)	7.3	x	6.7	x

*	Warner Music Group Corp.’s EV is calculated as of January 20, 2011 (prior to news reports indicating that the company was seeking a buyer).

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to CKx’s business. Accordingly, Gleacher & Company’s comparison of selected companies to CKx and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and CKx.

Gleacher & Company selected a reference range of estimated 2011 EBITDA multiple of 6.6x to 7.6x using the arithmetic mean of the multiples of Live Nation Entertainment, Inc. and World Wrestling Entertainment, Inc. (the two public peer companies that Gleacher & Company determined to be most similar to CKx) and a reference range of estimated 2012 EBITDA multiple of 5.9x to 6.9x based on the arithmetic mean of the multiples of Live Nation Entertainment, Inc. and World Wrestling Entertainment, Inc. Gleacher & Company used the 2011 EBITDA projection it received from management of CKx and the arithmetic mean of the two 2012 EBITDA projections that it received from management of CKx (as further described below). Gleacher & Company then used these derived reference ranges of multiples to calculate a range of implied prices per share of CKx’s common stock. This analysis indicated the following implied per share equity reference ranges and implied EV / LTM EBITDA multiple reference ranges for CKx:

	Financial Statistic –	Financial Statistic –	Implied per Share	Implied EV/LTM
	Management	Management	Equity	EBITDA
	Projections	Projections	Reference Range	Reference Range
	(‘‘A Case”)	(“B Case”)	for CKx	for CKx

2011E EBITDA	$68.0	$68.0	$4.43 - $5.12	6.3x - 7.3x
2012E EBITDA	$90.2	$80.2	$5.03 - $5.89	7.1x - 8.3x

Gleacher noted that the Offer Price of $5.50 was within or above the selected range of implied values per share derived by the comparable public company analysis.

Discounted Cash Flow Analysis.  Gleacher & Company performed a discounted cash flow analysis on CKx to calculate the present value as of June 30, 2011 of the estimated standalone unlevered free cash flows between fiscal years 2011 and 2015. Estimates of unlevered free cash flows used for this analysis utilized the five year projections prepared by CKx’s management that are described below in more detail. Gleacher & Company also calculated a range of terminal values assuming terminal year perpetuity growth rates of normalized estimated free cash flow in 2015 ranging from (0.5%) to 0.5%. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 13% to 15%, which were chosen by Gleacher & Company based upon an analysis of the weighted average cost of capital of CKx. The present values of unlevered free cash flows generated over the period described above were then added to the present values of terminal values resulting in a range of implied enterprise values for CKx. For each such range of implied enterprise values, Gleacher & Company derived ranges of implied equity values for CKx.

At the direction of CKx, estimates of unlevered free cash flows used for this analysis were based on two sets of projections prepared by CKx’s management for the projection period between fiscal years 2011 and 2015. The two sets of projections were substantially the same, except that one set, which is referred to as the “A Case”, reflected more optimistic assumptions with respect to the future performance of the business while the other set, which is referred to as the “B Case”, reflected less optimistic assumptions with respect to the future performance of the business resulting in approximately $10 million less EBITDA in years 2012E to 2015E than was reflected in the “A Case.”

Based on the discount rate and other assumptions set forth above, the discounted cash flow analysis indicated the following implied per share equity value reference ranges and implied EV / LTM EBITDA multiple reference ranges for CKx based on the two sets of projections provided by CKx management:

	Implied per Share Equity	Implied EV/LTM EBITDA
	Reference Range for CKx	Reference Range for CKx

A Case	$4.21 - $5.00	6.0x - 7.1x
B Case	$3.82 - $4.53	5.5x - 6.4x

Miscellaneous

In connection with the review of the transaction by the Board, Gleacher & Company performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Gleacher & Company considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Gleacher & Company believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying the analyses and opinions. In addition, Gleacher & Company may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Gleacher & Company’s view of the actual value of CKx or its business. In performing its analyses, Gleacher & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of CKx, CKx’s management or Gleacher & Company. Any estimates contained in Gleacher & Company’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Gleacher & Company conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to the holders of CKx common stock (other than the Excluded Persons) of the consideration to be paid to such holders in the transaction and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which businesses actually could be bought or sold.

The consideration to be paid pursuant to the transaction was determined through negotiations between the Board and Apollo Management and was approved by the Board. Gleacher & Company provided advice to the Board during these negotiations. Gleacher & Company did not, however, recommend any specific consideration to CKx or the Board or that any specific consideration constituted the only appropriate consideration for the transaction.

Gleacher & Company’s opinion and its presentation to the Board were one of many factors taken into consideration by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration or of whether the Board would have been willing to agree to different consideration. The foregoing summary does not purport to be a complete description of the financial analyses performed by Gleacher & Company.

Gleacher & Company has previously received a fee of $1,200,000 for its services as CKx’s financial advisor in connection with a related earlier sales process of CKx (described above in Item 4(b), “The Solicitation or Recommendation — Background of the Transaction”) that was not consummated and will receive an additional fee of $4,000,000 for its services in connection with the transaction, which will become payable only if the transaction is consummated. CKx has agreed to reimburse Gleacher & Company for its expenses, including fees and disbursements of Gleacher & Company’s counsel, incurred in connection with Gleacher & Company’s engagement and to indemnify Gleacher & Company, any controlling person of Gleacher & Company and each of their respective directors, officers, employees, agents and affiliates against certain liabilities, including liabilities under the federal securities laws, arising out of Gleacher & Company’s engagement. CKx has also agreed to pay Gleacher & Company an additional tiered incentive fee whereby Gleacher & Company would be entitled to additional fees based on the incremental value above $5.50 per share received by holders of CKx common stock in connection with the transaction.

Gleacher & Company and its affiliates in the past have provided investment banking and financial advisory services to Apollo or its affiliates, for which Gleacher & Company or certain of its affiliates received compensation. In addition, Gleacher & Company and certain of its affiliates, and certain of the employees of Gleacher & Company or its affiliates, may have invested in companies affiliated or associated with CKx and Apollo, Parent or Merger Sub and investment funds managed by entities affiliated or associated with CKx and Apollo, Parent or Merger Sub. Gleacher & Company and its affiliates may have in the past provided, and may in the future provide, financial advice and services to CKx, Apollo, Parent or Merger Sub and their respective affiliates or any company that may be involved in the transaction for which Gleacher & Company and its affiliates have, or would expect to, receive compensation. In the ordinary course of business Gleacher & Company and certain of its affiliates may trade the securities of CKx, Parent or Merger Sub, one of their affiliates or any of their respective portfolio companies for Gleacher & Company’s own account and for accounts of customers, and may at any time hold a long and short position in any such securities.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in Common Shares have been effected during the past 60 days by CKx or, to the knowledge of CKx, any current executive officer, director, affiliate or subsidiary of CKx, other than Common Shares received as compensation in the ordinary course of business in connection with CKx’s employee benefit plans and payroll contributions to CKx’s 401(k) plan, except as follows:

•	On April 1, 2011, CKx issued 2,518 Common Shares for $4.22 per Common Share to each of Mssrs. Jack Langer, Jacques Kerrest, Bryan Bloom and Edwin Banks and Ms. Kathleen Dore under CKx’s 2005 Omnibus Long-Term Incentive Compensation Plan;

•	On April 21, 2011 the Howard and Sandra Tytel Family Foundation, a charity founded by Howard J. Tytel and his spouse, gifted an aggregate of 10,000 shares. The average of the high and low market price on April 21, 2011 of our Common Shares was $4.42 per Common Share.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, CKx is not engaged in any negotiations in response to the Offer that relate to (a) a tender offer or other acquisition of CKx’s securities by CKx, any subsidiary of CKx or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving CKx or any subsidiary of CKx, (c) any purchase, sale or transfer of a material amount of assets by CKx or any subsidiary of CKx or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of CKx. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

(a)	Anti-Takeover Statutes and Provisions.

As a Delaware corporation, CKx is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and authorized by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

A corporation may elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, under certain circumstances, within three years prior did own) 15% or more of a Delaware corporation’s outstanding voting stock. CKx has opted out of Section 203 in its certificate of incorporation, so these restrictions will not be applicable to the Offer, the Merger, the Merger Agreement and other transactions contemplated thereby.

CKx conducts business in a number of states which have enacted such anti-takeover laws. Should any person seek to apply any state anti-takeover law, CKx and Merger Sub will, and are required by the Merger Agreement to, take all action necessary to render such statute inapplicable to the Merger and the other transactions contemplated by the Merger Agreement. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

(b)	Appraisal Rights.

Holders of Common Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, Stockholders who have not tendered their Common Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Common Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Common Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Common Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Common Shares of such Stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex C hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a Stockholder withdraws or loses his right to appraisal, such Stockholder will only be entitled to receive the Offer Price. Notwithstanding anything to the contrary contained in the Merger Agreement, each of CKx and Merger Sub have acknowledged and agreed in the Merger Agreement that, with respect to Dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Common Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Parent or Merger Sub to CKx as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Common Shares in connection with the completion of the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

(c)	Litigation.

Two lawsuits have been initiated on behalf of a putative class of public stockholders of CKx concerning the Offer and the Merger. One or both of the lawsuits name as defendants CKx, its directors, Parent, Merger Sub and Apollo Global Management, LLC and Apollo Global Management VII, L.P. and, in one case, Mr. Sillerman. Both of the actions are pending in the Court of Chancery of the State of Delaware, styled Nierenberg v. CKx, Inc., et al. (No. 5545-CC) and Vanwhy v. CKx, Inc., et al. The complaints allege, among other things, that certain defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for Stockholders and approving terms in the Merger Agreement that are allegedly unfair to public stockholders. One or both of the complaints further allege that CKx, Parent, Merger Sub, Apollo Global Management, LLC and Apollo Global Management VII, L.P. and, in one case, Mr. Sillerman aided and abetted those alleged breaches of duty. The complaints seek, among other things, certification of a class consisting of owners of CKx common stock, an order preliminarily and permanently enjoining the proposed transaction, a judgment directing the individual defendants to take all appropriate and necessary steps to maximize stockholder value, an accounting by the defendants to plaintiff for all damages allegedly caused by them, rescission of the transaction if it is consummated and setting it aside or awarding compensatory and/or rescissory damages, and attorneys’ fees and expenses. As of the date of this filing, for procedural reasons, the Vanwhy complaint had not yet been accepted by the Court of Chancery of the State of Delaware. CKx and the other defendants believe the plaintiffs’ allegations lack merit, and will contest them vigorously.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibits (a)(5)(C) and (a)(5)(D) which are incorporated herein by reference.

On June 7, 2010 a lawsuit styled Leone v. Edwin M. Banks, et al (No. 650538/2010) was initiated on behalf of a putative class of public stockholders of CKx. The lawsuit names as defendants the members of the CKx board of directors as of June 7, 2010. The action is pending in the Supreme Court of the State of New York. The complaint alleges, among other things, that the defendants breached their fiduciary duties in connection with their consideration of various potential sale transactions involving CKx by failing to undertake an appropriate sales process for CKx. The complaint seeks, among other things, certification of a class consisting of owners of CKx common stock, an order preliminarily and permanently enjoining the defendants from disenfranchising CKx stockholders, a declaration that defendants breached their fiduciary duties to CKx stockholders, an accounting by the defendants to plaintiff for all damages allegedly caused by them, and an award of compensatory and/or rescissory damages, and attorneys’ fees and expenses. It is expected that this lawsuit will be amended to allege breaches of fiduciary duties by the current members of the CKx board of directors as they relate to the announced transaction with affiliates of Apollo Management. CKx believes the plaintiff’s allegations lack merit, and will contest them vigorously. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(5)(F) which is incorporated herein by reference.

(d)	U.S. Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Offeror’s acquisition of the Common Shares in the Offer.

Under the HSR Act, the purchase of Common Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. CKx must file a Pre-Merger Notification and Report Form within ten calendar days after Parent files its Pre-Merger Notification and Report Form. Parent expects to file a Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Shares in the Offer on or about May 18, 2011, and, if so filed, the required waiting period will expire at 11:59 p.m., New York City time, on or about June 2, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time. It is possible that Parent and CKx may each be required to make subsequent HSR Act filings for shares not acquired pursuant to the Offer prior to the initial Expiration Date. In that event, there would be additional waiting periods, as applicable under the HSR Act.

At any time before or after Parent’s acquisition of Common Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer, or seeking the divestiture of Common Shares acquired by Parent or the divestiture of substantial assets of CKx or its subsidiaries or Parent or its subsidiaries. At any time before or after Parent’s acquisition of Common Shares pursuant to the Offer, and notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could enjoin the purchase of Common Shares pursuant to the Offer or seek structural or conduct relief.

(e)	Top-Up Option.

Subject to the terms of the Merger Agreement, CKx has granted to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from CKx an aggregate number of newly-issued Common Shares equal to the lowest number of Common Shares that, when added to the number of Common Shares owned by Parent or Merger Sub, together with the number of Sillerman Shares (if any) held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, at the time of such exercise, shall constitute one share more than 90% of the total Common Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares). The summary of the Top-Up Option in Section I. 17 (The Merger and Certain Other Agreements) of the Offer to Purchase is incorporated herein by reference.

(f)	Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary. If Parent, Offeror, Merger Sub and any other direct or indirect subsidiary of Parent acquire at least 90% of each of the outstanding Common Shares, the outstanding Series B Preferred Shares and the outstanding Series C Preferred Share, Parent, Merger Sub and CKx shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained without a meeting of the Stockholders in accordance with Section 253 of the DGCL.

(g)	Approval of Stockholders.

If approval of Stockholders is required under applicable law in order to complete the Merger (i.e., in the event that Parent, Offeror, Merger Sub and any other direct or indirect subsidiary of Parent do not collectively own at least 90% of the outstanding Common Shares and are unable to complete a short-form merger pursuant to Section 253 of the DGCL), the Merger Agreement must be approved by (i) the holders of at least a majority vote of the Common Shares and the Preferred Shares, voting as a single class, and (ii) the holder of the Preferred Shares. CKx will, as promptly as practicable after the consummation of the Offer, duly set a record date for an action by written consent of the Stockholders to adopt the Merger Agreement and consummate the actions approved in such stockholder consent. If the Merger Agreement cannot be approved by a written consent of Stockholders without a meeting, CKx will as promptly as practicable following the consummation of the Offer (or, if requested by Parent, following termination of the Offer), and after the related Proxy Statement is cleared by the SEC for mailing to Stockholders, establish a record date for, duly call and give notice of a special meeting of its Stockholders.

(h)	Projected Financial Information.

CKx’s senior management does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, CKx provided certain financial forecasts prepared by senior management to Apollo Management, Parent and Merger Sub as described in this Item 8(h). CKx also provided financial forecasts to the Board and Gleacher & Company in connection with their consideration of the Offer and the Merger as described in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors.” We have also included the material projections described above in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors.” We have included the material projections, which were dated as of May 9, 2011 and utilized by Apollo Management, Parent and Merger Sub in this Item 8(h) to provide our Stockholders access to this information. The inclusion of the financial information in this Item 8(h) and Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors” should not be regarded as an indication that Apollo Management, Parent, Merger Sub, the Board, Gleacher & Company, or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to CKx’s business. Many of these matters are beyond CKx’s control and the continuing uncertainty surrounding general economic conditions and in the entertainment and content management industries creates significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections described in this Item 8(h) were prepared solely for internal use and for the use of Apollo Management, Parent and their respective advisors, and the financial projections described above in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors,” in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by CKx’s management. Neither CKx’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections in this Item 8(h) do not take into account any circumstances or events occurring after May 9, 2011, the date they were prepared.

CKx has made publicly available its actual results of operations for the quarter ended March 31, 2011. You should review CKx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed on May 10, 2011 to obtain this information. See “Where You Can Find More Information.” Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any Stockholder regarding the information included in these projections.

The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, CKx undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

(Estimated)	2011	2012	2013	2014	2015
	(In millions)

Revenue	$239.9	$271.1	$274.7	$283.4	$293.1
Expenses	(174.5)	(183.5)	(185.0)	(191.1)	(197.5)
EBITDA	68.0	88.3	90.5	93.1	96.4

(i)	Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent after the Acceptance Time, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Stockholders as described in the Information Statement, and is incorporated herein by reference.

(j)	Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of CKx, please see the following documents that have been filed by CKx with the SEC, each of which is incorporated herein by reference:

•	CKx’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended by CKx’s Annual Report on Form 10-K/A filed with the SEC on May 2, 2011;

•	CKx’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the SEC on May 9, 2011; and

•	CKx’s Current Reports on Form 8-K filed with the SEC on April 4, 2011 and May 11, 2011.

(k)	Forward-Looking Statements.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about CKx’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. CKx’s actual future results may differ materially from those set forth in our forward-looking statements. CKx’s ability to achieve our objectives could be adversely affected by the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 3, 2011, as amended by CKx’s Annual Report on Form 10-K/A filed with the SEC on May 2, 2011, as well as, among others: (1) macroeconomic conditions and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.

ITEM 9.  EXHIBITS.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated May 17, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex A attached to this Schedule 14D-9).*
(a)(2)(A)	Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Parent and the Sillerman Stockholders (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(2)(B)	Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., and Laura Sillerman (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(2)(C)	Letter Agreement, dated as of May 10, 2011, between The Promenade Trust and Parent (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(2)(D)	Letter from the Chairman of the Board to the Stockholders of CKx, Inc. dated May 17, 2011.

Exhibit
No.	Description

(a)(2)(E)	Opinion of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Annex B attached to this Schedule 14D-9).*
(a)(2)(F)	Presentation of Gleacher & Company Securities, Inc., dated May 9, 2011.†
(a)(5)(A)	Press Release, dated May 10, 2011 (incorporated by reference to the press release under cover of Schedule 14D-9 filed by CKx, Inc. on May 11, 2011).
(a)(5)(B)	Press Release, dated May 17, 2011 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed by CKx on May 17, 2011).
(a)(5)(C)	General Corporation Law of the State of Delaware Section 262 (incorporated by reference to Annex C attached to this Schedule 14D-9).*
(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Vanwhy v. CKx, Inc., et al.
(a)(5)(E)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Nierenberg v. CKx, Inc., et al. (Civil Action No. 5545-CC).
(a)(5)(F)	Complaint filed in the Supreme Court of the State of New York County of New York, captioned Leone v. Edwin M. Banks, et al. (Index No. 650538/2010).
(e)(1)	Agreement and Plan of Merger, dated as of May 10, 2011, among CKx, Inc., Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(2)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, among CKx, Inc., Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(3)	Equity Commitment Letter by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to Colonel Holdings, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit (d)(6) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(e)(4)	Amended and Restated Debt Commitment Letter by and among Goldman Sachs Bank USA, Colonel Holdings, Inc. and Colonel Merger Sub, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit (b) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(e)(5)	Limited Guarantee by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. in favor of CKx, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(6)	Amendment No. 2, dated as of May 10, 2011, to the Rights Agreement, dated as of June 24, 2010, as amended, between CKx, Inc. and Mellon Investor Services LLC, as rights agent (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(7)	Amendment, effective as of May 10, 2011 to the Amended and Restated Bylaws of CKx (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(8)(A)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Michael G. Ferrel (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by CKx, Inc. on May 17, 2011).
(e)(8)(B)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Thomas P. Benson (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by CKx on May 17, 2011).

Exhibit
No.	Description

(e)(8)(C)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Howard J. Tytel (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by CKx on May 17, 2011).
(g)	Not applicable.

*	Included with the statement mailed to the Stockholders.

†	Certain portions of this document have been omitted pursuant to a confidential treatment request.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKX, INC.

By:	/s/ Howard J. Tytel
Name:  Howard J. Tytel

Title:	Senior Executive Vice President, Director of Legal and Governmental Affairs

Dated: May 17, 2011

Annex A
Information Statement

CKX, INC.
650 Madison Avenue
New York, New York 10022

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about May 17, 2011, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Common Shares”), of CKx, Inc., a Delaware corporation (the “Company” or “CKx” or “we” or “us” or “our”). You are receiving this Information Statement in connection with the possible election of persons designated by Colonel Holdings, Inc., a Delaware corporation (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Board”).

On May 10, 2011, the Company, Parent and Colonel Merger Sub Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger, as amended on May 17, 2011 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub is required to commence a tender offer (the “Offer”) to purchase all outstanding Common Shares for $5.50 per Share, net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) of Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”) and the direct parent of Merger Sub and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which have been mailed to the stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 17, 2011.

The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Common Share (other than Common Shares owned, (i) directly or indirectly, by Parent, Offeror or the Company or (ii) by any stockholder of CKx who is entitled to and properly exercises appraisal rights under the Delaware General Corporation Law) will be converted into the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on May 11, 2011, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on May 17, 2011, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Merger Agreement, Offeror commenced the Offer on May 17, 2011. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 14, 2011, unless extended.

The information contained in this Information Statement concerning Parent, Offeror, Merger Sub and their director designees has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

All Common Shares, shares of Series B Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Shares”), and shares of Series C Convertible Preferred Stock, par value $0.01 per share (“Series C Preferred Share”) are entitled to vote together as a single class at a meeting of the stockholders of the Company. Each Share, Series B Preferred Share and Series C Preferred Share has one vote. In addition, certain actions, including any mergers, require affirmative vote of The Promenade Trust, as the holder of the outstanding Series B Preferred Shares and the Series C Preferred Share. The following table sets forth per class, the number of authorized shares and the number of shares as of the close of business on May 13, 2011.

Class of Security	Authorized Shares	Shares Outstanding

Common Stock	200,000,000		92,613,473
Preferred Stock	75,000,000	Series B	1,491,817
		Series C	1

DIRECTORS DESIGNATED BY PARENT OR MERGER SUB

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Offeror for, any Common Shares pursuant to the Offer, and subject to applicable law, Parent will be entitled to designate such number of members of the Board, as rounded up to the next whole number, as is equal the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Common Shares purchased in the Offer plus the number of Common Shares held by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (collectively, the “Sillerman Stockholders” and the Common Shares owned by the Sillerman Stockholders, the “Sillerman Shares”) and held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Parent and the Sillerman Stockholders bears to the total number of Common Shares outstanding, provided, that Parent will be entitled to designate at least a majority of the members of the Board for as long as Parent, its affiliates and the Sillerman Stockholders beneficially own a majority of the Common Shares. The Company will also, subject to applicable law, cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

Following the election or appointment of Parent’s designees and until the Merger is consummated, the Company will be required to maintain at least two current independent members of the Board. The Merger Agreement also sets forth procedures for appointing replacements to fill vacancies among these independent directors. The approval of a majority of these independent directors (or in the case where there are two or fewer independent directors, the concurrence of one independent director) will be required to authorize any amendment or termination of the Merger Agreement by the Company requiring action by the Board, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or waiver of any of the Company’s rights thereunder.

Parent’s Designees

Parent has informed the Company that promptly following its payment for Common Shares pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Merger Sub, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of Parent to the Board have held the office and principal occupation identified below for not less than five years.

		Present Principal Occupation or Employment and
Name	Age	Employment History

Robert Falk	72	Partner of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC, Director of Parallel Petroleum LLC and Director of Quality Distribution, Inc.
		Mr. Falk joined Apollo Management in 1992.
Darren Glatt	35
Principal of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC, Director of Charter Communications, Inc., Director of Principal Maritime Management and Director of Veritable Maritime Holdings LLC.

Prior to joining Apollo Management in 2006, Mr. Glatt worked at Apax Partners.

Stan Parker	35
Partner of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC, Director of Affinion Group, Inc., Director of AMC Entertainment, Inc., Director of CEVA, Director of Charter Communications, Inc. and Director of Momentive Performance Materials Holdings LLC.

Mr. Parker previously served as Director of Momentive Performance Materials Holdings, Inc. (September 2006 – October 2010), Director of Quality Distribution, Inc. (May 2008 – November 2009) and Director of United Agri Products, Inc. (April 2004 – June 2007).

Mr. Parker joined Apollo Management in 2000.

		Present Principal Occupation or Employment and
Name	Age	Employment History

Lee Solomon	39
Senior Advisor with Apollo Investment Consulting, LLC.

Mr. Solomon previously served as Chief Operating Officer of Weistein Company, LLC (February 2008 – October 2009) and Principal of Grosvenor Park Media (January 2005 – January 2008).

Mr. Solomon joined Apollo Investment Consulting in 2009.

Aaron Stone	38
Partner of Apollo Management, L.P., an affiliate of Apollo Global Management, LLC, Director of AMC Entertainment, Inc., Director of Connections Academy, LLC, Director of Hughes Communications, Member of Hughes Network Systems, Director of Hughes Telematics, Director of Parallel Petroleum LLC and Director of The Civilians.

Mr. Stone previously served as Director of Educate, Inc. (April 2004 – June 2007), Director of Intelstat Holdings, Ltd. (January 2005 – February 2008), Director of SkyTerra Communications (2005 – November 2008) and Director of Mobile Satellite Ventures, L.P. (June 2005 – November 2008).

Mr. Stone joined Apollo Management in 1997.

Based on the present principal employment and employment history of the designee directors listed above, which includes broad experience in alternative asset management, capital investing and the commercial utilization of entertainment content, Parent believes each of the designee directors is qualified to serve on the Board.

Parent has advised the Company that, to the best of its knowledge, none of Parent’s designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Offeror of Common Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, on June 14, 2011, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

The Board currently consists of eight directors: Michael G. Ferrel (Chairman), Howard J. Tytel, Edwin M. Banks, Bryan E. Bloom, Jack M. Langer, Jacques D. Kerrest, Kathleen Dore and Priscilla Presley. Edward Bleier, Jerry L. Cohen and Carl D. Harnick, each of who had served as a director of the Company since February 2005, did not seek re-nomination or re-election to the Board at the 2010 annual meeting of stockholders.

Set forth below are the names of the current directors, their ages as of May 17, 2011, and their existing positions.

Name	Age	Position

Michael G. Ferrel	61	Chief Executive Officer, Chairman of the Board
Howard J. Tytel	64	Senior Executive Vice President, Director of Legal Governmental Affairs, Director
Edwin M. Banks	48	Director
Bryan E. Bloom	52	Director
Jack Langer	61	Director
Jacques D. Kerrest	64	Director
Kathleen Dore	60	Director
Priscilla Presley	65	Director

Biographical information relating to each of the director nominees is set forth below:

Michael G. Ferrel was appointed Chief Executive Officer and a member of the Board effective May 6, 2010. Mr. Ferrel currently serves as the Chairman of the Board. From December 2008 until his appointment in May 2010, Mr. Ferrel served as a consultant to the Company. From May 2005 until December 2008, Mr. Ferrel served as President, a director and a Member of the Office of the Chairman of the Company. Prior to that, Mr. Ferrel was President and Chief Executive Officer of FXM, Inc. since August 2000. Mr. Ferrel served as President, Chief Executive Officer, Member of the Office of the Chairman and a director of SFX Entertainment from December 1997 through August 2000.

We believe Mr. Ferrel’s qualifications to sit on the Board include, among other things, his history with CKx and management, his years of executive leadership and his experience in the entertainment and media industry.

Howard J. Tytel was appointed Senior Executive Vice President, Director of Legal and Governmental Affairs, director and Member of the Office of the Chairman effective February 7, 2005. Mr. Tytel does not currently serve as a Member of the Office of the Chairman because the position no longer exists. Prior to joining us, since August 2000, Mr. Tytel was Executive Vice President and Director of Legal and Governmental Affairs of FXM, Inc. Mr. Tytel served as Executive Vice President, General Counsel, Secretary, a Member of the Office of the Chairman and a director of SFX Entertainment from December 1997 through August 2000.

We believe Mr. Tytel’s qualifications to sit on the Board include, among other things, his history with CKx and management, his legal expertise and his industry and prior board experience with six other public companies.

Edwin M. Banks was appointed to the Board on February 8, 2005. Mr. Banks is the founder of Washington Corner Capital Management, LLC, an investment management company. Mr. Banks served as the Chief Investment Officer of WRH Partners, a private investment firm, and as a Senior Portfolio Manager for W. R. Huff Asset Management Co., L.L.C., an investment management firm (“Huff Asset Management”), from June 1988 through October 2006. Mr. Banks is currently a director of CVS Caremark, Inc. and a member of its Audit Committee and Nominating and Governance Committee. From May 2003 to June 2009, Mr. Banks served as a director of Virgin Media, where he served as the chairman of the compensation committee, chairman of the audit committee and served on the executive committee. Mr. Banks participated in the management of over $10 billion in media and communications investments and has extensive experience in capital markets transactions. Mr. Banks is also a Chartered Financial Analyst.

We believe Mr. Banks’ qualifications to sit on the Board include, among other things, his extensive board experience on both public and private boards in the media and communications industry, the healthcare industry, the food industry and the energy industry. Mr. Banks has participated in the management of over $10 billion in media and communications investments and has extensive experience in capital markets transactions. Mr. Banks is also a Chartered Financial Analyst.

Bryan E. Bloom was appointed to the Board on December 18, 2009. Mr. Bloom has been employed by Huff Asset Management and its affiliates for the past sixteen years. Prior to being employed by Huff, he was a tax partner at the law firm of Shanley & Fisher, P.C. Mr. Bloom is a Trustee of the Adelphia Recovery Trust, and serves on numerous private boards. From March 2008 to April 2010, Mr. Bloom served on the board of directors of FX Real Estate and Entertainment, Inc. (currently known as Circle Entertainment, Inc.) as a representative of an affiliate of Huff Asset Management. Also at the request of an affiliate of Huff Asset Management, he had been an observer to the Board for the three years prior to being appointed a director. He has been an adjunct professor at the graduate tax program at the Fairleigh Dickenson University and authored and lectured for the American Institute of Certified Public Accountants.

We believe Mr. Bloom’s qualifications to sit on the Board include, among other things, his prior board experience and expertise in financial matters.

Jack Langer was appointed to the Board on February 7, 2005. Mr. Langer is a private investor. From April 1997 to December 2002, Mr. Langer was Managing Director and the Global Co-Head of the Media Group at Lehman Brothers Inc. From 1995 to 1997, Mr. Langer was the Managing Director and Head of Media Group at Bankers Trust & Company. From 1990 to 1994, Mr. Langer was Managing Director and Head of Media Group at Kidder Peabody & Company, Inc. Mr. Langer also serves on the board of directors of SBA Communications Corp. and Atlantic Broadband Group.

We believe Mr. Langer’s qualifications to sit on the Board include, among other things, his experience as the head of the media groups at major investment banks, his prior board experience and his expertise in financial matters.

Jacques D. Kerrest was appointed to the Board on October 25, 2010. From August 2008 until the sale of the company in December 2010, Mr. Kerrest served as Chief Financial Officer and Chief Operating Officer of Actividentity Corp. (NASDAQ: ACTI), a software company. From September 2004 until March 2008, Mr. Kerrest served as the Chief Financial Officer of Virgin Media, Inc., a communications company. From June 2003 to August 2004, Mr. Kerrest was the Managing Director and Chief Financial Officer of Equant, N.V., a global enterprise communications infrastructure company. From August 1997 to May 2003, Mr. Kerrest was the Senior Vice President and Chief Financial Officer of Harte-Hanks, Inc., a worldwide direct and targeted marketing company. From August 1995 to July 1997, Mr. Kerrest served as the Chief Financial Officer of Chancellor Broadcasting Company, a radio broadcasting company. From 1993 to July 1995, Mr. Kerrest was the Chief Financial Officer of Positive Communications, Inc., a private telecommunications company.

We believe Mr. Kerrest’s qualifications to sit on the Board include, among other things, his years of executive leadership in the media industry, his expertise in business, corporate strategy and financial matters and his prior board and audit committee experience.

Kathleen Dore was appointed to the Board on December 14, 2010. Since December 2008, Ms. Dore has served as Senior Advisor to Proteus International, Inc., a management consulting firm specializing in organizational vision, strategy and leadership, headquartered at 278 Route 299, Highland, New York 12528. From 2004 to December 2008, Ms. Dore served as President, Broadcasting at Canwest Media, Inc. (“Canwest”), one of Canada’s premier media companies, where she was responsible for the company’s Canadian broadcast assets, including Global Television, a national broadcasting network, E!, a second television network, and twenty cable networks. After Ms. Dore left Canwest in 2008, Canwest filed for and obtained an order from the Ontario Superior Court of Justice (Commercial List), granting creditor protection under the Companies’ Creditors Arrangement Act (Canada) in October, 2009. In addition, Canwest also filed for protection under Chapter 15 of the United States Bankruptcy Code in October, 2009. From 1982 to 2004, she served in various capacities, including President, Entertainment Services, at Cablevision Systems Corporation, Rainbow Media Division, where she was responsible for cable networks AMC (American Movie Classics), IFC (Independent Film Channel), WE (Women’s Entertainment) and Bravo. Ms. Dore served on the board of directors of Blockbuster, Inc. from June 2010 to April 2011. In addition, Ms. Dore currently serves on the board of the University of Iowa Foundation and the Advisory Board of the Tippie College of Business at the University of Iowa, as well as the boards of the Women’s Forum of New York, and the Union Square Partnership.

We believe Ms. Dore’s qualifications to sit on the Board include, among other things, her extensive industry experience and expertise in creation and exploitation of media content and intellectual property rights, her network of valuable contacts in the entertainment industry as a result of her three decades of executive management experience at various media companies, her years of executive leadership and her expertise in business and corporate strategy.

Priscilla Presley was appointed to the Board by the holder of the Series C Preferred Shares on February 8, 2005. Ms. Presley served as a director of Metro-Goldwyn-Mayer Inc. from November 2000 to August 2006 when it was sold. In 1981, Ms. Presley founded Elvis Presley Enterprises and served as chairperson until 1998. In 2006, Ms. Presley launched “The Priscilla Presley Collection.”

Series C Director

In addition to its right to vote in the general election of members to the Board, The Promenade Trust, the holder of the Series C Preferred Share, is entitled to elect one member to the Board (the “Series C Director”). Ms. Priscilla Presley currently serves on the Board as the Series C Director. Ms. Presley has been deemed not to be an independent director. Holders of our common stock are not entitled to vote in the election of the Series C Director.

Director and Director Nominee Independence

In determining the independence of our directors and director nominee, the Board considered transactions, relationships and arrangements between each director and director nominee, or any member of his or her immediate family, and the Company and its subsidiaries and affiliates. The Board has determined that Messrs. Banks, Bloom, Langer and Kerrest and Ms. Dore are independent within the meaning of the rules and regulations of The NASDAQ Stock Market® (“NASDAQ”).

Board of Directors; Committees

The Board conducts its business through meetings of the Board, actions taken by written consent in lieu of meetings and by the actions of its committees. During 2010, the Board held six meetings and acted by unanimous written consent nine times. Every director attended at least 75% of the meetings of the Board, either in person or telephonically and every member of each Board committee attended at least 75% of the meetings of their respective committees. In addition, our independent directors met in executive session each quarter in 2010.

The Board currently has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The following chart sets forth the current membership of each Board committee and the number of meetings held during 2010. The Board reviews and determines the membership of the committees at least annually.

		Number of
Committee	Position	Meetings

Audit Committee	Jacques D. Kerrest (Chairman) Bryan Bloom Jack Langer Edwin M. Banks	9
Nominating and Corporate Governance Committee	Jack Langer (Chairman) Bryan E. Bloom Kathleen Dore	3
Compensation Committee	Edwin M. Banks (Chairman) Jacques D. Kerrest Kathleen Dore	7

Our Board has determined that the following directors are independent within the meaning of the rules and regulations of The NASDAQ Stock Market ®: Edwin M. Banks; Bryan Bloom; Kathleen Dore; Jacques D. Kerrest and Jack Langer.

Information about the committees, their respective roles and responsibilities and their charters is set forth below.

Audit Committee

The audit committee is currently comprised of Messrs. Kerrest (chairman), Banks, Bloom and Langer. The audit committee, among other things, assists the Board in fulfilling its responsibility to oversee management’s conduct of our financial reporting process, including the selection of our outside auditors, review of the financial reports and other financial information we provide to the public, our systems of internal accounting, financial and disclosure controls and the annual independent audit of our financial statements.

All members of the audit committee are independent within the meaning of the rules and regulations of the SEC and NASDAQ and our Corporate Governance Guidelines. In addition, the Board has determined that Mr. Kerrest is qualified as an audit committee financial expert under the regulations of the SEC and has the accounting and related financial management expertise required by NASDAQ. The audit committee’s charter can be found on our corporate website at www.ckx.com. A copy of our audit committee charter is also available, free of charge, upon request directed to: CKx, Inc., 650 Madison Avenue, New York, New York 10022, Attention: Corporate Secretary.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is currently comprised of Messrs. Langer (chairman) and Bloom and Ms. Dore. The nominating and corporate governance committee is responsible for recommending qualified candidates to the Board for election as directors of our Company, including the slate of directors proposed by the Board for election by stockholders at our annual meetings of stockholders. The nominating and corporate governance committee also advises and makes recommendations to the Board on all matters concerning directorship practices and recommendations concerning the functions and duties of the committees of the Board. To assist in formulating such recommendations, the nominating and corporate governance committee utilizes feedback that it receives from the Board’s annual self-evaluation process, which it oversees and which includes a committee and director self-evaluation component. The nominating and corporate governance committee developed and recommended to the Board Corporate Governance Guidelines and will review, on a regular basis, the overall corporate governance of our Company.

All members of the nominating and corporate governance committee are independent within the meaning of the rules and regulations of NASDAQ and our Corporate Governance Guidelines. The nominating and corporate governance committee’s charter can be found on our corporate website at www.ckx.com. A copy of our nominating and corporate governance committee charter is also available, free of charge, upon request directed to: CKX, Inc., 650 Madison Avenue, New York, New York 10022, Attention: Corporate Secretary.

Compensation Committee

The compensation committee is currently comprised of Messrs. Banks (Chairman) and Kerrest and Ms. Dore. The compensation committee has responsibility for overseeing all aspects of the compensation program for the Chief Executive Officer and our other executive officers who report to the Chief Executive Officer. In addition, the compensation committee reviews and approves the annual compensation packages, including incentive compensation programs, for the members of senior management of each of our subsidiaries and divisions. The compensation committee also administers our long-term incentive compensation plans, including the CKX, Inc. 2005 Omnibus Long-Term Incentive Compensation Plan and the CKX, Inc. 2011 Omnibus Long-Term Incentive Compensation Plan, and reviews and makes recommendations to our full Board (or approves) all awards of shares or share options pursuant to our equity-based plans.

All members of the compensation committee have been deemed by the Board to be independent within the meaning of the rules and regulations of the SEC and NASDAQ, our Corporate Governance Guidelines, and Internal Revenue Code section 162(m). The compensation committee’s charter can be found on our corporate website at www.ckx.com. A copy of our compensation committee charter is also available, free of charge, upon request directed to: CKX, Inc., 650 Madison Avenue, New York, New York 10022, Attention: Corporate Secretary.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics, which is applicable to all of our employees and directors, including our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Director of Legal and Governmental Affairs. We also maintain a separate Code of Ethics for Senior Financial Management which applies to our Chief Executive Officer, Chief Financial Officer and other officers in our finance department. The Code of Business Conduct and Ethics was filed with the SEC as an exhibit to our Current Report on Form 8-K, filed on February 8, 2005, and can also be found on our website at www.ckx.com. A copy of our Code of Business Conduct and Ethics is also available, free of charge, upon request directed to: CKX, Inc., 650 Madison Avenue, New York, New York 10022, Attention: Corporate Secretary.

Corporate Governance Guidelines

We have Corporate Governance Guidelines which provide, among other things, that a majority of the Board must meet the criteria for independence required by The NASDAQ Stock Market ® and that we shall at all times have an audit committee, compensation committee and nominating and corporate governance committee, which committees will be made up entirely of independent directors. The Corporate Governance Guidelines also outline director responsibilities, provide that the Board shall have full and free access to officers and employees of the Company and require the Board to conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Guidelines can be found on our website at www.ckx.com. A copy of our Corporate Governance Guidelines is also available, free of charge, upon request directed to: CKX, Inc., 650 Madison Avenue, New York, New York 10022, Attention: Corporate Secretary.

Stockholder Recommendations and Nominations

We do not currently have a formal policy with respect to the consideration of candidates for director recommended by stockholders. In connection with the 2010 annual meeting we did not receive any stockholder recommendations or stockholder nominations. Prior to our 2011 annual meeting of stockholders, our nominating and corporate governance committee will consider adopting a formal policy with respect to the consideration of candidates for director recommended by stockholders. If the Merger and the other transactions contemplated by the Merger Agreement are successfully consummated, no annual meeting of stockholders will be held in 2011.

Communications by Stockholders with Directors

We encourage stockholder communications to the Board and/or individual directors. Stockholders who wish to communicate with the Board or an individual director should send their communications to: CKX, Inc., 650 Madison Avenue, New York, New York 10022, Attention: Corporate Secretary. Communications regarding financial or accounting policies should be sent to the attention of the chairman of the audit committee. Our corporate secretary will maintain a log of such communications and will transmit as soon as practicable such communications to the chairman of the audit committee or to the identified individual director(s), although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently, as determined by our corporate secretary.

EXECUTIVE OFFICERS

The following table sets forth the name, age as of May 17, 2011, and position of each of our current executive officers:

Name	Age	Position

Michael G. Ferrel	62	Chief Executive Officer, Chairman of the Board
Howard J. Tytel	64	Senior Executive Vice President, Director of Legal Governmental Affairs, Director
Thomas P. Benson	48	Executive Vice President, Chief Financial Officer, Treasurer
Kraig G. Fox	42	Executive Vice President, Chief Operating Officer

Michael G. Ferrel. Please see biography above under “Board of Directors.”

Howard J. Tytel. Please see biography above under “Board of Directors.”

Thomas P. Benson was appointed Executive Vice President, Chief Financial Officer and Treasurer effective February 7, 2005. Mr. Benson has served as Chief Financial Officer and a director of FX Real Estate and Entertainment Inc. (currently known as Circle Entertainment, Inc.) from January 2008 until February 2009 and January 2009, respectively. Mr. Benson served as Executive Vice President and Chief Financial Officer of MJX Asset Management from November 2003 through April 2010. Mr. Benson was Chief Financial Officer at FXM, Inc. from August 2000 until February 2005. Mr. Benson served as a Senior Vice President and Chief Financial Officer of SFX Entertainment from March 1999 to August 2000, and as the Vice President, Chief Financial Officer and a director of SFX Entertainment from December 1997.

Kraig G. Fox was appointed Chief Operating Officer on September 30, 2010. Mr. Fox has served as Chief Corporate Development Officer, Executive Vice President and Secretary of the Company since February 7, 2005. Prior to that, Mr. Fox was Senior Vice President at FXM, Inc. since August 2000. Mr. Fox served as Senior Vice President of MJX Asset Management from 2003 until 2009. Mr. Fox was a Vice President at SFX Entertainment from December 1998 through August 2000.

We have entered into employment agreements with all of our executive officers, as described elsewhere in the information statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers and persons who own more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and changes in ownership of our common stock. Such individuals are also required to furnish us with copies of all such ownership reports they file.

Based solely on information furnished to us and contained in reports filed with the SEC, as well as any written representations that no other reports were required, we believe that during 2010, all SEC filings of our directors and executive officers and persons who own more than 10% of its outstanding common stock were timely filed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information regarding the number of Common Shares beneficially owned on May 13, 2011 by:

•	each person who is known by us to beneficially own 5% or more of our outstanding Common Shares,

•	each of our directors, director nominees and named executive officers as set forth in “Executive Compensation and Related Information,” and

•	all of our directors and executive officers, as a group.

Such information (other than with respect to our directors and executive officers) is based on a review of statements filed with the SEC pursuant to Sections 13(d), 13(f) and 13(g) of the Exchange Act, with respect to our common stock.

A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the exercise of options and warrants or the conversion of convertible securities. Accordingly, common stock issuable upon exercise of options and warrants that are currently exercisable or exercisable within 60 days of May 13, 2011, have been included in the table with respect to the beneficial ownership of the person or entity owning the options and warrants, but not with respect to any other persons or entities.

Applicable percentage of ownership for each holder is based on 92,613,473 shares of our common stock outstanding on May 13, 2011, plus any presently exercisable stock options and warrants held by each such holder, and options and warrants held by each such holder that will become exercisable or convertible within 60 days after such date. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Except as otherwise set forth below, the address of each of the persons listed below is c/o CKx, Inc., 650 Madison Avenue, New York, New York 10022.

	Number of Shares
	of Common Stock		Percentage of
Name of Beneficial Owner	Beneficially Owned		Class

Beneficial Owners of 5% or More
Robert F.X. Sillerman	19,783,311	(1)	21.4%
The Huff Alternative Fund, L.P.	13,946,612	(2)	15.1%
BlackRock, Inc.	12,565,298	(3)	13.6%
Capital Research Global Investors	6,579,685	(4)	7.1%
Directors, Director Nominees and Named Executive Officers:
Michael G. Ferrel	112,722		*
Howard J. Tytel	2,615,494	(5)	2.8%
Thomas P. Benson	1,415,780	(6)	1.5%
Kraig G. Fox	204,100	(7)	*
Edwin M. Banks	29,223	(8)	*
Bryan Bloom	11,187	(8)	*
Kathleen Dore	3,038	(8)	*
Jacques D. Kerrest	54,449	(9)	*
Jack Langer	88,846	(10)	*
Priscilla Presley	6,000		*
All current directors and executive officers as a group (10 individuals)	4,540,839		4.9%

*	Represents less than 1%.

(1)	Based on both internal information and information contained in a Schedule 13D/A filed with the SEC on August 8, 2010. Includes (i) 15,626,919 shares of common stock owned of record by Mr. Sillerman which shares have been pledged, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Mr. Sillerman, (ii) 1,000,000 shares of common stock owned of record by Laura Sillerman and (iii) 2,556,392 shares of common stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants. In addition, this also includes 600,000 shares of common stock subject to vested stock options.

(2)	Based on both internal information and information contained in a Schedule 13D/A filed with the SEC on April 3, 2007. Includes shares of common stock owned of record by an affiliated limited partnership of The Huff Alternative Fund, L.P. William R. Huff possesses the sole power to vote and dispose of all securities of CKx held by these two Huff entities, subject to certain internal compliance procedures.

(3)	Based solely on information contained in a Schedule 13G/A filed with the SEC on January 10, 2011, by BlackRock, Inc. (“BlackRock”), an investment advisor registered under the Investment Advisers Act of 1940. BlackRock is deemed to be the beneficial owner of 12,565,298 shares of common stock as a result of BlackRock acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(4)	Based solely on information contained in a Schedule 13G/A filed with the SEC on February 9, 2011, by Capital Research Global Investors, a division of Capital Research and Management Company (“CRMC”), an investment adviser registered under the Investment Advisers Act of 1940. Capital Research Global Investors is deemed to be the beneficial owner of 6,579,685 shares of common stock as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(5)	Includes: (i) 2,126,232 shares of common stock owned of record by Mr. Tytel and Sandra Tytel, Mr. Tytel’s spouse, as tenants in common with rights of survivorship, (ii) 419,262 shares of common stock owned by the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel, (iii) 5,000 shares of common stock owned by the Tytel Family Foundation and (iv) 65,000 shares of common stock underlying presently exercisable stock options owned by Mr. Tytel.

(6)	Includes: (i) 1,350,780 shares of common stock owned of record by Mr. Benson and (ii) 65,000 shares of common stock underlying presently exercisable stock options owned by Mr. Benson.

(7)	Includes: (i) 150,000 shares of common stock owned of record by Mr. Fox and Allison Fox, Mr. Fox’s spouse, as joint tenants with rights of survivorship; (ii) 5,000 shares of restricted common stock issued to Mr. Fox pursuant to our 2005 Omnibus Long-Term Incentive Compensation Plan; and (iii) 49,100 shares of common stock underlying presently exercisable stock options owned by Mr. Fox.

(8)	Issued pursuant to our 2005 Omnibus Long-Term Incentive Compensation Plan.

(9)	Includes: (i) 4,449 shares of restricted common stock issued pursuant to our 2005 Omnibus Long-Term Incentive Compensation Plan; and (ii) 50,000 shares of common stock owned by Mr. Kerrest and Sandra Kerrest, Mr. Kerrest’s spouse, as trustees for Jacques & Sandra Kerrest Revocable Trust U/A dated 05/09/95 and purchased on the open market.

(10)	Includes: (i) 38,846 shares of restricted common stock issued pursuant to our 2005 Omnibus Long-Term Incentive Compensation Plan; and (ii) 50,000 shares of restricted common stock granted in June 2005 in consideration for services provided in connection with the completion of our public offering that went beyond the normal requirements of serving as a director or on a committee of the Board, as well as for Mr. Langer’s commitment to continue to serve as a financial expert on the Board and chairman of the nominating and corporate governance committee for a period of five years. One half of the shares received by Mr. Langer were subject to restrictions which lapsed ratably over five years, beginning on the first anniversary of the date of the grant, and the remaining shares were subject to forfeiture, on a pro rata basis, in the event Mr. Langer voluntarily resigned his position prior to the expiration of the five-year term. Of the 50,000 shares granted in June 2005, none remain subject to restrictions or forfeiture.

The Promenade Trust holds all of our outstanding Series B Preferred Shares and our Series C Preferred Shares. As of May 13, 2011, there were 1,491,817 shares of Series B Preferred Shares outstanding and one Series C Preferred Share outstanding and entitled to vote at the annual meeting. Each Series B Preferred Share and Series C Preferred Share is entitled to vote on an as converted basis, with each share entitled to one vote.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Compensation Discussion and Analysis

Overview of Compensation Program

Our philosophy on senior executive compensation is to ensure that all elements of our compensation program work together to attract, motivate and retain the executive, managerial and professional talent needed to achieve our strategy, goals and objectives. The compensation committee and the Company are also committed to the principles inherent in paying for performance and structure the compensation program to deliver rewards for exemplary performance and to withhold rewards and impose other consequences in the absence of such performance.

The specific objectives of the compensation program are to:

•	offer a total compensation program that is competitive with the compensation offered by the companies with which we compete for executive talent;

•	provide incentives to achieve financial goals and objectives, both in terms of financial performance and stockholder return;

•	provide opportunities for reward that foster executive retention; and

•	ensure that the interests of our executives are aligned with those of our stockholders.

The key elements of our annual executive compensation are base salary, annual performance-based incentive awards and long-term incentive awards. In considering appropriate levels of annual and long-term incentive compensation, we take into account the extent to which existing incentives, including each executive’s existing stock ownership in us and the existence or lack of any vesting provisions or restrictions on resale with respect thereto, provide a sufficient degree of economic incentive to continue our success.

In 2010, we undertook a significant reorganization and realignment of our business including making significant changes to our management team. In connection with the departures of Messrs. Sillerman, Fuller and Dodds, we entered into substantial severance and/or consulting arrangements with these individuals for a variety of reasons, including to fulfill certain contractual obligations and for creative and strategic purposes. In addition, in 2010, we entered into new employment agreements with several members of management, including some whose previous agreements were expiring. As a result, the compensation committee has had the opportunity to re-evaluate several aspects of the compensation program and implement certain changes that it considers to be best practices, including the elimination in those new employment agreements of certain excise tax gross-up payments and single-trigger change-of-control payments. In addition the compensation committee has continued to implement aspects of the compensation program that it views as best practices, such as a focus on a pay-for-performance philosophy, a risk analysis of the compensation program and a mix of short- and long-term focused compensation.

Establishing the Compensation Program

To assist the compensation committee in fulfilling its responsibilities and to provide advice with respect to all matters relating to executive compensation and the compensation practices of similar companies, the compensation committee has retained an independent compensation consultant, Lyons, Benenson & Company Inc. The consultant is engaged by, and reports directly to, the compensation committee and does not perform other non-executive compensation consulting services for us. Harvey Benenson generally attends all meetings of the compensation committee on behalf of Lyons, Benenson & Company Inc.

The compensation committee’s process of reviewing the executive compensation program and setting compensation levels for our “named executive officers” or “NEOs” involves several components. During the first quarter of each year, the compensation committee reviews each NEO’s total compensation. The compensation committee members also meet regularly with the NEOs at various times during the year, formally within board meetings, which allows the compensation committee members to assess directly each

NEO’s performance. The compensation committee also solicits input from all non-employee directors as to the Chairman and Chief Executive Officer’s performance during the year. These inputs are used in considering the compensation for the Chairman and Chief Executive Officer. In addition, the Chairman and Chief Executive Officer annually presents his evaluation of each other NEO to the compensation committee, which includes a review of each officer’s contributions and performance over the past year, as well as his strengths, weaknesses and potential. The compensation committee also solicits input on the NEOs from other committees of the Board, which input is used in considering each NEO’s contribution and performance over the past year. The Chairman and Chief Executive Officer also presents compensation recommendations for each other NEO for the compensation committee’s consideration. Following the Chairman and Chief Executive Officer’s presentation and a review of data on competitive pay practices, the compensation committee makes its own assessments and formulates compensation decisions on each element of compensation for each of the NEOs.

The compensation committee makes its determinations after reviewing and analyzing the compensation of key executive officers in other communications and entertainment companies and may be guided in its decision making by the results of such analyses. The companies comprising this “peer” group for 2010 were: 4kids Entertainment, Inc.; Cablevision Systems Corporation; DreamWorks Animation SKG, Inc.; Gaiam, Inc.; Lions Gate Entertainment Corp.; Live Nation, Inc.; Marvel Entertainment, Inc.; Sirius XM Radio, Inc.; and World Wrestling Entertainment, Inc. The compensation committee used this group to consider the form and structure of compensation elements among communications and entertainment companies having some characteristics in common with us. The compensation committee believes that there are no companies that are exactly comparable to us due to the unique combination of assets that we hold. The companies comprising the peer group, however, are all entertainment-based, and in that regard the compensation committee considers these companies to be reasonably comparable to us in terms of business purpose. The compensation committee also believes that these companies are representative of the marketplace in which we compete for executive talent. The key executive compensation structures and levels reported by these companies were taken into account in determining the mix and level of compensation for each of our key executives. Other factors taken into account included the scope and impact and complexity and difficulty of each position, the specialized knowledge that each incumbent possesses that is of particular value to our company, the performance of each incumbent, and the criticality of the incumbent to the short- and long-term success of the company. Specific weights were not assigned to each factor; rather the compensation committee evaluated all of these factors in total in making its determinations on base salary levels, target and maximum bonus opportunities and long-term incentive compensation opportunities for each of our executives.

With respect to the compensation committee’s review of new employment contracts with Messrs. Tytel and Benson in 2010, the compensation committee also reviewed the incentive arrangements with staff executives at The Walt Disney Company, Time Warner and Comcast. Although all three of those companies operate in the entertainment industry, because of their size, which is significantly larger than the Company, the compensation committee does not view them as being comparable. The structure, but not the levels, of the incentive compensation arrangements at those companies as they pertained to positions comparable to Messrs. Tytel and Benson’s positions were of interest. They did not, however, play a significant role in determining the compensation levels for the positions in question.

Components of Compensation for Named Executive Officers

Base Salary

The Company believes that entering into employment agreements with its most senior executives helps ensure that our core group of managers will be available to us and our stockholders on a long-term basis. In February 2010, we entered into new employment agreements with Messrs. Tytel and Benson following the expiration of their original employment agreements and we entered into a new employment agreement with Mr. Ferrel upon his appointment as Chief Executive Officer of the Company in May 2010. In establishing the salaries for Messrs. Tytel and Benson under their new employment agreements, the compensation committee reviewed the salaries of other executives holding similar positions, with comparable experience, at the peer group companies. Mr. Ferrel’s salary under his new employment agreement was a result of negotiations between the compensation committee and Mr. Ferrel. In the new employment agreements with Messrs. Tytel and Benson, the compensation committee eliminated a provision from the original employment agreements which provided for a non-discretionary annual escalation of base salary. The employment agreement with Mr. Fox, which we entered into with Mr. Fox prior to Mr. Fox becoming an NEO and which was not initially subject to compensation committee approval, contains a provision for an annual escalation of base salary by five percent (5%).

For a detailed description of the employment agreements with the NEOs, see “Employment Agreements and Potential Payments upon Termination or Change of Control” below.

Annual Incentives

2010 Annual Incentives

In March 2010, the compensation committee adopted a 2010 annual incentive compensation plan applicable to Messrs. Sillerman, Tytel and Benson. The 2010 annual incentive compensation plan provided a target bonus for each executive and established financial performance goals for us which, if achieved at varying levels, would result in payment of an escalating percentage of such target bonus to the executive. The compensation committee selected OIBDAN-based financial targets to measure achievement because it considered OIBDAN to be an important indicator of the operational strengths and performances of our businesses and because it was our preferred measure of cash flow. OIBDAN, a non-GAAP financial metric generally employed as a measure of cash flow, is defined for the purposes of the senior executive incentive compensation plan as operating income or loss and before corporate expense, non-cash depreciation of tangible assets, non-cash amortization of intangible assets, non-cash compensation and other non-cash charges, such as charges for impairment of intangible assets and certain one-time adjustments. In May 2010, following Mr. Sillerman’s departure and in connection with Mr. Ferrel’s appointment as Chief Executive Officer, the compensation committee agreed that Mr. Ferrel would be eligible to receive bonuses under our annual incentive compensation plan but that any bonus paid to Mr. Ferrel for 2010 would be at the discretion of the compensation committee.

The 2010 annual incentive compensation plan was structured as a formulaic calculation, incorporating the OIBDAN budget goals established by management at the outset of 2010, and establishing threshold, target and maximum performance levels. The OIBDAN performance levels were established following the compensation committee’s consideration of management’s budget expectation for 2010 and other discussions that had taken place with management in which the OIBDAN expectations for 2010 had been discussed.

		Percentage of	Percentage of
	Corporate	Performance	Target Bonus
	OIBDAN(1)	Target	Fund Earned
	($ millions)	(%)	(%)

Threshold	76.50	90	50
Target	85.00	100	100
Maximum	102.00	120	200

(1)	Amounts are after accrual for bonuses due at the indicated level of performance achievement.

Between OIBDAN of $76.5 million and $85.0 million, the percent of the target bonus would increase by five percentage points for each one percentage point increment in OIBDAN between $76.5 million and $85.0 million. Between OIBDAN of $85.0 million and $102.0 million, the percent of the target bonus would also increase by five percentage points for each one percentage point increment in OIBDAN between $85.0 million and $102.0 million. The 2010 annual incentive compensation plan also established that the compensation committee would adjust performance results at year-end for the effect of non-recurring and previously unforeseen matters and events that might have affected OIBDAN.

The compensation committee determined target bonus amounts for each executive officer based on competitive data compiled on our peer group as well as additional data (annual incentive structures, not levels) drawn from the public filings pertaining to key executive compensation in the additional peer companies described above. The target amount for each executive, the total formulaic amount earned and the total bonus paid to each executive are reflected in the chart below (amounts in dollars unless otherwise indicated):

		Total Formulaic	Total Bonus
	Target	Bonus Earned	Paid
Executive Officer	Amount	Under Plan	for 2010

Michael G. Ferrel	—	—	400,000
Howard J. Tytel	450,000 (1)	—	150,000
Thomas P. Benson	350,000	—	150,000
Robert F.X. Sillerman	1,600,000	— (2)	— (2)

(1)	In establishing Mr. Ferrel’s eligibility to participate in the 2010 annual incentive compensation plan, the compensation committee determined that no target bonus would be established and that any bonus paid to Mr. Ferrel would be at the discretion of the compensation committee due to the fact that Mr. Ferrel was newly appointed as our Chief Executive Officer.

(2)	Mr. Sillerman’s employment with the Company ended on May 6, 2010.

Although no bonuses were earned pursuant to the terms of the 2010 annual incentive compensation plan, Mr. Ferrel reviewed with the Committee the accomplishments of each member of the management team during the portion of the year following the transition of the Chief Executive Officer position from Mr. Sillerman to Mr. Ferrel. Mr. Ferrel indicated that the top management team had been most effective in implementing an organizational restructuring and in reducing operating expenses. Mr. Ferrel also indicated that it would be difficult to motivate the key managers going forward if their efforts for the prior year were not recognized through the payment of bonuses. For these reasons, Mr. Ferrel requested that the Committee award the discretionary bonuses indicated above to Messrs. Tytel and Benson. The Committee concluded that Mr. Ferrel had met or exceeded the restructuring and cost reduction goals it had established coincident with his employment, and on that basis awarded him a discretionary bonus of $400,000.

In addition to the annual incentive compensation plan described above, in connection with the appointment of Robert Dodds as Chief Executive Officer of 19 Entertainment on January 29, 2010, and the accompanying amendment to his employment agreement, the compensation committee approved a calendar year 2010 bonus plan for Mr. Dodds. As described elsewhere, Mr. Dodds’ employment with 19 Entertainment was terminated on October 1, 2010. Upon the recommendation of management, the compensation committee agreed that a portion of Mr. Dodds’ severance payment was attributable to the target bonus amount of £500,000 established by the bonus plan applicable to Mr. Dodds.

As described below under “Employment Agreements and Potential Payments upon Termination or Change of Control,” the employment agreement with Mr. Fox, which we entered into with him prior to Mr. Fox becoming an NEO and which was not initially subject to compensation committee approval, provides that Mr. Fox is entitled to receive a bonus payment during each year or partial year of the term of his agreement. In 2010, Mr. Fox received an annual bonus of $125,000, which was the guaranteed minimum bonus pursuant to his employment agreement.

Also as described below under “Employment Agreements and Potential Payments upon Termination or Change of Control,” Mr. Fuller received $11,857,866 of payments in 2010 pursuant to his post-employment consulting agreement with 19 Entertainment Limited. These payments compensated him for providing consulting services, including executive producer services, to 19 Entertainment in respect of its American Idol, So You Think You Can Dance and If I Can Dream programs and, through July 2010, for providing creative and strategic advice with respect to our overall business.

2011 Annual Incentive Compensation Plan

In March 2011, the compensation committee adopted an annual incentive compensation plan for 2011 applicable to Messrs. Ferrel, Tytel, Benson and Fox. The 2011 annual incentive compensation plan establishes financial performance goals for us, which, if achieved at varying levels, results in payment of an escalating percentage of the target bonus to the executives. The compensation committee selected financial targets based upon operating income (loss) before non-cash depreciation of tangible assets and non-cash amortization of intangible assets and non-cash compensation (“EBITDA”) to measure achievement because it considers EBITDA to be an important indicator of the operational strengths and performances of our businesses. In 2011, we renamed our preferred measure of cash flow from OIBDAN to EBITDA, but consider the two measures to be equivalent.

The bonus for Mr. Fox will be governed by the terms of his employment agreement; however, the compensation committee has the discretion to grant additional amounts, if desired. All other bonuses granted under the 2011 annual incentive compensation plan will be based on our performance achievement as measured by EBITDA, which will be weighted as seventy percent (70%) of the total bonus, and on individual performance assessments, which will be weighted as thirty percent (30%) of the total bonus. The company performance component of the bonus will be earned based upon the funding formula described below. The individual performance component of the bonus will be awarded at the discretion of the compensation committee. The financial performance target is $61.5 million and is based solely on an EBITDA target for us on a consolidated basis, after accrual for all bonuses (the “2011 Performance Target”). For 2011, the compensation committee adopted target bonuses for Mr. Ferrel of $1,000,000 ($700,000 based upon our performance and $300,000 based upon individual performance), for Mr. Tytel of $450,000 ($315,000 based on our performance and $135,000 based on individual performance) and for Mr. Benson of $350,000 ($245,000 based upon our performance and $105,000 based on individual performance).

The funding formula for the bonuses of Messrs. Ferrel, Tytel and Benson is as follows. Below the threshold of 95% of the 2011 Performance Target, no bonus would be earned. At 95% achievement of the 2011 Performance Target, 50% of the target bonus based upon our performance would be earned. The percent of the target bonus based upon our performance earned will increase by ten percentage points for each one percentage point increment in EBITDA between 95% and 100% of the 2011 Performance Target. At 100% achievement of the 2011 Performance Target, 100% of the target bonus based upon company performance would be earned. The percent of the target bonus based upon our performance earned will increase by five percentage points for each one percentage point increment in EBITDA between 100% and 120% of the 2011 Performance Target. At 120% achievement of the 2011 Performance Target, 200% of the target bonus based upon company performance would be earned.

With respect to Mr. Fox’s bonus for 2011, his employment agreement provides that he shall receive a guaranteed minimum annual bonus equal to 25% of his base salary for the year. Mr. Fox could also earn additional bonus amounts under the terms of his employment agreement if we meet certain financial performance goals. The financial performance target for 2011 is $55,664,000 and is based solely on an EBITDA target for us on a consolidated basis (the “Fox 2011 Performance Target”). Below the threshold of 90% of the Fox 2011 Performance Target, no additional bonus would be earned above Mr. Fox’s guaranteed minimum annual bonus. If we achieve at least 90% of the Fox 2011 Performance Target, the cash bonus payable to Mr. Fox would increase to an amount equal to 50% of his base salary. If we achieve at least 100% of the Fox 2011 Performance Target, the cash bonus payable to Mr. Fox would increase to an amount equal to 75% of his base salary. If we achieve at least 105% of the Fox 2011 Performance Target, the cash bonus payable to Mr. Fox would increase to an amount equal to 100% of his base salary and a grant of options to purchase 50,000 shares of our common stock would be recommended for approval by management to the compensation committee. The compensation committee retains the discretion to approve such a grant.

Each of the target bonuses which are based upon our financial performance described above are intended to qualify for the exemption from the deduction limitations of Internal Revenue Code section 162(m)

Long-Term Incentives

We maintain the 2005 Omnibus Long-Term Incentive Plan (the “2005 Plan”), which was adopted by the Board in February 2005 and subsequently approved by our stockholders at a special meeting in March 2005. This plan, which is administered by the compensation committee, permits the use of stock options, restricted stock, performance shares or awards, stock appreciation rights and other forms of long-term incentives.

Upon the recommendation of management, in March 2010, the compensation committee approved grants of stock options for 1,111,500 shares to 41 employees of the Company and our subsidiaries. Among these stock options, 350,000 were granted to Mr. Sillerman, 125,000 were granted to each of Messrs. Tytel and Benson and 100,000 were granted to Mr. Fox. In considering management’s recommendations, the compensation committee reviewed the duties and responsibilities, salary levels and performance assessments of each of the prospective stock option recipients (as well as each executive’s existing stock ownership in us and the existence or lack of any vesting provisions or restrictions on resale with respect thereto) and approved all requested grants. Mr. Fox’s employment agreement provides that during each year of its term, a grant of options to purchase 100,000 shares of our common stock would be recommended by management to the compensation committee for approval. The compensation committee retains the discretion to approve such a grant. As noted above, for 2010, the compensation committee did approve such a grant.

In January 2007, the compensation committee adopted a policy whereby all annual awards of stock options issued in connection with the year-end compensation review are to be granted on the first business day that is 72 hours after the release of our earnings. We believe that this policy aligns our employee’s interests with those of our stockholders as the price of award grants will be determined at a time when there is maximum transparency regarding our financial results. In addition to these annual grants, management and the compensation committee retain the flexibility to make grants of equity awards from time to time during the year, including to new employees. Equity awards to new employees will be granted and priced at the close of the market on the day that employment commences. In accordance with this policy, all stock options approved by the compensation committee in March 2010 were granted on March 19, 2010, which was the first business day 72 hours after the filing of our annual report on Form 10-K for the year ended December 31, 2009.

In connection with the termination of Mr. Fuller’s employment with 19 Entertainment in January 2010 (as more fully described below under “Employment Agreements and Potential Payments upon Termination or Change of Control”), options to acquire 290,000 shares of common stock held by Mr. Fuller, which had not yet vested, became fully vested and exercisable. In connection with the termination of Mr. Sillerman’s employment with the Company in May 2010 (as more fully described below under “Employment Agreements and Potential Payments upon Termination or Change of Control”), options to acquire 600,000 shares of common stock held by Mr. Sillerman, which had not yet vested became fully vested and exercisable. In each case, the compensation committee approved the terms of the separation with the executive, including the acceleration of vesting of the stock options.

The Board adopted the CKx, Inc. 2011 Omnibus Long-Term Incentive Compensation Plan, which we refer to herein as the 2011 Plan, on March 31, 2011, subject to its receipt of stockholder approval at our 2011 annual stockholders meeting. If the Merger and other transactions contemplated by the Merger Agreement are successfully consummated, no annual meeting of stockholders will be held in 2011.

Perquisites

We have historically provided our NEOs with certain perquisites and other personal benefits. Perquisites to the named NEOs for 2010 included the following:

•	A $24,000 car allowance to each of Messrs. Tytel and Benson, a $8,000 car allowance to Mr. Sillerman and a $760 car allowance to Mr. Fuller. We provided a $5,156 car insurance allowance to Mr. Dodds.

•	Health and insurance premiums paid for each of Messrs. Tytel and Benson in the amount of $24,691, to Mr. Fox in the amount of 20,371, to Mr. Ferrel in the amount of $20,063, to Mr. Sillerman in the amount of $10,288 and for Mr. Dodds in the amount of $7,382.

•	A contribution of £100 ($165 as of April 28, 2011) to a personal pension scheme maintained in the United Kingdom by Mr. Fuller on his behalf.

•	Certain of our employees were permitted to provide services to Mr. Sillerman and/or entities he controls, provided that we were reimbursed for the fair value of such services, as determined by the compensation committee. The compensation committee determined the value of the services provided in 2010 by certain of our employees to Mr. Sillerman and/or entities he controls was $107,080. Mr. Sillerman’s salary and consulting payments for the year ended December 31, 2010, was reduced by such amount to compensate us for such services.

401(k) Plan

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of its eligible employees. Employees eligible to participate in our 401(k) Plan are those employees who have attained the age of 21 and have been employed by us for a period of at least three months. Employees may elect to defer their compensation up to the statutorily prescribed limit. We match 100% of the first 3% of each employee’s salary deferred into the plan and 50% of the next 2% of an employee’s salary deferred into the plan in cash. The matching funds provided by us, along with employees’ deferrals are 100% vested when contributed. During 2010, we provided $9,800 in matching contributions to our 401(k) Plan for each of Messrs. Sillerman, Tytel and Benson and $2,750 in matching contributions to our 401(k) Plan for Mr. Fox. The 401(k) Plan is intended to qualify under Internal Revenue Code sections 401(a) and 501(a). As such, the contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the plan, and all contributions are deductible by us when made.

Internal Revenue Code Section 162(m)

Beginning in 1994, the Omnibus Reconciliation Act of 1993 amended Internal Revenue Code section 162(m), limiting to $1 million the amount that may be deducted by a publicly held corporation for compensation paid to each of its named executives in a taxable year, unless the compensation in excess of $1 million is “qualified performance-based compensation.” We and the compensation committee have determined that our general policy is to design our short-term and long-term compensation plans to qualify in part for the exemption from the deduction limitations of Section 162(m) and to be consistent with providing appropriate compensation to executives. Stockholder approval of the 2005 Plan has previously been sought and obtained, thereby ensuring that qualifying grants made pursuant to that plan will qualify for the performance-based exemption. Stockholder approval of the 2011 Plan will be sought at the 2011 annual stockholder meeting in order to ensure that qualifying grants made pursuant to that plan will qualify for the performance-based exemption. If the Merger and other transactions contemplated by the Merger Agreement are successfully consummated, no annual meeting of stockholders will be held in 2011. While the compensation committee considers the impact of this rule when developing executive compensation programs, it retains the flexibility to structure our compensation programs in ways that best promote our interests and the interests of our stockholders. Except for a portion of the bonus amounts paid to Messrs. Ferrel and Tytel, the compensation committee believes that all payments made under the plan that resulted in an executive receiving in excess of $1.0 million for 2010 are exempt from the limits on deductibility pursuant to Internal Revenue Code section 162(m).

Compensation Committee Report*

The compensation committee has reviewed and discussed the Compensation Discussion & Analysis with management and, based on that review and discussion, recommends to the Board that it be included in our annual report on Form 10-K for the fiscal year ended December 31, 2010.

Members of the Compensation Committee

Edwin M. Banks, Chairman
Kathleen Dore
Jacques D. Kerrest

*  The material in this report is not “solicitation material,” is not deemed filed with the Securities and Exchange Commission and is not incorporated by reference in any filing of the company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

2010 Summary Compensation Table

The table below summarizes the compensation earned for services rendered to us in all capacities for the fiscal year ended December 31, 2010, by both individuals who served as our Chief Executive Officer during 2010, by our Chief Financial Officer and by the four other most highly compensated executive officers employed by us (the “Named Executive Officers” or “NEOs”) who served in such capacities during 2010. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

									Change in
									Pension Value
									and
									Nonqualified
					Stock		Option		Deferred
	Final	Salary		Bonus(1)	Awards		Awards		Compensation	All Other
Name and Principal Position	Year	($)		($)	($)		($)		Earnings ($)	Compensation		Total

Michael G. Ferrel	2010	$648,718		$400,000	—		—		—	$126,515	(3)	$1,175,233
Chairman and Chief(2)	2009	—		—	—		—		—	$113,746	(4)	$113,746
Executive Officer	2008	$727,014		—	—		—		—	$56,986	(5)	$784,000
Robert F.X. Sillerman	2010	$—		—	—		$920,500	(7)	—	$4,220,650	(8)	$5,454,081
Former Chairman and	2009	$626,324	(9)	$506,000	—		$497,500	(10)	—	$231,413	(11)	$1,861,237
Chief Executive Officer(6)	2008	$595,050	(12)	$1,150,000	—		—		—	$216,692	(13)	$1,961,742
Thomas P. Benson	2010	$687,248		$150,000	—		$328,750	(14)	—	$58,491	(15)	$1,224,489
Executive Vice President,	2009	$544,807		$300,000	—		$199,000	(16)	—	$57,546	(17)	$1,101,353
Chief Financial Officer and Treasurer	2008	$519,078		$225,000	—		—		—	$56,986	(18)	$801,064
Howard J. Tytel	2010	$845,007		$150,000	—		$328,750	(14)	—	$58,491	(15)	$1,382,248
Senior Executive Vice	2009	$786,944		$102,781	—		$199,000	(16)	—	$57,546	(17)	$1,146,271
President, Director of Legal and Governmental Affairs	2008	$749,684		$275,000	—		—		—	$56,986	(18)	$1,081,670
Kraig G. Fox	2010	$506,250		$125,000	—		$263,000	(19)	—	$23,121	(20)	$917,371
Executive Vice President,	2009	$418,066		$125,000	—		$99,500	(21)	—	$20,745	(22)	$663,311
Chief Executive Officer	2008	$380,501		$135,000	—		$30,090	(23)	—	$20,998	(22)	$566,589
Simon Fuller	2010	$28,425		—	—		—		—	$14,155,123	(26)	$14,183,548
Former Chief Executive Officer	2009	$828,198		$1,173,750			$497,500	(27)	—	$21,597	(28)	$2,521,045
of 19 Entertainment Limited (24)(25)	2008	$1,038,757		$1,488,910	$1,700,000	(29)	—		—	$25,601	(30)	$4,253,268
Robert Dodds	2010	$1,879,944		$1,488,910	—		—		—	$2,920,267	(31)	$4,800,211
Former Chief Executive Officer	2009	$626,000		$469,500	—		$248,750	(32)	—	$11,593	(33)	$1,355,843
of 19 Entertainment Limited (24)(25)	2008	$742,200		$185,600	—		$17,700	(34)	—	$12,138	(35)	$957,638

(1)	Bonus amounts are included in this “Bonus” column for the fiscal year in which the bonus was earned, although bonus amounts are typically paid in the first quarter of the following year.

(2)	Mr. Ferrel served as our President until his resignation on December 18, 2008. Mr. Ferrel then performed consulting services for us until he was appointed as our Chief Executive Officer on May 6, 2010.

(3)	Includes: (a) $20,063 of health and dental insurance premiums paid by us on behalf of Mr. Ferrel and (b) $106,452 of consulting payments made to Mr. Ferrel prior to May 6, 2010, pursuant to his consulting agreement with us.

(4)	Includes: (a) $23,746 of health and dental insurance premiums paid by us on behalf of Mr. Ferrel and (b) $90,000 of consulting payments made to Mr. Ferrel pursuant to his consulting agreement with us.

(5)	Includes: (a) $24,000 car allowance; (b) $23,786 of health and dental insurance premiums paid by us on behalf of Mr. Ferrel; and (c) $9,200 of matching contributions made by us to Mr. Ferrel’s account under our 401(k) Plan.

(6)	Mr. Sillerman’s employment with us ended on May 6, 2010, but we have engaged him to perform consulting services through May 30, 2011. The amount of $75,167 was withheld from Mr. Sillerman’s annual salary and $39,600 from his consulting payments during 2010 in anticipation of compensating us for services performed by our employees for Mr. Sillerman or entities he controls. The compensation committee determined that our employees have provided services valued at $107,080 for Mr. Sillerman in 2010. This amount has been included under the column “All Other Compensation.” In May 2011, we will apply the amount of $7,687, representing the difference between the amount withheld and the value of the services provided to Mr. Sillerman during 2010, to services provided in the first quarter of 2011. Although this amount will be paid in 2011, it is included under “Salary” above since it relates to Mr. Sillerman’s compensation for the fiscal year ended December 31, 2010.

(7)	Represents the weighted average fair value of $2.63 on the grant date of options to acquire 350,000 shares of our common stock granted to Mr. Sillerman on March 19, 2010. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(8)	Includes: (a) $8,000 car allowance; (b) $10,288 of health and dental insurance premiums paid by us on behalf of Mr. Sillerman; (c) $9,800 of matching contributions made by us to Mr. Sillerman’s account under our 401(k) Plan; (d) $107,080 for services provided by our employees for Mr. Sillerman and/or entities he controls; (e) $3,366,749 of severance; and (f) $718,733 of payments made to Mr. Sillerman pursuant to his consulting agreement with us.

(9)	The amount of $208,130 was withheld from Mr. Sillerman’s annual salary during 2009 in anticipation of compensating us for services performed by our employees for Mr. Sillerman or entities he controls. The compensation committee determined that our employees have provided services for Mr. Sillerman in 2009 valued at $173,867. This amount has been included under the column “All Other Compensation.” In March 4, 2010, we paid Mr. Sillerman the amount of $34,263, representing the difference between the amount withheld and the value of the services provided to Mr. Sillerman during 2009. Although this amount was paid in 2010, it is included under “Salary” above since it relates to Mr. Sillerman’s compensation for the fiscal year ended December 31, 2009.

(10)	Represents the weighted average fair value on the grant date of options to acquire 250,000 shares of our common stock granted to Mr. Sillerman on March 13, 2009. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(11)	Includes: (a) $24,000 car allowance; (b) $23,746 of health and dental insurance premiums paid by us on behalf of Mr. Sillerman; (c) $9,800 of matching contributions made by us to Mr. Sillerman’s account under our 401(k) Plan; and (d) $173,867 for services provided by our employees for Mr. Sillerman and/or entities he controls.

(12)	The amount of $172,954 was withheld from Mr. Sillerman’s annual salary during 2008 in anticipation of compensating us for services performed by our employees for Mr. Sillerman or entities he controls. The compensation committee determined that our employees have provided services for Mr. Sillerman in 2008 valued at $159,706. This amount has been included under the column “All Other Compensation.” In March 2009, we paid Mr. Sillerman the amount of $13,248, representing the difference between the amount withheld and the value of the services provided to Mr. Sillerman during 2008. Although this amount was paid in 2009, it is included under “Salary” above since it relates to Mr. Sillerman’s compensation for the fiscal year ended December 31, 2008.

(13)	Includes: (a) $24,000 car allowance; (b) $23,786 of health and dental insurance premiums paid by us on behalf of Mr. Sillerman; (c) $9,200 of matching contributions made by us to Mr. Sillerman’s account under our 401(k) Plan; and (d) $159,706 for services provided by our employees for Mr. Sillerman and/or entities he controls.

(14)	Represents the weighted average fair value of $2.63 on the grant date of options to acquire 125,000 shares of our common stock granted to the named executive officer on March 19, 2010. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(15)	Includes: (a) $24,000 car allowance; (b) $24,691 of health and dental insurance premiums paid by us on behalf of the named executive officer; and (c) $9,800 of matching contributions made by us to the named executive officer’s account under our 401(k) Plan.

(16)	Represents the weighted average fair value on the grant date of options to acquire 100,000 shares of our common stock granted to the named executive officer on March 13, 2009. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(17)	Includes: (a) $24,000 car allowance; (b) $23,746 of health and dental insurance premiums paid by us on behalf of the named executive officer; and (c) $9,800 of matching contributions made by us to the named executive officer’s account under our 401(k) Plan.

(18)	Includes: (a) $24,000 car allowance; (b) $23,786 of health and dental insurance premiums paid by us on behalf of the named executive officer; and (c) $9,200 of matching contributions made by us to the named executive officer’s account under our 401(k) Plan.

(19)	Represents the weighted average fair value of $2.63 on the grant date of options to acquire 100,000 shares of our common stock granted to Mr. Fox on March 19, 2010. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(20)	Includes: (a) $20,371 of health and dental insurance premiums paid by us on behalf of Mr. Fox; and (c) $2,750 of matching contributions made by us to Mr. Fox’s account under our 401(k) Plan.

(21)	Represents the weighted average fair value on the grant date of options to acquire 50,000 shares of our common stock granted to Mr. Fox on March 13, 2009. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(22)	Represents health and dental insurance premiums paid by us on behalf of Mr. Fox.

(23)	Represents the weighted average fair value on the grant date of options to acquire 8,500 shares of our common stock granted to Mr. Fox on March 6, 2008. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(24)	With the exception of certain of the consulting fees paid to Mr. Fuller, these executives are paid in U.K. pounds sterling. The average exchange rates applied in 2008, 2009 and 2010 were $1.85518, $1.565 and $1.5517, respectively, per U.K. pound sterling.

(25)	Mr. Fuller resigned as Chief Executive Officer of 19 Entertainment Limited on January 13, 2010, but continues to perform consulting services for 19 Entertainment Limited. Mr. Dodds, who previously served as President of 19 Entertainment Limited since August 2006, was appointed to the position of Chief Executive Officer of 19 Entertainment Limited on January 29, 2010. Mr. Dodds’ employment with 19 Entertainment Limited ended on October 1, 2010.

(26)	Includes: (a) a $741 car allowance; (b) $2,296,516 of severance; and (c) $11,857,866 of payments made to Mr. Fuller pursuant to his consulting agreement with 19 Entertainment Limited.

(27)	Represents the weighted average fair value on the grant date of options to acquire 250,000 shares of our common stock granted to Mr. Fuller on March 13, 2009. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(28)	Includes a $21,597 car allowance.

(29)	Represents the fair value on the grant date of 200,000 shares of restricted stock granted to Mr. Fuller in 2008. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(30)	Includes a $25,601 car allowance.

(31)	Includes: (a) $5,032 car insurance; (b) $5,797 of health insurance premiums paid by 19 Entertainment on behalf of Mr. Dodds; and (c) $2,909,438 of severance.

(32)	Represents the weighted average fair value on the grant date of options to acquire 125,000 shares of our common stock granted to Mr. Dodds on March 13, 2009. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(33)	Includes: (a) $4,930 car insurance and (b) $6,663 of health insurance premiums paid by 19 Entertainment on behalf of Mr. Dodds.

(34)	Represents the weighted average fair value on the grant date of options to acquire 5,000 shares of our common stock granted to Mr. Dodds on March 6, 2008. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report.

(35)	Includes: (a) $4,969 car insurance and (b) $7,169 of health insurance premiums paid by19 Entertainment on behalf of Mr. Dodds.

Grants of Plan-Based Awards in Fiscal Year 2010

We granted a total of 1,412,000 options pursuant to our 2005 Plan during the fiscal year ended December 31, 2010. The following table sets forth the number of stock options granted to our NEOs in such fiscal year:

All
Other
								Stock	All Other
								Awards:	Option		Grant
								Number	Awards:	Exercise	Date
		Estimated Future Payouts			Estimated Future Payouts			of	Number of	or Base	Fair Value
		Under Non- Equity Incentive			Under Equity Incentive Plan			Shares	Securities	Price of	of Stock
		Plan Awards			Awards			of Stock	Underlying	Option	and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	Option
Name	Date	($)	($)	($)	($)	($)	($)	(#)	(#)	($/Sh)	Awards

Michael G. Ferrel	—	—	—	—	—	—	—	—	—	—	—
Robert F.X. Sillerman(2)	3/19/2010	—	—	—	—	—	—	—	350,000	$5.66	$920,500	(1)
Thomas P. Benson	3/19/2010	—	—	—	—	—	—	—	125,000	$5.66	$328,750	(1)
Howard J. Tytel	3/19/2010	—	—	—	—	—	—	—	125,000	$5.66	$328,750	(1)
Kraig G. Fox	3/19/2010	—	—	—	—	—	—	—	100,000	$5.66	$263,000	(1)
Simon Fuller(3)	—	—	—	—	—	—	—	—	—	—	—
Robert Dodds(4)	—	—	—	—	—	—	—	—	—	—	—

(1)	The present value of each option is $2.63, the estimated fair value calculated using the Black-Scholes pricing model at the date of the option grant. The amounts reported in this column reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ASC Topic 718. For the assumptions made in such valuation, see note 13 to our consolidated financial statements contained in the Original Report.

(2)	Mr. Sillerman’s employment with us ended on May 6, 2010.

(3)	Mr. Fuller’s employment with 19 Entertainment Limited ended on January 13, 2010.

(4)	Mr. Dodds’ employment with the Company ended on October 1, 2010.

Outstanding Equity Awards at December 31, 2010

	Option Awards						Stock Awards
											Equity
											Incentive
										Equity	Plan
										Incentive	Awards:
										Plan	Market or
										Awards:	Payout
					Equity					Number of	Value of
					Incentive			Number	Market	Unearned	Unearned
					Plan			of	Value of	Shares,	Shares,
					Awards:			Shares	Shares	Units or	Units or
	Number of		Number of		Number of			or Units	or Units	Other	Other
	Securities		Securities		Securities			of Stock	of Stock	Rights	Rights
	Underlying		Underlying		Underlying			That	That	That	That
	Unexercised		Unexercised		Unexercised	Option		Have	Have	Have	Have
	Options		Options		Unearned	Exercise	Option	Not	Not	Not	Not
	(#)		(#)		Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable		Unexercisable		($)	($)	Date	(#)	(#)	(#)	($)

Michael G. Ferrel	—		—		—	—	—	—	—	—	—
Robert F.X. Sillerman(1)	250,000	(2)	—		—	$4.19	3/13/2019	—	—	—	—
	350,000	(2)	—		—	$5.66	3/19/2020	—	—	—	—
Thomas P. Benson	20,000		80,000	(3)	—	$4.19	3/13/2019	—	—	—	—
	—		125,000	(4)	—	$5.66	3/19/2020	—	—	—	—
Howard J. Tytel	20,000		80,000	(3)	—	$4.19	3/13/2019	—	—	—	—
	—		125,000	(4)	—	$5.66	3/19/2020	—	—	—	—
Kraig G. Fox	3,000		2,000	(5)	—	$12.03	3/07/2017	2,000 (6)	$8,060 (7)	—	—
	3,400		5,100	(8)	—	$8.51	3/06/2018	—	—	—	—
	10,000		40,000	(9)	—	$4.19	3/13/2019	—	—	—	—
	—		100,000	(10)	—	$5.66	3/19/2020	—	—	—	—
Simon Fuller(11)	100,000	(12)	—		—	$12.20	7/19/2015	—	—	—	—
	250,000	(12)	—		—	$4.19	3/13/2019	—	—	—	—
Robert Dodds(13)	—		—		—	—	—	—	—	—	—

(1)	Mr. Sillerman’s employment with us ended on May 6, 2010.

(2)	In connection with the termination of Mr. Sillerman’s employment with us, the vesting of all of Mr. Sillerman’s stock options was accelerated as of such date and the respective expiration dates remained the tenth anniversary of the applicable grant.

(3)	20,000 of the named executive officer’s options vested on March 13, 2010. Because this chart reflects outstanding grants as of December 31, 2010, 20,000 of the named executive officer’s options that vested on March 13, 2011, are reflected as unvested in the chart above. Of the remaining 60,000 options, 20,000 vest on March 13, 2012, 20,000 vest on March 13, 2013 and 20,000 vest on March 13, 2014.

(4)	Because this chart reflects outstanding grants as of December 31, 2010, 25,000 of the named executive officer’s options that vested on March 19, 2011, are reflected as unvested in the chart above. Of the remaining 100,000 options, 25,000 vest on March 19, 2012, 25,000 vest on March 19, 2013, 25,000 vest on March 19, 2014 and 25,000 vest on March 19, 2015.

(5)	1,000 of Mr. Fox’s options vested on March 7, 2008, 1,000 vested on March 7, 2009, and 1,000 vested on March 7, 2010. Because this chart reflects outstanding grants as of December 31, 2010, 1,000 of Mr. Fox’s options that vested on March 7, 2011, are reflected as unvested in the chart above. The remaining 1,000 options vest on March 7, 2012.

(6)	Because this chart reflects outstanding grants as of December 31, 2010, 1,000 shares of restricted stock held by Mr. Fox that vested on March 5, 2011, are reflected as unvested in the chart above. The remaining 1,000 shares of restricted stock vest on March 5, 2012.

(7)	The closing price of our common stock on December 31, 2010, was $4.03.

(8)	1,700 of Mr. Fox’s options vested on March 6, 2009, and 1,700 vested on March 6, 2010. Because this chart reflects outstanding grants as of December 31, 2010, 1,700 of Mr. Fox’s options that vested on March 6, 2011, are reflected as unvested in the chart above. Of the remaining 3,400 options, 1,700 vest on March 6, 2012 and 1,700 vest on March 6, 2013.

(9)	10,000 of Mr. Fox’s options vested on March 13, 2010. Because this chart reflects outstanding grants as of December 31, 2010, 10,000 of Mr. Fox’s options that vested on March 13, 2011, are reflected as unvested in the chart above. Of the remaining 30,000 options, 10,000 vest on March 13, 2012, 10,000 vest on March 13, 2013 and 10,000 vest on March 13, 2014.

(10)	Because this chart reflects outstanding grants as of December 31, 2010, 20,000 of Mr. Fox’s options that vested on March 19, 2011, are reflected as unvested in the chart above. Of the remaining 80,000 options, 20,000 vest on March 19, 2012, 20,000 vest on March 19, 2013, 20,000 vest on March 19, 2014 and 20,000 vest on March 19, 2015.

(11)	Mr. Fuller’s employment with 19 Entertainment Limited ended on January 13, 2010.

(12)	In connection with the termination of Mr. Fuller’s employment with 19 Entertainment Limited on January 13, 2010, the vesting of all of Mr. Fuller’s stock options was accelerated as of such date and the respective expiration dates remained the tenth anniversary of the applicable date of grant.

(13)	Mr. Dodds’ employment with 19 Entertainment Limited ended on October 1, 2010, and all outstanding options were cancelled pursuant to their terms.

2010 Fiscal Year Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting
Name	(#)	($)	(#)	($)

Michael G. Ferrel	—	—	—	—
Robert F.X. Sillerman(1)	—	—	—	—
Thomas P. Benson	—	—	—	—
Howard J. Tytel	—	—	—	—
Kraig G. Fox	—	—	1,000 (2)	$4,775
Simon Fuller(3)	—	—	—	—
Robert Dodds(4)	—	—	139,553 (5)	$687,996

(1)	Mr. Sillerman’s employment with the Company ended on May 7, 2010.

(2)	The shares, which were granted to Mr. Fox on March 5, 2007, vested on March 5, 2010, pursuant to their terms.

(3)	Mr. Fuller’s employment with the Company ended on January 13, 2010.

(4)	Mr. Dodds’ employment with the Company ended on October 1, 2010.

(5)	The shares were originally received by Mr. Dodds in connection with the sale of Freedom Media Limited to 19 Entertainment Limited by Mr. Dodds in 2006. The vesting of the shares was accelerated on October 1, 2010, pursuant to the terms of the Compromise Agreement reached with Mr. Dodds in connection with the termination of his employment.

Pension Benefits

None of our named executive officers is covered by a company sponsored pension plan or other similar benefit plan that provides for payments or other benefits at, following or in connection with retirement. However, Mr. Fuller maintains a personal pension scheme in the United Kingdom. In 2010, 19 Entertainment contributed £100 ($165 as of April 28, 2011) to such plan on behalf of Mr. Fuller.

Nonqualified Deferred Compensation

None of our NEOs are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not-tax-qualified.

Employment Agreements and Potential Payments upon Termination or Change-in-Control

Michael G. Ferrel

In June 2010, we entered into an employment agreement with our Chief Executive Officer, Michael G. Ferrel, effective retroactively to May 6, 2010. Mr. Ferrel’s employment agreement provides for an initial annual base salary of $1,000,000. The amount of the base salary will be reviewed annually by the Board and may be increased at the discretion of the Board, but not decreased. Mr. Ferrel is eligible to receive during his continued satisfactory performance of his employment agreement an annual cash bonus to be determined in the discretion of our compensation committee. In addition, Mr. Ferrel is eligible to receive an annual grant of restricted stock, stock options or other equity awards as determined by the compensation committee. The term of the employment agreement commences on May 6, 2010, and continues until February 1, 2013, and includes a non-competition agreement between Mr. Ferrel and us which is operative during the term.

The employment agreement provides that in the event Mr. Ferrel’s employment is terminated without “cause,” as specified in his agreement, other than in connection with a change in control of the Company, he will be entitled to receive (a) his base salary through the date of termination, (b) a lump sum payment equal to two years of his base salary in effect at the time of termination and (c) a lump sum payment equal to $250,000 in consideration for Mr. Ferrel continuing to be subject to the non-competition provision of his employment agreement for six months following termination. After February 1, 2011, the lump sum payment described in clause (b) above will be reduced by 1/24th for each full month that Mr. Ferrel has been employed by us pursuant to his employment agreement, provided that the payment will not be reduced below the amount of his annual base salary in effect at the time of termination. Under the terms of the employment agreement, if within 12 months following a change in control of the Company, Mr. Ferrel’s employment is terminated without “cause,” he will be entitled to (a) his base salary through the date of termination, (b) an amount equal to (i) 2.99 multiplied by (ii) the average annual compensation received by Mr. Ferrel from the Company over the five calendar years immediately preceding the date of the change in control termination, with such product reduced by (iii) the value of any benefit received from the acceleration of lapsing of restrictions on stock or vesting of options and (c) a lump sum payment equal to $250,000 in consideration for Mr. Ferrel continuing to be subject to the non-competition provision of his employment agreement for six months following termination. The employment agreement provides for certain payments to be made to Mr. Ferrel or his estate upon his death or disability as more fully described below under “Potential Payments upon Death or Disability.” The employment agreement with Mr. Ferrel was approved by our compensation committee in recognition of the need to provide certainty to both us and Mr. Ferrel with respect to his continued and active participation in our growth.

Effective May 17, 2011, the employment agreement for Mr. Ferrel was amended to provide that (i) a resignation by him for any reason during the 30-day period following six months after the effective time of the Merger or a termination of his employment without cause during the six-month period after the effective time of the Merger will be treated as a “constructive termination without cause,” and (ii) if he resigns during such 30-day period or is terminated without cause during such six-month period, he will be entitled to receive, in addition to base salary through the date of his termination of employment and the $250,000 payment described above, the greater of (A) the severance amounts provided under his agreement in the event of a “constructive termination without cause” not in connection with a change of control, calculated as of (x) the effective time of the Merger or (y) the date of his resignation or termination, and (B) the severance amount equal to 2.99 times the average annual compensation received by him during the five calendar years immediately preceding the date of his termination of employment, as described above (provided that in each case the severance amount will be reduced to the greatest amount that will result in no portion being treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code if the after-tax proceeds to Mr. Ferrel would be greater as a result of such reduction).

Thomas P. Benson

Following expiration of Mr. Benson’s original employment agreement and upon recommendation of the Chief Executive Officer, effective as of February 1, 2010, we entered into a new employment agreement with Mr. Benson. Mr. Benson’s new employment agreement provides for an initial annual base salary of $700,000.

The amount of the base salary will be reviewed annually by the compensation committee and may be increased at the discretion of the compensation committee, but not decreased. Mr. Benson is eligible to receive during his continued satisfactory performance of his new employment agreement an annual cash bonus to be determined in the discretion of the compensation committee, provided that Mr. Benson’s minimum annual target cash bonus under any incentive compensation plan adopted by the compensation committee will be at least $350,000. In addition, Mr. Benson is eligible to receive an annual grant of restricted stock, stock options or other equity awards as determined by the compensation committee. The employment agreement extends for a term of three years beginning as of February 1, 2010, and includes a non-competition agreement between Mr. Benson and us which is operative during the term.

The employment agreement with Mr. Benson provides that in the event his employment is terminated without “cause,” as specified in his agreement, other than in connection with a change in control of the Company, he will be entitled to receive his base salary through the date of termination and a lump sum payment equal to two years of his base salary in effect at the time of termination. After February 1, 2011, the lump sum payment will be reduced by 1/24th for each full month that Mr. Benson has been employed by the Company since February 1, 2011, provided that the payment will not be reduced below the amount of his annual base salary in effect at the time of termination. If within 12 months following a change in control of the Company, Mr. Benson’s employment is terminated without “cause,” he will be entitled to his base salary through the date of termination and a lump sum amount equal to the greater of the payment described above with respect to a termination without “cause” or one year of his base salary in effect at the time of termination plus the amount of the annual target cash bonus specified for the year in which such termination occurs. The employment agreement provides for certain payments to be made to Mr. Benson or his estate upon his death or disability as more fully described below under “Potential Payments upon Death or Disability.” The employment agreement with Mr. Benson was approved by the compensation committee in recognition of the need to provide certainty to both us and Mr. Benson with respect to his continued and active participation in our growth.

Effective May 17, 2011, the employment agreement for Mr. Benson was amended to provide that (i) a resignation by him for any reason during the 30-day period following six months after the effective time of the Merger or a termination of his employment without cause during the six-month period after the effective time of the Merger will be treated as a “constructive termination without cause,” and (ii) if he resigns during such 30-day period or is terminated without cause during such six-month period, he will be entitled to receive the greater of the severance amounts described above calculated as of (x) the effective time of the Merger or (y) the date of his resignation or termination (provided that in each case the severance amount will be reduced to the greatest amount that will result in no portion being treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code if the after-tax proceeds to the executive would be greater as a result of such reduction).

Howard J. Tytel

Following expiration of Mr. Tytel’s original employment agreement and after receipt of compensation committee approval, effective February 1, 2010, we entered into a new employment agreement with Mr. Tytel. Mr. Tytel’s new employment agreement provides for an initial annual base salary of $850,000. The amount of the base salary will be reviewed annually by the compensation committee and may be increased at the discretion of the compensation committee, but not decreased. Mr. Tytel is eligible to receive during his continued satisfactory performance of his new employment agreement an annual cash bonus to be determined in the discretion of the compensation committee, provided that Mr. Tytel’s minimum annual target cash bonus under any incentive compensation plan adopted by the compensation committee will be at least $450,000. In addition, Mr. Tytel is eligible to receive an annual grant of restricted stock, stock options or other equity awards as determined by the compensation committee. The employment agreement extends for a term of three years beginning as of February 1, 2010, and includes a non-competition agreement between Mr. Tytel and us which is operative during the term.

The employment agreement with Mr. Tytel provides that in the event his employment is terminated without “cause,” as specified in his agreement, other than in connection with a change in control of the Company, he will be entitled to receive his base salary through the date of termination and a lump sum payment equal to two years of his base salary in effect at the time of termination. After February 1, 2011, the lump sum payment will be reduced by 1/24th for each full month that Mr. Tytel has been employed by the

Company since February 1, 2011, provided that the payment will not be reduced below the amount of his annual base salary in effect at the time of termination. If within 12 months following a change in control of the Company, Mr. Tytel’s employment is terminated without “cause,” he will be entitled to his base salary through the date of termination and a lump sum amount equal to the greater of the payment described above with respect to a termination without “cause” or one year of his base salary in effect at the time of termination plus the amount of the annual target cash bonus specified for the year in which such termination occurs. The employment agreement provides for certain payments to be made to Mr. Tytel or his estate upon his death or disability as more fully described below under “Potential Payments upon Death or Disability.” The new employment agreement was approved by the compensation committee in recognition of the need to provide certainty to both us and Mr. Tytel with respect to his continued and active participation in our growth.

Effective May 17, 2011, the employment agreement for Mr. Tytel was amended to provide that (i) a resignation by him for any reason during the 30-day period following six months after the effective time of the Merger or a termination of his employment without cause during the six-month period after the effective time of the Merger will be treated as a “constructive termination without cause,” and (ii) if he resigns during such 30-day period or is terminated without cause during such six-month period, he will be entitled to receive the greater of the severance amounts described above calculated as of (x) the effective time of the Merger or (y) the date of his resignation or termination (provided that in each case the severance amount will be reduced to the greatest amount that will result in no portion being treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code if the after-tax proceeds to the executive would be greater as a result of such reduction).

Kraig G. Fox

The Board appointed Kraig G. Fox to serve as our Chief Operating Officer on September 30, 2010. We had previously entered into an employment agreement with Mr. Fox as of October 1, 2009, with respect to Mr. Fox’s prior role as our Chief Corporate Development Officer. On October 13, 2010, we and Mr. Fox amended the employment agreement to reflect Mr. Fox’s new role with us and certain other terms.

Mr. Fox’s employment agreement provides for an initial annual base salary of $500,000, increased annually by five percent. The amount of the base salary will be reviewed annually by the Board and may be increased at the discretion of the Board, but not decreased. In addition, Mr. Fox is eligible to receive during his continued satisfactory performance of his employment agreement a guaranteed minimum annual bonus equal to 25% of his base salary for the fiscal year. In the event that we achieve certain percentages of an annual performance target, the cash bonus payable to Mr. Fox could increase in an amount up to 100% of his base salary for the year in question and, if approved by our compensation committee, could include a grant of stock options. Moreover, Mr. Fox is eligible to receive an annual grant of restricted stock, stock options or other equity awards as determined by the compensation committee. The term of the employment agreement commenced on October 1, 2009, and continues until December 31, 2014, and includes a non-competition agreement between Mr. Fox and us which is operative during the term.

The employment agreement provides for certain payments to be made to Mr. Fox or his estate upon his death or disability as more fully described below under “Potential Payments upon Death or Disability.” In the event that, at the end of the term of his employment agreement, Mr. Fox is ready, willing and able to renew the agreement for an additional term of not less than three years and on consistent terms with this agreement and if we do not offer Mr. Fox such a renewal, then Mr. Fox is entitled to a payment of (a) his base salary then in effect for an additional 12-month period and (b) continued eligibility to participate in any benefit plans of the Company for an additional 12-month period. Assuming such a non-renewal, the approximate amount that would be due to Mr. Fox would be $661,262. In the event of a change of control of the Company, Mr. Fox is entitled to receive an additional tax-gross up payment to cover any taxes on the total amount he is entitled to receive (as described below) so that Mr. Fox receives the total amount, without any deduction for taxes. In the event of a “change in control” or if there is a termination without “cause” or a “constructive termination without cause,” in addition to the foregoing, all previously granted but unvested restricted shares of common stock or options to purchase common stock shall vest fully.

The amendment to the employment agreement provides that in the event Mr. Fox’s employment is terminated without “cause” or there is a “constructive termination without cause,” as specified in his agreement, other than due to disability or death, he will be entitled to receive (a) his base salary through the date of termination, (b) the cash equivalent of three years of his base salary in effect at the time of termination, (c) a cash bonus for each partial or full year remaining on the term of the amended employment agreement equal to the average of all bonuses paid or earned during the term of the amended employment agreement and (d) continued eligibility to participate in any of our benefit plans through the term. Under the terms of the amendment to the employment agreement, following a change in control of the Company, Mr. Fox may elect to terminate his employment and accelerate the expiration date of the employment agreement, in which case he will be entitled to (a) his base salary through the date of termination, (b) the cash equivalent of three years of his base salary in effect at the time of termination, unless (i) the change in control of the Company is consummated with any person with whom we have been engaged in discussions during the six months before October 13, 2010, and (ii) the change in control of the Company is consummated or a definitive agreement with respect to such change in control is executed within six months after October 13, 2010, then he would be entitled to the cash equivalent of four years of his base salary in effect at the time of termination, (c) a cash bonus for each partial or full year remaining on the term of the employment agreement equal to the average of all bonuses paid or earned during the term of the employment agreement and (d) continued eligibility to participate in any of our benefit plans through the term. The amendment to Mr. Fox’s employment agreement was approved by our compensation committee for several reasons. First, Mr. Ferrel determined that elevating Mr. Fox to the position of Chief Operating Officer was critical to achieving the reorganization and expense reduction objectives that had been established in connection with Mr. Ferrel’s appointment as Chief Executive Officer. Second, although the compensation committee requested a more comprehensive amendment of Mr. Fox’s existing employment agreement that would have, among other matters, further reduced the potential severance payments and eliminated the provision for the excise tax gross-up, Mr. Fox would not agree to the broader amendment of his existing agreement (which, as was noted above in “Compensation Discussion and Analysis”, was entered into by the company and Mr. Fox, who was not then an NEO, without review and approval by the compensation committee). Third, the severance that would be due to Mr. Fox under certain circumstances was being reduced by one year, which was clearly beneficial to us and our stockholders.

Robert F.X. Sillerman

In February 2005, we entered into an employment agreement with Mr. Sillerman under which he served as Chairman and Chief Executive Officer until the termination of his employment with us on May 6, 2010. The employment agreement provided for an initial annual base salary of $650,000, increased annually by the greater of five percent or the rate of inflation. Mr. Sillerman’s employment agreement commenced February 8, 2005, and had a term of six years, expiring February 7, 2011. Mr. Sillerman’s employment agreement was subsequently amended in 2008 and 2009.

In connection with Mr. Sillerman’s termination, we agreed to the terms of a separation and consulting agreement. Pursuant to the terms of the separation and consulting agreement, we agreed to treat Mr. Sillerman’s resignation as a “constructive termination without cause” for purposes of Mr. Sillerman’s pre-existing employment agreement with us. As a result, Mr. Sillerman received a cash severance payment of $3,316,749, we reimbursed Mr. Sillerman for certain unreimbursed business expenses incurred prior to separation and for $25,000 of legal fees incurred in connection with the separation and consulting agreement, and Mr. Sillerman received a cash payment of $95,721 in respect of his accrued but unused vacation. We also agreed to provide Mr. Sillerman with $25,000 in each of 2010, 2011 and 2012, and $10,000 each year thereafter, to cover certain of Mr. Sillerman’s health insurance costs. Pursuant to the terms of the agreement, all of our stock options held by Mr. Sillerman under our 2005 Plan became immediately exercisable in connection with his termination and, subject to Mr. Sillerman’s compliance with certain terms of the separation and consulting agreement, will remain exercisable for the remainder of their original term. Similar to the terms of his pre-existing employment agreement, we are obligated to provide Mr. Sillerman with an Internal Revenue Code section 280G “excess parachute payment” excise tax gross-up in certain circumstances. We also entered into a non-exclusive consulting arrangement whereby Mr. Sillerman will receive a consulting fee of $1 million in connection with his continued availability to promote our best interests and the best interests of our subsidiaries for a one-year period following the execution of the separation and consulting agreement. In addition to the consulting fee, Mr. Sillerman will be reimbursed for the monthly cost of reasonable office space, an administrative assistant and a car and driver until December 31, 2011, with an aggregate monthly cost not to exceed $25,000. In consideration for the severance payment and the consulting fee, Mr. Sillerman released us from all claims arising out of his employment, stockholder and/or other relationship with us and the termination of such relationships. The indemnification and confidentiality provisions in Mr. Sillerman’s pre-existing employment agreement are to remain in full force and effect and we agreed to enter into a mutual non-disparagement provision.

Simon R. Fuller

In connection with our acquisition of 19 Entertainment, we entered into an employment agreement with Simon Fuller under which he served as the Chief Executive Officer of 19 Entertainment until his resignation on January 13, 2010. The agreement was effective March 17, 2005, and provided for a term of six years. The employment agreement provided for an annual base salary of £480,000 (or $793,334 as of April 28, 2011). Following Mr. Fuller’s resignation, he is not entitled to receive any payments upon a change in control.

On January 13, 2010, we and 19 Entertainment entered into a compromise agreement with Mr. Fuller setting forth the terms of the termination of Mr. Fuller’s employment with 19 Entertainment. Under the compromise agreement, 19 Entertainment was required to pay Mr. Fuller a one time compensation payment of £480,000 (or $773,962 as of January 13, 2010) and a one time payment of £500,000 (or $806,210 as of January 13, 2010) as consideration for his ongoing confidentiality and certain other obligations under the compromise agreement. The compromise agreement provided for the accelerated vesting of 290,000 options to purchase shares of our common stock held by Mr. Fuller. In addition, Mr. Fuller held 200,000 shares of restricted stock and 60,000 options that had already vested prior to the date of the compromise agreement.

Also on January 13, 2010, 19 Entertainment and Mr. Fuller entered into a Consultancy Deed, pursuant to which 19 Entertainment has engaged Mr. Fuller as a consultant to provide services, including executive producer services, to 19 Entertainment in respect of its American Idol, So You Think You Can Dance and If I Can Dream programs. Mr. Fuller also agreed to provide creative and strategic advice with respect to our overall business through July 13, 2010, in consideration for which we will pay to Mr. Fuller £1.5 million (or $2.4 million as of January 13, 2010). In addition, in consideration for providing these services, Mr. Fuller will receive 10% of our net profits from each of the aforementioned programs for the life of the programs as long as Mr. Fuller continues to provide consulting services with respect to such (the “Creative Consulting Fee”). For calendar year 2010, Mr. Fuller received $5.0 million as an advance against the Creative Consulting Fee, which was paid in the year ended December 31, 2010; a balance for 2010 of $4.1 million was paid in March 2011. For each year after 2010, subject to certain conditions, Mr. Fuller will receive, as an annual advance against the Creative Consulting Fee, $3.0 million if IDOLS remains on the air and $2.0 million if So You Think You Can Dance remains on the air. The advances are non-refundable to us, but we may recoup the amount of such advances within each year from the Creative Consulting Fee payable to Mr. Fuller.

Robert Dodds

On January 29, 2010, Robert Dodds was appointed Chief Executive Officer of 19 Entertainment. Prior to this appointment, Mr. Dodds had served as President of 19 Entertainment since August 2006. In connection with this appointment, 19 Entertainment and Mr. Dodds entered into an Amendment to Mr. Dodds’ Service Agreement, which provided that effective from January 1, 2010, Mr. Dodds would receive an annual salary of £1.5 million (or $2,479,170 as of April 28, 2011) and provided that the term of Mr. Dodds’ Service Agreement ran until August 2011.

Due to the restructuring of 19 Entertainment that occurred in 2010, the employment of Mr. Dodds was terminated as of October 1, 2010. On September 29, 2010, the Company and 19 Entertainment entered into a compromise agreement with Mr. Dodds setting forth the terms of the termination of his employment with 19 Entertainment. Under the compromise agreement, 19 Entertainment was required to pay Mr. Dodds a one time severance payment of £1,870,000 (or $2,954,100 as of October 1, 2010) and a one time payment of £5,000 (or $7,899 as of October 1, 2010) as consideration for his ongoing confidentiality and certain other obligations under the agreement. The compromise agreement also provided for the accelerated vesting of 139,553 shares of our common stock originally received by Mr. Dodds in connection with 19 Entertainment’s acquisition in 2006 of Freedom Media Limited, which was owned by Mr. Dodds. Following Mr. Dodds’ termination, he is not entitled to receive any payments upon a change in control.

Potential Payments upon Termination or Change of Control

The amount of compensation payable to each named executive officer upon a termination without “cause” or a “constructive termination without cause” as described above is listed in the table below assuming a termination without “cause” or a “constructive termination without cause” occurred on December 31, 2010 (or on the date of the triggering event if the named executive officer’s termination actually occurred prior to December 31, 2010):

			Health/	Restricted	Stock
Name	Salary	Bonus	Insurance Benefits	Stock(1)	Option(1)	Total

Michael G. Ferrel	$2,000,000	$250,000	$49,382	—	—	$2,299,382
Robert F.X. Sillerman(2)	$3,316,749	—	$185,000 (3)	—	—	$3,501,749
Thomas P. Benson	$1,400,000	—	$49,382	—	—	$1,449,382
Howard J. Tytel	$1,700,000	—	$49,382	—	—	$1,749,382
Kraig G. Fox	$1,518,050	$494,503	$81,483	$8,060	—	$2,102,096
Simon Fuller(4)(5)	$2,296,516	—	—	—	—	$2,296,516
Robert Dodds(4)(6)	$2,133,588	$775,850	—	—	—	$2,909,438

(1)	Based upon a closing market price of $4.03 on December 31, 2010.

(2)	Mr. Sillerman’s employment with us ended on May 6, 2010.

(3)	Represents $25,000 for payments made or to be made in 2010, 2011 and 2012 and $10,000 per year for payments in each year for an estimate of the remainder of Mr. Sillerman’s natural life.

(4)	Amounts were paid in U.K. pounds sterling. The average exchange rate applied in 2010 was $1.5517 per U.K. pound sterling.

(5)	Mr. Fuller’s employment with 19 Entertainment Limited ended on January 13, 2010.

(6)	Mr. Dodds’ employment with 19 Entertainment Limited ended on October 1, 2010.

The amount of compensation payable to each named executive officer upon a change of control as described above is listed in the table below assuming a change of control occurred on December 31, 2010:

			Health/	Restricted	Stock
Name	Salary	Bonus	Insurance Benefits	Stock(1)	Option(1)	Total

Michael G. Ferrel	$1,880,892	$250,000	$49,382	—	—	$2,180,274
Thomas P. Benson	$1,400,000	—	$49,382	—	—	$1,449,382
Howard J. Tytel	$1,700,000	—	$49,382	—	—	$1,749,382
Kraig G. Fox	$1,518,050	$494,503	$81,483	$8,060	—	$2,102,096

(1)	Based upon a closing market price of $4.03 on December 31, 2010.

None of Messrs. Ferrel, Benson, Tytel, Fuller or Dodds would be entitled to a tax gross-up payment on a change of control pursuant to the terms of their employment or compromise agreements, as applicable. Under the terms of Mr. Fox’s employment agreement, in the event a change-in-control payment constitutes an excess parachute payment, Mr. Fox is entitled to receive an additional tax-gross up payment to cover taxes on the total amount so that he receives the total amount, without any deduction for taxes. The terms of the separation agreement between Mr. Sillerman and us entitles Mr. Sillerman to receive an additional tax gross-up payment with respect to his agreed-upon “constructive termination without cause” severance payment if such payment were later determined to be an excess parachute payment. As all discussions with third parties to sell us were terminated as of late October 2010, the payment to Mr. Sillerman should not be treated as an excess parachute payment in a hypothetical change of control on December 31, 2010. None of Messrs. Tytel, Benson, Fuller or Dodds was entitled to a tax gross-up payment pursuant to the terms of their employment or compromise agreements, as applicable. The estimated amount of such tax gross-up payments, along with the total amount that would be paid to each of Messrs. Fox and Sillerman, are set forth in the table below assuming December 31, 2010, as the date of the change in control:

	Total	Amount of	Total
Name	(Before Tax Gross-Up Payment)	Gross-Up Payment	(After Tax Gross-Up Payment)

Kraig G. Fox	$2,102,096	$3,730,180	$5,832,596

(1)	The foregoing table omits Mr. Sillerman because he would not have been entitled to receive any tax gross-up payment if a change of control had occurred on December 31, 2010.

In addition to the foregoing, in the event of a “termination without cause,” a “constructive termination without cause,” or a “change in control,” all previously granted but unvested restricted shares of common stock or options to purchase common stock held by Messrs. Tytel and Benson shall vest fully. In the event of a “termination without cause,” a “constructive termination without cause,” a “change in control” or at the conclusion of the term of his employment agreement, all previously granted but unvested restricted shares of common stock or options to purchase common stock held by Mr. Fox shall vest fully. As of December 31, 2010, Messrs. Benson and Tytel each held unvested stock options to acquire 205,000 shares of common stock and Mr. Fox held unvested stock options to acquire 147,100 shares of common sock. As of December 31, 2010, Mr. Fox held 2,000 unvested restricted shares of common stock.

As noted above under “Employment Agreements and Potential Payments upon Termination or Change-in-Control,” all options held by Mr. Fuller were vested upon the termination of his employment with 19 Entertainment in January 2010 and all options held by Mr. Sillerman were vested upon the termination of his employment with us in May 2010. All unvested options held by Mr. Dodds were cancelled upon his termination from 19 Entertainment in October 2010 and all vested options which had not been previously exercised were forfeited 90 days following his termination.

Potential Payments upon Death or Disability

Pursuant to the employment agreements of Messrs. Ferrel, Tytel, Benson and Fox, if such named executive officer suffers a disability that continues for a period in excess of six continuous months, he shall be entitled to his full salary and annual cash bonus for the first six months of his disability and, thereafter, he would be entitled to an accelerated payment equal to 75% of his salary for the remainder of the term of his employment agreement. Assuming a disability date of December 31, 2010, the approximate amount that would be due would be $2,465,753 for Mr. Ferrel, $1,905,890 for Mr. Tytel, $1,674,315 for Mr. Benson and $1,958,356 for Mr. Fox.

In the event of Mr. Fox’s death during the term, the employment agreement provides for payment to Mr. Fox’s estate of (a) all earned but unpaid base salary at the time of his death plus an amount equal to two times the base salary in effect at the time of death, (b) continued eligibility for Mr. Fox’s dependents to participate in any of our benefit plans through the term and (c) accelerated vesting of any stock options, restricted stock or other equity based instruments previously granted to Mr. Fox. Assuming a date of death of December 31, 2010, the approximate amount that would be due to Mr. Fox’s estate would be $1,131,484. In the event of the death of Messrs. Ferrel, Tytel and Benson during the term, such named executive officer’s employment agreement provides for accelerated vesting of any stock options, restricted stock or other equity based instruments previously granted to the named executive officer.

Neither Messrs. Sillerman, Fuller nor Mr. Dodds were contractually entitled to any payments from us upon his respective death or disability as of December 31, 2010, due to the earlier termination of his employment with us or 19 Entertainment, as applicable.

Compensation of Non-Employee Directors

Directors who are employees of CKX do not receive any separate compensation for their board service. Non-employee directors receive the compensation described below. For 2010, non-employee directors received an annual fee of $85,000, paid half in cash and half in shares, or at their election (as described below) all in shares, plus $1,000 for attendance at each meeting of the Board and $750 for attending each meeting of a committee of which the director is a member. The chairperson of the audit committee received an additional annual fee of $50,000 and each of the other members of the audit committee received an additional fee of $10,000 for serving on the audit committee, all of which were paid in cash. The chairperson of the nominating and corporate governance committee received an additional annual fee of $10,000 and each of the other members of the nominating and corporate governance committee received an additional annual fee of $5,000, all of which were paid in cash. The chairperson of the compensation committee received an additional annual fee of $25,000 and each of the other members of the compensation committee received an additional annual fee of $5,000, all of which was paid in cash. All non-employee directors have the option to elect to receive 100% of their compensation in shares. CKX pays non-employee directors on a quarterly basis and prices all grants of Common Shares at the closing price on the last day of the quarter for which such fees relate.

Messrs. Edwin Banks, Edward Bleier, Bryan Bloom, Jerry Cohen, Carl Harnick and Jack Langer were members of a special committee formed to evaluate and oversee any and all proposals concerning any potential strategic transactions involving CKX in 2009. Each special committee member was compensated for serving as a member of the special committee. The Board authorized these payments to compensate the members of the special committee for the significant additional time commitment required of them in connection with their duties and responsibilities as members of the special committee. Messrs. Banks and Langer, the co-chairmen of the special committee, each were paid a flat fee of $60,000 and the other members of the special committee, were each paid a flat fee of $25,000.

The total compensation received by our non-employee directors during fiscal year 2010 is shown in the following table:

	Fees Earned or
	Paid in Cash	Stock Awards	Total
Name	($)	($)(2)	($)(1)

Edwin M. Banks	$139,250	$42,250	$181,750
Edward Bleier	$93,750	$42,500	$136,250
Bryan E. Bloom	$85,125	$31,875	$117,000
Jerry L. Cohen(3)	$25,000	$112,986	$137,986
Carl D. Harnick	$130,750	$42,500	$173,250
Jack Langer	$139,750	$42,500	$182,250

(1)	Represents compensation actually paid during the year ended December 31, 2010, which includes compensation for the fourth quarter of 2009 and the first three quarters of 2010.

(2)	Represents the total fair value on the grant date of stock awards made in 2010. For the assumptions made in such valuation, see note 13 to our Consolidated Financial Statements contained in the Original Report. All stock awards are made in shares of common stock and are granted under our 2005 Omnibus Long-Term Incentive Compensation Plan. In 2010, Mr. Cohen received 21,378 shares, each of Messrs. Banks, Bleier, Harnick and Langer, received 8,049 shares and Mr. Bloom received 6,033 shares.

(3)	Mr. Cohen elected to receive all of his director compensation in shares of common stock.

As discussed above, the holder of our Series C Preferred Shares is entitled to elect the Series C Director. Ms. Priscilla Presley currently serves on the Board as the Series C Director and the holder of the Series C Preferred Shares has confirmed its election of Ms. Presley to continue to serve as the Series C Director until the next annual meeting of stockholders or earlier removal by the holder of the Series C Preferred Stock in accordance with our Certificate of Incorporation. Ms. Priscilla Presley does not receive any compensation for her service as a member of the Board.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the compensation committee during 2010 were initially Messrs. Banks, Bleier and Bloom. On December 14, 2010 following the annual meeting of stockholders, the Board reconstituted the membership of its committees, resulting in the appointment of Messrs. Banks, Kerrest and Ms. Dore to serve as the members of the compensation committee. During 2010, none of our executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director or member of our compensation committee. No compensation committee members had any interlocking relationships requiring disclosure under applicable rules and regulations.

Risk Assessment

The Board has an active role, directly and through its committees, in the oversight of our risk management efforts. The Board carries out this oversight role through several levels of review. The Board regularly reviews and discusses with members of management information regarding the management of risks inherent in the operations of our businesses and the implementation of our strategic plan, including our risk mitigation efforts. Each of the Board’s committees also oversees the management of our risks that are under each committee’s areas of responsibility. For example, the audit committee oversees management of accounting, auditing, external reporting, internal controls and cash investment risks. The nominating and corporate governance committee oversees our compliance policies, code of conduct, conflicts of interests, director independence and corporate governance policies. The compensation committee oversees risks arising from compensation practices and policies, and concluded for 2010 that none of our practices and procedures is reasonably likely to create a material adverse risk to the Company. While each committee has specific responsibilities for oversight of risk, the Board is regularly informed by each committee about such risks. In this manner the Board is able to coordinate its risk oversight.

RELATED PARTY TRANSACTIONS

Certain Relationships and Related Transactions

Transactions with Simon Fuller and Restructuring of 19 Entertainment

On January 13, 2010, Simon Fuller left his position as a director of our company and Chief Executive Officer of our 19 Entertainment business and the Company entered into a series of agreements with Mr. Fuller (i) securing Mr. Fuller’s long-term creative services as a consultant, (ii) providing the Company with an option to invest in XIX Entertainment, a new entertainment company that Mr. Fuller has launched, and (iii) agreeing to the termination of Mr. Fuller’s employment with 19 Entertainment. Upon entering into these agreements, Mr. Fuller resigned as a director of the Company and as an officer and director of 19 Entertainment. Pursuant to the consultancy agreement, the Company has engaged Mr. Fuller to provide services, including executive producer services, in respect of the Company’s IDOLS and So You Think You Can Dance programs. In consideration for providing these services, Mr. Fuller will receive 10% of the Company’s net profits from each of the aforementioned programs for the life of the programs as long as Mr. Fuller continues to provide consulting services with respect to such programs. For calendar year 2010, Mr. Fuller has received $5.0 million as an advance against the consulting fee, which was paid in the year ended December 31, 2010. For each year after 2010, subject to certain conditions, Mr. Fuller will receive, as an annual advance against the consulting fee, $3.0 million if American Idol remains on the air and $2.0 million if So You Think You Can Dance remains on the air. The advances are non-refundable to the Company, but we may recoup the amount of such advances within each year from the consulting fee payable to Mr. Fuller. For the year ended December 31, 2010, the Company has recorded $9.1 million of the consulting fee to cost of sales.

In addition to the aforementioned payment, Mr. Fuller received an incremental $2.3 million in consideration for providing creative and strategic advice with respect to the overall business of the Company for the six-month period through July 13, 2010. The Company also paid Mr. Fuller $0.8 million in January 2010, representing consideration for the Company’s option to invest in Mr. Fuller’s new entertainment company. The Company elected not to exercise the option, which expired on March 15, 2010. Mr. Fuller also received $2.0 million in separation payments. The Company recorded $0.6 million of share-based compensation expense in the year ended December 31, 2010 due to the acceleration of the vesting of stock options held by Mr. Fuller upon the termination of his employment agreement. The Company recorded $5.6 million to the provision for severance and other restructuring-related costs in the year ended December 31, 2010 related to these agreements with Mr. Fuller.

In pursuit of the Company’s business plan, on August 11, 2010, certain of the businesses and assets of 19 Entertainment that the Company chose to exit were sold to XIX Management, a company owned and controlled by Simon Fuller. These businesses and assets, which included the Company’s interest in Beckham Brands Limited, an interest in a fashion-based partnership and certain U.K. recorded music and management assets, were sold for the approximate book value of the transferred business. For the year ended December 31, 2010, these businesses generated $6.7 million of revenue, had an operating loss of $1.4 million and had equity in earnings of unconsolidated subsidiaries of $0.6 million. For the 2009 fiscal year, the businesses had revenue of $10.0 million, operating income of $0.5 million and equity in earnings of affiliates of $0.6 million. The impact of these divested businesses was not deemed significant to warrant disclosure as discontinued operations. As part of this transaction, 60 of the Company’s employees whose functions were dedicated to the transferred businesses became direct employees of XIX Management and/or affiliates thereof and XIX Management and/or its affiliates assumed certain lease obligations from the Company.

Because XIX Management is owned and controlled by Simon Fuller, the above described transaction was deemed a related party transaction. The terms of the agreement with XIX Management were reached following extensive arms-length negotiation between the parties. The Board of Directors, acting upon the unanimous approval and recommendation of our independent directors, approved the transaction.

In addition to the transaction described above, during the year ended December 31, 2010, the Company terminated or exited certain other business activities at 19 Entertainment. As a result of this and the transaction with XIX Management, the Company has substantially reduced 19 Entertainment’s spending on programming and new development projects and the associated selling, general and administrative expenses. As of December 31, 2010, the Company has reduced 19 Entertainment’s headcount (including MBST and Storm) from 245 to 90 employees. The Company expects that the reduction in headcount and certain other costs will result in annualized cost savings of approximately $20 million at 19 Entertainment, of which approximately $10 million was realized in 2010.

In connection with the actions described above, for the year ended December 31, 2010, the Company incurred severance and other restructuring-related costs, including charges related to the closure of several offices, of $19.3 million. Certain management, legal and accounting functions at 19 Entertainment were absorbed by the Company’s corporate staff.

In addition to the costs described above, 19 Entertainment recognized a non-cash impairment charge of $2.5 million in 2009 to reduce the carrying amount of the assets of Storm Model Management (“Storm”), a U.K.-based modeling agency, as a result of Mr. Fuller’s resignation from 19 Entertainment and the resulting reduction in his role in the management, oversight and direction of that business. The Company acquired a 51% interest in Storm in the third quarter of 2009, with the expectation that Simon Fuller would be a key contributor to its growth and operations.

Executive Separation Costs

Robert F.X. Sillerman resigned as Chairman and Chief Executive Officer of the Company and from the Company’s Board of Directors, effective as of May 7, 2010. In connection with his resignation, Mr. Sillerman and the Company entered into a separation and consulting agreement, pursuant to which the Company agreed to treat Mr. Sillerman’s resignation as a “constructive termination without cause” for purposes of Mr. Sillerman’s pre-existing employment agreement with the Company. As a result, Mr. Sillerman received a cash severance payment of $3.4 million, which amount became payable six months following the date of Mr. Sillerman’s separation from the Company. The Company has also agreed to provide Mr. Sillerman with $25,000 in each of 2010, 2011 and 2012, and $10,000 each year thereafter, to cover certain of Mr. Sillerman’s health insurance costs. All Company stock options held by Mr. Sillerman under the Company’s 2005 Omnibus Long-Term Incentive Compensation Plan became immediately exercisable in connection with his termination and, subject to Mr. Sillerman’s compliance with certain terms of the separation and consulting agreement, will remain exercisable for the remainder of their original term. The Company recorded $1.3 million of share-based compensation expense in the year ended December 31, 2010 related to this accelerated vesting.

Mr. Sillerman and the Company also entered into a non-exclusive consulting arrangement whereby Mr. Sillerman is receiving a consulting fee of $1.0 million in consideration for his continued availability to promote the best interests of the Company and its subsidiaries on a monthly basis for a one-year period ending on May 30, 2011. In addition to the consulting fee, Mr. Sillerman is being reimbursed for the monthly cost of certain business expenses through December 31, 2011, at a monthly amount of $25,000.

In consideration for the severance payment and the consulting fee, Mr. Sillerman released the Company from all claims arising out of his employment, shareholder and/or other relationship with the Company and the termination of such relationships. The indemnification and confidentiality provisions in Mr. Sillerman’s pre-existing employment agreement are to remain in full force and effect and the Company and Mr. Sillerman agreed to enter into a mutual non-disparagement provision.

The Company recorded severance costs of $0.3 million related to the termination of two employees who reported to Mr. Sillerman, professional fees of $0.1 million related to the separation with Mr. Sillerman and $0.9 million related to a consulting agreement with a former executive as the Company has determined that it will not require any services in the future under the agreement.

Services Provided to Robert F.X. Sillerman

Certain of our non-management employees of the Company provided services to Mr. Sillerman and/or certain affiliates during 2010. In 2010, our compensation committee reviewed the amount of time spent on outside endeavors by our employees on a quarterly basis, and to the extent the compensation committee believed any such employee engaged in outside activities at a level whereby he was being compensated by the Company for the time spent on such outside activities, the compensation committee could require that the employee reduce the level of outside services being performed, and further, could require that the recipient of such services (either Mr. Sillerman or certain affiliates) reimburse us for the compensation attributable to the time spent thereon. For 2010, the compensation committee determined that certain of our non-management employees had provided services to Mr. Sillerman with an aggregate value of $107,080. Mr. Sillerman’s salary and consulting payments for the year ended December 31, 2010, were reduced by such amount to compensate us for such services.

Exercise of Amended Put and Call Options

In March 2005, in connection with our acquisition of 19 Entertainment, certain sellers of 19 Entertainment entered into Put and Call Option Agreements, as amended on June 8, 2009, that provided them with certain rights whereby, during a period of 20 business days beginning March 17, 2011, we could exercise a call right to purchase the common stock of such stockholders at a price equal to $24.72 per share and these sellers could exercise a put right to sell the common stock to us at a price equal to $13.18 per share. The put and call rights applied to 1,675,296 of the shares issued in connection with the 19 Entertainment acquisition, 1,507,135 of which were owned by Simon Fuller.

Immediately following execution of the amendment to the Put and Call Option Agreement noted above, we exercised our right to accelerate our call option with respect to 1,138,088 shares at a reduced call price of $13.18 per share and paid to Mr. Fuller a gross purchase price of $15.0 million. Following this transaction, 537,208 shares remained subject to the original terms of the Put and Call Option Agreements; the sellers exercised their put option on March 25, 2011, with respect to the remaining shares subject to the Put and Call Option Agreement and we paid the sellers a gross purchase price of $7.1 million.

Loan to Promenade Trust

On December 8, 2009, we made a loan to The Promenade Trust in the amount of approximately $0.5 million. The Promenade Trust holds our Series B Convertible Preferred Shares and is the owner of the minority equity interest in the Presley Business. The principal amount of the loan along with interest was repaid from the proceeds of the February 8, 2010, quarterly dividend on the preferred stock. On July 1, 2010, we made a loan of approximately $0.5 million to the holder of our Series B Convertible Preferred Shares. The principal amount of the loan along with interest was repaid from the proceeds of the quarterly dividend on the preferred stock on November 8, 2010.

650 Madison Avenue

We sublease from a third party the entire 16th and a portion of the 15th floors at 650 Madison Avenue, for our principal corporate offices in New York, New York. We sublicense a portion of the 15th floor to each of Flag Anguilla Management (“Flag Anguilla”), Flag Luxury Properties and Circle Entertainment, Inc., (formerly known as FX Real Estate and Entertainment, Inc.) (“Circle Entertainment”), companies which are affiliated with Robert F.X. Sillerman, our former Chairman and Chief Executive Officer. The Company is responsible for payment of the full rental amount each month to the sublandlord, and each of Flag Anguilla, Flag Luxury Properties and Circle Entertainment pay its pro rata share of the rent for the space it occupies to us. As of December 31, 2010, and through March 2011, Flag Anguilla, Flag Luxury Properties and Circle Entertainment were each current on all rent payments.

Vendor Loan

In 2007, we entered into a $1.8 million loan agreement with a vendor that provides marketing and branding consulting services to us. This vendor is owned by several individuals who collectively own less than a one percent interest in us. The loan bears interest at 10% per annum due monthly; interest payments were current through March 2011. On January 14, 2011, we amended the loan agreement, effective July 1, 2010, to extend the maturity date from August 2012 to August 2013. Principal payments are due each February during the years 2009 through 2013 based on a rate of 50% of the vendor’s cash flow, as defined. No principal payments were due or have been made through February 2011 as the vendor had negative cash flow. The loan is personally guaranteed by the four principals of the vendor. We also amended a consulting agreement with the vendor that commenced in 2007 to extend the expiration date from December 31, 2010, to April 30, 2013. We paid monthly consulting fees totaling $1.5 million in the years 2007 through 2010 under the agreement. Commencing July 1, 2010, in lieu of payment of the monthly consulting fee in cash, the monthly consulting fee is deemed paid by reducing the outstanding balance of the loan. The consulting agreement may be terminated by either party upon 60 days notice.

Consulting Arrangement with Priscilla Presley

On February 7, 2005, Elvis Presley Enterprises, Inc. and EPE Holding Corporation, our wholly-owned subsidiary, entered into a consulting agreement with Ms. Priscilla Presley securing Ms. Presley’s consulting services in connection with promotion of the Elvis Presley business. On June 12, 2010, the consulting agreement was amended, effective as of the date of the amendment, to increase Ms. Presley’s annual consulting fee to $800,000. In connection with the execution of this amendment, Ms. Presley received a $250,000 bonus in July 2010.

Approval Process

In accordance with our policy to have all related party transactions reviewed and unanimously approved or ratified by our independent directors, all of the transactions disclosed above were reviewed and unanimously approved or ratified by our independent directors.

STOCKHOLDER PROPOSALS

We have an advance notice provision under our bylaws for stockholder business to be presented at our annual meetings of stockholders. Pursuant to our bylaws, in order for stockholder business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in writing to our Corporate Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than the close of business 90 days, nor more than 120 days, prior to the date of the anniversary of the previous year’s annual meeting; provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, notice by a stockholder must be received not earlier than the close of business 120 days prior to such annual meeting, and not later than the later of (a) the close of business 90 days prior to such annual meeting or (b) the 10th day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made by us.

If you wish to submit a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in our proxy statement for our 2011 annual meeting of stockholders, you must submit the proposal to our Corporate Secretary no later than August 16, 2011, in accordance with Rule 14a-8. If next year’s annual meeting is held on a date more than 30 calendar days from December 14, 2011, a stockholder proposal must be received by a reasonable time before we begin to make our proxy solicitation materials accessible for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

Due to various circumstances and timing concerns, we held our annual meeting for 2008 and 2009, and will hold our annual meeting for 2010, in December of such year. In 2011, we intend to return to our original schedule of holding our annual meetings of stockholders during the second quarter of each year. If the Merger and other transactions contemplated by the Merger Agreement are successfully consummated, no annual meeting of stockholders will be held in 2011.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

Annex B

1290 Avenue of the Americas
New York, NY 10104
212 273-7100
212 752-2711 Fax

May 9, 2011

The Board of Directors
CKx, Inc.
650 Madison Avenue
New York, New York 10022

Members of the Board of Directors:

We understand that CKx, Inc., a Delaware corporation (the “Company”), proposes to enter into a transaction whereby, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 10, 2011 (the “Merger Agreement”), among Colonel Holdings, Inc., a Delaware corporation (“Parent”), Colonel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, (i) Merger Sub will make a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), at a purchase price of $5.50 per share in cash (the “Consideration”) and (ii) following the completion of the Tender Offer, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger” and, together with the Tender Offer, the ‘‘Transaction”), and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (i) Support Agreement Shares (if any) held in a voting trust or by Parent or its designee pursuant to a Support Agreement that has not been terminated prior to the Effective Time, (ii) Dissenting Shares and (iii) Company Common Stock held in the treasury of the Company and Company Common Stock owned, directly or indirectly, by Parent or Merger Sub (other than Support Agreement Shares (if any) held in a voting trust in accordance with a Support Agreement) will be cancelled and converted into the right to receive the Consideration, without interest thereon. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement. We understand that Parent is an affiliate of Apollo Global Management, LLC (“Apollo”).

You have asked for our opinion, as of the date hereof, as to the fairness from a financial point of view to the holders of the Company Common Stock (other than Mr. Robert F.X. Sillerman and the Affiliates and the Associates of Mr. Robert F.X. Sillerman (the terms “Affiliate” and “Associate” as used herein shall have the meanings ascribed to them under Rule 405 of the Securities Act of 1933, as amended), such persons being collectively referred to herein as the ‘‘Excluded Persons”) of the Consideration to be paid to such holders in the Transaction.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of the Company, including research analyst reports;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii) analyzed certain financial forecasts prepared by the management of the Company, which forecasts the Company has represented to us are consistent with the best judgments of the Company’s management as to the future financial performance of the Company and are the best currently available forecasts with respect to such future financial performance of the Company;

The Board of Directors
CKx, Inc.
May 9, 2011

(iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(v) reviewed the reported prices and trading activity for the Company Common Stock;

(vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly traded companies and their securities that we considered to be generally relevant;

(vii) reviewed a draft dated May 9, 2011, of the Merger Agreement; and

(viii) performed such other analyses, studies and investigations, and considered such other factors, as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information provided to, reviewed by or discussed with us (including information that is available from generally recognized public sources) for the purposes of this opinion. With respect to the financial projections provided to us, with your consent, we have assumed that they have been reasonably prepared and are consistent with the best currently available estimates and judgments of senior management of the Company as to the future financial performance of the Company and the other matters covered thereby. We assume no responsibility for and express no view as to such forecasts or any other forward-looking information or the assumptions on which they are based, and we have relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information provided to or reviewed by us incomplete or misleading. In rendering our opinion, we express no view as to the reasonableness of such forward-looking information or any estimate, judgment or assumption on which it is based. We have not performed any independent valuation or appraisal of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or its subsidiaries nor have we been furnished with any such valuations or appraisals. In particular, we do not express any opinion as to the value of any asset or liability of the Company or any of its subsidiaries, whether at current market prices or in the future. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In arriving at our opinion, we have not taken into account any litigation that is pending or may be brought against the Company or any of its affiliates or representatives. In addition, we have not evaluated the solvency of any party to the Merger Agreement under any state or federal laws or rules, regulations, guidelines or principles relating to bankruptcy, insolvency or similar matters.

For purposes of rendering our opinion, we have assumed that there has not occurred any material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or any of its subsidiaries since the respective dates on which the most recent financial statements or other information, financial or otherwise, relating to the Company or any of its subsidiaries, was made available to us. We have also assumed, with your consent, that the final executed Merger Agreement will not differ in any material respect from the draft Merger Agreement reviewed by us, that the representations and warranties of each party set forth in the Merger Agreement are true and correct, that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by it thereunder and that all conditions to the Transaction set forth in the Merger Agreement will be timely satisfied and not modified or waived and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without modification, waiver or delay, except, in each case, as would not be material to our analyses. In addition, we have assumed, with your consent, that any governmental, regulatory or third party consents, approvals or agreements necessary for the consummation of the Transaction will be obtained without any imposition of a delay, limitation, restriction or condition that would, in any respect material to our

The Board of Directors
CKx, Inc.
May 9, 2011

analyses, have an adverse effect on the Company or the contemplated benefits of the Transaction. In addition, we are not legal, accounting, regulatory or tax experts and with your consent we have relied, without independent verification, on the assessment of the Company and its advisors with respect to such matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion and the assumptions used in preparing it, we do not have any obligation to update, revise or reaffirm this opinion. We do not express any view or opinion as to the price at which any share of Company Common Stock or any other security may trade at any time, including subsequent to the date of our opinion.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Persons) of the Consideration to be paid to such holders in the Transaction, and we do not express any view as to the fairness of the Transaction to, or any consideration of, the holders of any other class of securities of the Company, including the holders of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company, creditors or other constituencies of the Company or its subsidiaries or any other term of the proposed Transaction or the other matters contemplated by the Merger Agreement or any related agreement. We have not been asked to, nor do we, offer any opinion as to any other term or aspect of the Merger Agreement or any other agreement or instrument contemplated by or entered into in connection with the Transaction or the form or structure of the Merger Agreement or the likely timeframe in which the Transaction will be consummated. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock in the Transaction or otherwise or with respect to the fairness of any such compensation. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals, and which advice we have relied upon in rendering our opinion. We express no view or opinion as to the financing of the Transaction or the terms or conditions upon which it is obtained. Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We have not acted as financial advisor to any party with regard to the Transaction other than the Board of Directors of the Company. We have previously received fees for our services as financial advisor to the Special Committee and/or the Board of Directors of the Company in connection with a related earlier sales process that was not consummated and will receive an additional fee for our services in connection with the Transaction, which will become payable only if the Transaction is consummated. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for liabilities relating to or arising out of our engagement. In the past, we and certain of our affiliates, have provided investment banking and financial advisory services to Apollo or its affiliates unrelated to the proposed Transaction, for which we or certain of our affiliates received compensation. In addition, we and certain of our affiliates, and certain of our and their respective employees, may have invested in companies affiliated or associated with the Company and Apollo, Parent or Merger Sub and investment funds managed by entities affiliated or associated with the Company and Apollo, Parent or Merger Sub. We and our affiliates may have in the past provided, and may in the future provide, financial advice and services to the Company, Parent or Merger Sub and their respective affiliates or

The Board of Directors
CKx, Inc.
May 9, 2011

any company that may be involved in the Transaction for which we and our affiliates would expect to receive compensation. In the ordinary course of business Gleacher & Company Securities, Inc. (“Gleacher & Company”) and certain of its affiliates may trade the securities of the Company, Parent or Merger Sub, one of their affiliates or any of their respective portfolio companies for their own account and for accounts of customers, and may at any time hold a long and short position in any such securities.

Our opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation as to whether the Board of Directors of the Company should recommend or proceed with the Transaction, nor does it constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares in connection with the Tender Offer or how such holder should vote or act with respect to the Transaction or any matter related thereto.

Based upon and subject to the foregoing and such other matters as we consider relevant, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than the Excluded Persons) in the Transaction is fair, from a financial point of view, to such holders. This opinion has been approved by the Fairness Committee of Gleacher & Company.

Very truly yours,

GLEACHER & COMPANY SECURITIES, INC.

/s/  Gleacher & Company Securities, Inc.

Annex C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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